UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	First quarter 2022 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	First quarter 2022 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 29, 2022

Item 1

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II. CEO Message	3
III. Summary of 1Q22 Consolidated Results	4
IV. Analysis of 1Q22 Consolidated Results	12
V.Relevant Events, Transactions and Activities	28
VI.Awards and Recognitions	29
VII.Credit Ratings	30
VIII.1Q22 Earnings Call Dial-In Information	31
IX.Analyst Coverage	32
X.Definition of Ratios	32
XI.Consolidated Financial Statements	35
XII.Notes to Consolidated Financial Statements	48

Earnings Release | 1Q.2022
Banco Santander México
1

Banco Santander México Reports First Quarter 2022 Net Income of Ps.5,111 Million

-	Total loan portfolio growth continued to outpace YoY market performance, highlighting solid performance in consumer and credit card loans. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market loans, meanwhile SMEs, Corporate and Government loans remained soft.

-	Total deposits continued growing at a solid pace while the Bank carefully manages funding costs by improving funding mix by favoring demand deposits over term deposits. Meanwhile, contribution of individuals in total deposits represented 37.7%, compared with 24.2% in 2016, this is the best mix the Bank has ever had versus previous years’ first quarters.

-	Net income increased 55.9% YoY in 1Q22, mainly due to the solid increase in NII, lower provisions for loan losses and expenses, partially offset by softer fees and lower market related income.

Mexico City – April 28th, 2022, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month ending March 31st, 2022.

Banco Santander México reported net income of Ps.5,111 million in 1Q22, representing a YoY increase of 55.9% and a QoQ decrease of 2.6%.

HIGHLIGHTS
Results (Million pesos)	1Q22	4Q21	1Q21	%QoQ	%YoY
Net interest income	16,416	16,046	15,585	2.3	5.3
Fee and commission, net	4,876	4,760	4,902	2.4	(0.5)
Core revenues	21,292	20,806	20,487	2.3	3.9
Provisions for loan losses	3,874	4,289	7,075	(9.7)	(45.2)
Administrative and promotional expenses	9,475	12,636	9,894	(25.0)	(4.2)
Net income	5,111	5,245	3,279	(2.6)	55.9
Net income per share[1]	0.75	0.77	0.48	(2.6)	55.7

Balance Sheet Data (Million pesos)	Mar-22	Dec-21	Mar-21	%QoQ	%YoY
Total assets	1,734,268	1,639,652	1,748,298	5.8	(0.8)
Total loans	770,440	750,966	713,989	2.6	7.9
Deposits	787,057	783,118	767,627	0.5	2.5
Shareholders´ equity	166,102	165,894	159,654	0.1	4.0

Key Ratios (%)	1Q22	4Q21	1Q21	bps QoQ	bps YoY
Net interest margin	4.59	4.46	4.42	13	17
Net loans to deposits ratio	94.99	92.94	89.76	205	523
ROAE	12.32	12.92	8.24	(60)	408
ROAA	1.21	1.20	0.73	1	48
Efficiency ratio	47.28	56.00	46.62	(872)	66
Capital ratio	20.21	21.56	19.73	(135)	48
NPLs ratio	2.79	2.18	2.91	—	—
Cost of Risk	2.41	2.90	3.15	(49)	(74)
Coverage ratio	114.63	141.38	120.12	—	—

Operating Data	Mar-22	Dec-21	Mar-21	%QoQ	%YoY
Branches	1,036	1,036	1,007	0.0	2.9
Branches and offices[2]	1,345	1,346	1,352	(0.1)	(0.5)
ATMs	9,522	9,498	9,497	0.3	0.3
Customers	20,127,593	19,664,670	19,140,296	2.4	5.2
Employees	25,342	25,276	22,280	0.3	13.7

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

II. CEO Message

Earnings Release | 1Q.2022
Banco Santander México
2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We began the year maintaining very strong dynamics in our core businesses along with a healthy balance sheet and liquidity positions. Volumes were again boosted by individual loans, which continue outpacing the market, driven by sustained market share gains in mortgages and auto loans. In the consumer segment, we experienced a strong recovery, especially in credit cards. The renewed growth was mainly due to the solid performance of our unique LikeU credit card, which is experiencing excellent market acceptance. Additionally, in auto loans, we are very close to become the number three player in the market, thanks to our attractive commercial offering and the various alliances we have with leading automakers. Bear in mind that we started from scratch our auto loans business not that long ago. In the commercial segment, we are beginning to see a positive trend in loan volumes, with middle-market and government loans growing 10% and 4% sequentially.

We continue growing deposits at a solid pace while carefully managing funding costs by improving our mix in favor of demand over term deposits. In line with our strategy, the contribution of individuals has increased considerably in both categories of deposits. Currently, the contribution of individuals represents close to 38% of our total deposits, compared with 24% in 2016, which is the best mix we have had in the Bank’s history compared to previous years’ first quarters. At the same time, our individual and corporate demand deposits continue expanding at high single-digit rates, underscoring the success of our loyalty and customer acquisition strategies as well as our continued focus on reducing high deposit costs.

Regarding asset quality, our NPL ratio reflects the implementation of IFRS-9 regulation in Mexico. Despite our higher risk appetite in certain business lines, our portfolio remains healthy, thanks to prudent risk management. Further, provisions should remain stable, as we are not seeing any deterioration that could impact any of our loan portfolio segments. As Mexico’s improving operating environment gains more traction, we are pointing to further improvements in asset quality and, therefore to levels of provisions and cost of risk more similar to pre-pandemic levels.

Looking ahead, we will continue executing our many growth initiatives and making new investments in the bank’s transformation. We will maintain our strategy focused on strengthening customer loyalty by increasing the digitalization of our products and operations, mainly through innovation and market-leading technology advancements that enable us to significantly enhance the value of our products and digital offerings. Our ambition to become the bank known for superior customer experience in Mexico remains.”

Earnings Release | 1Q.2022
Banco Santander México
3

III. Summary of 1Q22 Consolidated Results

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the Bank’s financial statements for the first quarter of 2022 and their summaries are not comparable with the financial statements for the first quarter, second quarter, third quarter and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Loan portfolio

Banco Santander México’s total loan portfolio, as of March 2022, increased 7.9% YoY, or Ps.56,451 million, to Ps.770,440 million, and 2.6%, or Ps.19,474 million, on a sequential basis.

During the quarter, total loan portfolio growth continued to outpace YoY market performance, highlighting solid performance in consumer and credit card loans; supported by the Bank efforts to continue driving mortgage and auto loan growth. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market loans, meanwhile SMEs, Corporate and Government loans remained soft.

Deposits

Deposits, which represent 81.6% of Banco Santander México’s total funding[1], increased 2.5% YoY in March 2022. In turn, demand deposits increased 7.0% YoY, while time deposits decreased 7.9% YoY, mainly due to a 16.7% drop in corporate deposits, as the Bank continued foregoing certain expensive corporate deposits to lower cost of deposits. On a sequential basis, demand deposits increased 2.2%, while time deposits decreased 3.8%. It is worth noting that demand deposits from individuals increased 6.2% YoY, supported by the Bank’s promotional campaigns. The Bank continued working to further reduce its funding costs, as make additional headway toward improving deposit mix, one that prioritizes individual deposits.

In March 2022, demand deposits from individuals represented 34.9% of total demand deposits, compared with 35.2% in March 2021. Time deposits from individuals represented 45.1% of total time deposits, compared with 39.3% a year ago. Total deposits from individuals represented 37.7% of total deposits, compared with 36.4% in March 2021, best mix versus previous first quarters.

The loans-to-deposits ratio stood at 94.99% in March 2022, which compares to 89.76% in March 2021, and 92.94% in December 2021, maintaining a healty funding position.

[1] Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 1Q.2022
Banco Santander México
4

Net income

Banco Santander México reported 1Q22 net income of Ps.5,111 million, representing an increase of 55.9% YoY, and a decrease of 2.6% sequentially. The YoY increase was mainly due to the solid increase in NII and lower provisions for loan losses and expenses, partially offset by softer fees and lower market related income.

Consolidated statements of comprehensive income
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Net interest income	16,416	16,046	15,585	2.3	5.3
Provisions for loan losses	(3,874)	(4,289)	(7,075)	(9.7)	(45.2)
Net interest income after provisions for loan losses	12,542	11,757	8,510	6.7	47.4
Commission and fee income, net	4,876	4,760	4,902	2.4	(0.5)
Net gain (loss) on financial assets and liabilities	1,039	1,342	1,398	(22.6)	(25.7)
Other operating income	(2,291)	416	(664)	—	—
Administrative and promotional expenses	(9,475)	(12,636)	(9,894)	(25.0)	(4.2)
Operating income	6,691	5,639	4,252	18.7	57.4
Equity in results of associated companies	107	30	77	—	39.0
Operating income before income taxes	6,798	5,669	4,329	19.9	57.0
Income taxes (net)	(1,687)	(424)	(1,050)	—	60.7
Net income	5,111	5,245	3,279	(2.6)	55.9
Effective tax rate (%)	24.82	7.48	24.26

Other comprehensive income	(3,127)	—	—	—	—
Valuation of financial instruments to collect or sell	(3,028)	—	—	—	—
Valuation of derivatives financial instruments for cash flow hedges	(85)	—	—	—	—

Earnings Release | 1Q.2022
Banco Santander México
5

Remeasurement of defined benefit obligation	(14)	—	—	—	—

Participation in ORI of other entities	0	—	—	—	—

Integral result	1,984	—	—	—	—

Net result attributable to:	5,111	—	—	—	—
controlling interest	5,111	—	—	—	—
Non-controlling interest	0	—	—	—	—

Comprehensive income attributable to:	1,984	—	—	—	—
Non-controlling interest	1,984	—	—	—	—
Comprehensive income attributable to:	0	—	—	—	—

Basic earnings per common share	0.75	—	—	—	—

1Q22 vs 1Q21

The 55.9% year-on-year increase in net income was principally driven by:

i)	A 45.2%, or Ps.3,201 million, decrease in provisions for loan losses, due to a high base in 1Q21, as the Bank booked additional loan loss provisions to customers in the entertainment and retail sectors affected by the COVID-19 pandemic;

ii)	A 5.3%, or Ps.831 million, increase in net interest income, mainly driven by both higher retail volumes and interest rates;

iii)	A 4.2%, or Ps.419 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses), partly offset by an increase in personnel expenses; and

iv)	A 39.0%, or Ps.30 million, increase in the results of associated companies due to the recognition of GetNet Mexico investment.

The increase in net income was partially offset by:

i)	A Ps.1,627 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses, an increase in other operating expenses and higher legal expenses and costs related to portfolio recoveries;

ii)	A 60.7%, or Ps.637 million, increase in income taxes, which resulted in a 24.82% effective tax rate for the quarter, compared to 24.26% in 1Q21;

iii)	A 25.7%, or Ps.359 million, decrease in net gains on financial assets and liabilities, due to a higher base in 1Q21, related to extraordinary gains related to the sale of certain securities; and; and

iv)	A 0.5%, or Ps.26 million, decrease in net commissions and fees, mainly due to a decrease in debit and credit card fees, driven by extraordinary revenues that were registered in 2021, coupled with a higher cost in the acquiring business, cost increases on the reward programs and higher other commissions and fees paid, partly offset by increases in insurance fees, account management, foreign trade and collection services.

Earnings Release | 1Q.2022
Banco Santander México
6

Gross operating income

Banco Santander México’s gross operating income for 1Q22 totaled Ps.22,331 million, representing an increase of 2.0% YoY, or Ps.446 million, and 0.8% QoQ, or Ps.183 million. The YoY increase was mainly due to the growth in net interest income, driven by the performance of both, our individual loans and deposits and interest rate increases, partially offset by lower market related income and soft net commissions and fees income.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)
	1Q22	4Q21	1Q21	QoQ	YoY
Net Interest Income	73.51	72.45	71.21	106	230
Net Commissions and Fees	21.84	21.49	22.40	35	(56)
Market related revenue	4.65	6.06	6.39	(141)	(174)
Gross Operating Income*	100.00	100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 1Q22 increased 408 basis points to 12.32%, from 8.24% reported in 1Q21 and decreased 60 basis points from 12.92% in 4Q21. The ROAE showed strong performance relative to 1Q21 and benefited from the strategies implemented to increase volumes, mainly in the individual loan portfolio, along with normalized provisions. The ROAE was still impacted by excess capital per regulator’s recommendation to limit dividend payments.

Earnings Release | 1Q.2022
Banco Santander México
7

Strategic initiatives and commercial actions

Banco Santander México is one of the leading financial groups in the country with a longstanding commitment to innovation, technology services, and continued development. The Bank is investing for the future on behalf of its clients, as well as innovating ahead of clients’ evolving needs. The Bank offers an extensive set of value-added products and services, innovating every day to attract and retain potential customers in a highly competitive and challenging environment. Banco Santander México will continue working on its growth initiatives and making new investments in the Bank’s transformation while strengthening client loyalty, keeping intact its ambition to become the bank providing the best customer experience in Mexico.

The most relevant aspects of the first quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow it to cater to its customers more comprehensively.

▪	The “LikeU” credit card, which is our latest credit card product and the first in Mexico with “on-demand services” and with the highest security specifications, is having excellent market acceptance. Since its launch in early September, the Bank has issued more than +540 thousand Like U cards with +75% of active cards recording at least one purchase. Through this offer, we strongly consider that we will be doubling the acquisition of new accounts in 2022, helping to grow steadily and organically the portfolio in a more profitable way.

▪	The “LikeU” credit card has also had a positive impact on social causes by collecting more than $13 million pesos as of today. The three most supported causes among clients are ~30% Children with a Star (cerebral palsy, autism, and other disabilities), ~22% Breast Cancer, and ~18% Cleaning of Seas and Rivers.

▪	The Bank is working on a new initiative that seeks to develop a new generation of “Touch Cards”, reflecting the commitment to inclusion, adding a new raised mark to make it accessible to people with visual disabilities. In addition, new material will be implemented in debit and credit cards for these to be manufactured with 85% recycled PVC as part of the Bank’s commitment to the environment. These new cards will be available in May 2022 for debit cards and September 2022 for credit cards.

▪	GetNet, the contactless payment platform of Santander México, received the Platinum Award for implementing an infrastructure with the highest security and technology specifications allowing contactless payments on the Mexico City Metrobus with a credit card, debit card, smartphone, or smartwatch. This initiative developed jointly with VISA and Conduent, is unprecedented and has a great social impact since it is the first public transportation system that achieves this type of payment. Note that since its launch, in September 2021, more than 800,000 payments or “top-ups” have been made.

▪	In February 2022, Banco Santander México announced an exclusive alliance with Caranty marketplace, to offer Caranty Credit. This is a new and unique financing scheme in Mexico for individuals who wish to buy or sell a used car directly from one individual to another in a secure way through Caranty’s platform and with the Bank’s financing. Caranty Credit is available to both clients and non-clients of Santander México, emphasizing that the Bank’s clients have preferential conditions. With this new offer, the Bank is making its way into a market three times bigger than the new auto sales in Mexico.

Earnings Release | 1Q.2022
Banco Santander México
8

▪	Reinforcing its alliance with Soriana, in March 2022, the Bank launched Soriana paGO G Mini, a portable payment terminal created with Getnet technology with a simple, accessible, and competitive scheme, focused on entrepreneurs and SMEs. This places Santander México as the first bank in the country to implement a retail sales scheme.

▪	The Bank relaunched the High-Income Segment, endorsing its commitment to one of the most powerful niches of the bank, this will allow Banco Santander México to support its clients in building their wealth.

▪	In line with the Bank’s strategy, a new pre-approved payroll loan was launched so that customers can dispose of advanced payments for up to $1,500 pesos, which will be deducted through their payroll at zero interest, available only through ATMs. With this new offer, added to those already existing in the payroll plan, Banco Santander México estimates that it will be increasing the acquisition of new payroll accounts by 500 thousand by year-end, contributing to the organic growth of the segment, without living aside prudent risk management.

▪	As of April 1st, customers will be able to withdraw up to $1,000 pesos, from their debit cards quickly and safely through the banking correspondent: Extra, Circle K, and K stores.

▪	In April, the Bank announced its new mortgage “Hipoteca Integral”. This new mortgage product will be the first to recognize the total income of families, both fixed and variable. Hipoteca Integral offers an interest rate of 11.5% as well as property insurance, which covers the total value of the property for our customers, and unemployment insurance for up to 9 months. With the launch of this new and attractive offer, the Bank is confident that will keep gaining market share in this segment.

▪	The Bank established a new direct communication channel called Santander Whatsapp as part of the digital service strategy.

▪	This quarter, Santander increased its market share in auto loans by 0.7 pp MoM to +13% (as of January) closing the gap with the 3rd player in the market. All this, thanks to the alliances that the bank has with Honda, Mazda, Tesla, and Suzuki, together with Super Auto Santander, a platform that integrates the commercial and insurance offering in one place, allowing to offer an online pre-approval in less than 10 minutes.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all processes from end to end. In the quarter, the platform processed 96% of transactions digitally. As of 1Q22, around 46% of new originations came through Hipoteca Plus, which helps to drive cross-selling products, and 45% through Hipoteca Free. Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client’s profile.

▪	The Bank continues to increase the number of its digital and mobile clients by 10% YoY and 12%, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 42% of active clients (vs 19% in the first quarter of 2016). Moreover, digital transactions now account for almost 47% of total transactions, increasing 6.3 pp compared to March 2021. As of March 2022, 63% of product sales were made through digital channels, compared to 49% a year ago.

Earnings Release | 1Q.2022
Banco Santander México
9

Customers
(Thousands)				% Variation
	Mar-22	Dec-21	Mar-21	QoQ	YoY
Loyal Customers[1]	4,002	3,895	3,687	2.7	8.5
Digital Customers[2]	5,668	5,544	5,154	2.2	10.0
Mobile Customers[3]	5,383	5,252	4,829	2.5	11.5

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

For Santander, being sustainable means taking into account the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental, and ethical level.

We are committed to integrating into our operation the criteria, policies, and internal processes that guarantee the care of the social and environmental aspects that demand of us, both sustainability and the 2030 Agenda for Sustainable Development.

Santander México’s commitments to Responsible Banking are an example of its continuous efforts to guarantee a sustainable future for all. Operations are carried out in an ethical and transparent manner to ensure proper compliance with commitments. The Bank focuses on promoting financial inclusion, equity, the social development of communities, education, and care for the environment.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and in the world. In this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse, and inclusive work environment, where leadership and commitment follow the Simple, Personal, and Fair culture while designing products focused on the client.

The goal to achieve Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

At Grupo Santander, sustainability is made up of four pillars that mark the path of all our actions: Economic, Social, Environmental, Ethical, and Corporate Governance.

For more details, please visit the Responsible Banking section on the investor relations website.

As a result of these efforts, Banco Santander México has achieved the following recognitions:

•	In April 2022, Santander México was recognized for the fourth consecutive time as one of the best companies on LinkedIn 2022; highlighting a notable advance, going from occupying the fifteenth position last year, to sixth place this year.

•	Santander México was the only bank in the country included in the S&P “Sustainability Yearbook 2021” and once again included in 2022. Additionally, in 2021, the Bank obtained the “Industry Mover” emblem, for presenting the strongest improvement in the financial sector.

Earnings Release | 1Q.2022
Banco Santander México
10

•	In November 2021, Banco Santander México was selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index (DJSI MILA 2021) for the second consecutive year.

•	In August 2021, the Bank was recognized as an Outstanding leader in Sustainable Finance in Latin America by Global Finance Magazine.

•	In July 2021, International Finance Magazine recognized Santander México as the Best Financial Inclusion Bank in the country and as the Most Socially Responsible Bank in Mexico.

•	In 2021, Tuiio by Santander was recognized as an outstanding practice to end poverty in Mexico within the study carried out by Mexico Global Compact, which pursues the 17 Sustainable Development Goals proposed by the 2030 Agenda of the United Nations.

•	In 2021, Laura Diez Barroso, Chairman of the Board of Directors of Santander México, was named as one of “The 100 most powerful women in business” by Expansión within the framework of International Women’s Day. In addition, Mrs. Diez Barroso participated in the signing of the commitment of banking to reduce the gender gap in the financial system in Mexico.

•	In 2020, the Bank was included on the S&P/BMV Total Mexico ESG Index, which replaced the IPC Sustainability Index, of which the Bank was part since 2013.

•	The Bank was part of the FTSE4Good Index from 2018-2021.

•	Member of the United Nations Global Compact since 2012.

•	Santander México holds an ISO 14001:2015 certification since 2004.

•	The Bank has a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsable by its acronym in Spanish).

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 1Q.2022
Banco Santander México
11

IV. Analysis of 1Q22 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the total loan portfolio growth continued to outpace YoY market performance, highlighting solid performance in consumer and credit card loans, supported by the Bank efforts to continue driving mortgage and auto loan growth. While loan volumes in the commercial portfolio were driven by a double-digit pick-up in middle-market loans, meanwhile SMEs, Corporate and Government loans remained soft. As a result, the total loan portfolio increased 7.9% YoY, or Ps.56,451 million, to Ps.770,440 million in March 2022. On a sequential basis, total loan portfolio increased 2.6%, or Ps.19,474 million.

Portfolio Breakdown
Million pesos				% Variation
	Mar-22	Dec-21	Mar-21	QoQ	YoY
Commercial	446,392	435,364	423,445	2.5	5.4
Middle-market	220,051	200,834	194,004	9.6	13.4
Corporates	72,093	84,447	70,857	(14.6)	1.7
SMEs	55,790	55,787	60,415	0.0	(7.7)
Government & Financial Entities	98,458	94,296	98,169	4.4	0.3

Individuals	324,048	315,602	290,544	2.7	11.5
Consumer	126,673	121,762	113,294	4.0	11.8
Credit cards	54,136	53,405	50,807	1.4	6.6
Other consumer	72,537	68,357	62,487	6.1	16.1
Mortgages	197,375	193,840	177,250	1.8	11.4
Total	770,440	750,966	713,989	2.6	7.9

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 57.9% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 45.2% of the total. Middle-market, Corporate and SME loans represented 28.6%, 9.4% and 7.2% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 42.1% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 25.6%, 9.4% and 7.0% of the total loan portfolio, respectively.

Earnings Release | 1Q.2022
Banco Santander México
12

Loan portfolio breakdown by stages
Million pesos
	Mar-22%
Stage 1
Commercial	421,136	54.7

Individuals	301,764	39.2
Consumer	120,173	15.6
Credit cards	50,824	6.6
Other consumer	69,349	9.0
Mortgages	181,591	23.6
Total stage 1	722,900	93.8

Stage 2
Commercial	15,520	2.0

Individuals	10,533	1.4
Consumer	3,025	0.4
Credit cards	1,504	0.2
Other consumer	1,521	0.2
Mortgages	7,508	1.0
Total stage 2	26,053	3.4

Stage 3
Commercial	9,736	1.3

Individuals	11,751	1.5
Consumer	3,475	0.5
Credit cards	1,808	0.2
Other consumer	1,667	0.2
Mortgages	8,276	1.1
Total stage 3	21,487	2.8
Total loan portfolio
Commercial	446,392	57.9

Individuals	324,048	42.1
Consumer	126,673	16.4
Credit cards	54,136	7.0
Other consumer	72,537	9.4
Mortgages	197,375	25.6
Total loan portfolio	770,440	100.0

Loan portfolio breakdown
Million pesos
	Dec-21%		Mar-21%
Performing loans
Commercial	430,969	57.4	416,942	58.4

Individuals	303,606	40.4	276,287	38.7
Consumer	117,995	15.7	107,758	15.1
Credit cards	51,502	6.9	47,641	6.7
Other consumer	66,493	8.9	60,117	8.4
Mortgages	185,611	24.7	168,529	23.6
Total performing loans	734,575	97.8	693,229	97.1

Non-performing loans
Commercial	4,395	0.6	6,503	0.9

Individuals	11,996	1.6	14,257	2.0
Consumer	3,767	0.5	5,536	0.8
Credit cards	1,902	0.3	3,166	0.4
Other consumer	1,865	0.2	2,370	0.3
Mortgages	8,229	1.1	8,721	1.2
Total non-performing loans	16,391	2.2	20,760	2.9

Total loan portfolio
Commercial	435,364	58.0	423,445	59.3

Individuals	315,602	42.0	290,544	40.7
Consumer	121,762	16.2	113,294	15.9
Credit cards	53,405	7.1	50,807	7.1
Other consumer	68,357	9.1	62,487	8.8
Mortgages	193,840	25.8	177,250	24.8
Total loan portfolio	750,966	100.0	713,989	100.0

Earnings Release | 1Q.2022
Banco Santander México
13

As of March 2022, commercial loans increased 5.4% YoY, or Ps.22,947 million, due to increases of 13.4%, or Ps.26,047 million in middle-market loans, 2.6%, or Ps.2,252 million in government entities loans, and 1.7%, or Ps.1,236 million in corporate loans. Meanwhile, SMEs and financial institutions loans, decreased, 7.7% YoY, or Ps.4,625 million and 18.6% YoY, or Ps.1,963 million, respectively. The YoY increase, reflected a significant pick-up in middle-market loans, while SMEs, corporate and government loans remained soft. Sequentially, commercial loans increased 2.5% or Ps.11,028 million.

Mortgage loans continued showing robust growth, increasing 11.4% YoY, or Ps.20,125 million and 1.8%, or Ps.3,535 million sequentially. The “Hipoteca Plus” product remains a main driver behind this strong performance, accounting for 46% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 1Q22, 96% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 14.8% YoY.

It is worth noting that auto loans continued showing a strong performance, increasing 88.4% YoY, or Ps.9,598 million in March 2022 and a 12.2%, or Ps.2,231 million, sequentially. This was a result of the Bank’s alliances with leading automakers in Mexico and by the “Super Auto Santander” platform. According to the last information published by CNBV, as of January 2022, market share in this business was 13.0% vs. 5.8% a year ago.

Credit card loans are started to see positive signs of growth, expanding 6.5% YoY, or Ps.3,314 million, and 1.3% QoQ, or Ps.716 million, reflecting an average usage increase of 10.3% YoY, and supported by the Bank’s latest product “Like U”. Currently, more than 11% of total billing comes from “Like U” credit cards.

Payroll loans had a good performance, increasing 6.5% YoY, or Ps.2,327 million, while personal loans decreased 12.9% YoY, or Ps.2,009 million, still affected by weak demand conditions and the Bank’s cautious approach.

Total Deposits

Total deposits in March 2022 stood at Ps.787,057 million, an increase of 2.5% YoY, or Ps.19,430 million. On a sequential basis, total deposits grew 0.5%, or Ps.3,939 million. Demand deposits reached Ps.576,070 million, increasing 7.0% YoY, or Ps.37,441 million, while time deposits decreased 7.9% YoY, or Ps.18,011 million. On a sequential basis, demand deposits increased 2.2% QoQ, or Ps.12,236 million, while time deposits decreased 3.8% QoQ, or Ps.8,297 million. Deposits from individuals expanded 6.0% YoY, or Ps.16,878 million, and from corporates 0.5% YoY, or Ps.2,552 million. The Bank continues working on the strategy focused on prioritizing individual deposits and foregoing certain expensive corporate deposits.

Earnings Release | 1Q.2022
Banco Santander México
14

Net interest income

Net interest income
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Interest on funds available	495	416	371	19.0	33.4
Interest on margin accounts	115	88	61	30.7	88.5
Interest and yield on securities	6,251	6,020	6,243	3.8	0.1
Interest and yield on loan portfolio – excluding credit cards	16,996	15,870	14,804	7.1	14.8
Interest and yield on loan portfolio related to credit cards	3,069	3,170	2,911	(3.2)	5.4
Commissions collected on loan originations	132	143	142	(7.7)	(7.0)
Interest and premium on sale and repurchase agreements and securities loans	1,203	1,141	567	5.4	112.2
Interest income	28,261	26,848	25,099	5.3	12.6

Daily average interest- earnings assets	1,430,420	1,440,592	1,410,705	(0.7)	1.4

Interest from customer deposits – demand deposits	(2,238)	(2,224)	(1,572)	0.6	42.4
Interest from customer deposits – time deposits	(2,942)	(2,403)	(2,352)	22.4	25.1
Interest from credit instruments issued	(1,318)	(1,231)	(1,233)	7.1	6.9
Interest on bank and other loans	(582)	(593)	(510)	(1.9)	14.1
Interest on subordinated capital notes	(420)	(427)	(419)	(1.6)	0.2
Others	(175)	0	0	100.0	100.0
Interest and premium on sale and repurchase agreements and securities loans	(4,170)	(3,924)	(3,428)	6.3	21.6
Interest expense	(11,845)	(10,802)	(9,514)	9.7	24.5

Daily average interest-bearing liabilities	1,251,495	1,264,541	1,265,176	(1.0)	(1.1)

Net interest income	16,416	16,046	15,585	2.3	5.3

Net interest income in 1Q22 totaled Ps.16,416 million, increasing 5.3% YoY, or Ps.831 million, and 2.3% QoQ, or Ps.370 million.

The 5.3% YoY increase in net interest income resulted from the combination of:

i)	A 12.6%, or Ps.3,162 million, increase in interest income, to Ps.28,261 million, which resulted from the combined effect of a 78 basis points increase in the average interest rate received and a 1.4%, or Ps.19,715 million, increase in average interest-earning assets; and

ii)	A 24.5%, or Ps.2,331 million, increase in interest expense, to Ps.11,845 million, stemming from a 78 basis points increase in the average interest rate paid and a 1.1%, or Ps.13,681 million, decrease in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 1Q22, stood at 4.59%, compared to 4.42% in 1Q21 and 4.46% in 4Q21. The YoY increase in NIM was principally driven by the expansion of retail loan volumes and higher interest rates.

Earnings Release | 1Q.2022
Banco Santander México
15

Interest Income

Total average interest earning assets in 1Q22 amounted to Ps.1,430,420 million, increasing 1.4% YoY, or Ps.19,715 million, mainly driven by increases of 8.1% YoY, or Ps.56,756 million, in the average loan portfolio and a 64.2% YoY, or Ps.35,602 million, in repurchase agreements, partly offset by decreases of 41.3%, or Ps.46,874 million in the average amount of funds available, a 3.4%, or Ps.17,370 million, in the average amount of investment in securities, and a 30.2%, or Ps.8,399 million, in margin accounts. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	1Q21	2Q21	3Q21	4Q21	1Q22
Loan portfolio	49.7	50.6	52.6	50.3	53.0
Investment in securities	36.3	33.1	29.1	36.2	34.6
Funds available	8.1	8.8	10.5	5.3	4.7
Repurchase agreements	3.9	6.1	6.5	6.9	6.4
Margin accounts	2.0	1.4	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 1Q22 generated Ps.20,197 million and accounted for 71.5% of total interest income. The remaining interest income of Ps.8,064 million is broken down as follows: 22.1% from investment in securities, 4.3% from repurchase agreements, 1.7% from funds available, and 0.4% from margin accounts.

Interest income for 1Q22 increased 12.6%, or Ps.3,162 million YoY, to Ps.28,261 million, reflecting higher interest income from total loan portfolio, repurchase agreements, funds available, margin accounts, and investment in securities, which increased 13.3%, or Ps.2,350 million, 112.2%, or Ps.636 million, 33.4%, or Ps.124 million, 88.5%, or Ps.54 million, and 0.1%, or Ps.8 million, respectively.

The average interest yield on interest-earning assets in 1Q22 stood at 7.90%, increasing 78 basis points from 7.12% in 1Q21. Sequentially, the average interest yield on interest-earning assets increased 61 basis points from 7.29% in 4Q21.

In 1Q22, the average interest rate on the total loan portfolio stood at 10.59%, an increase of 49 basis points YoY. Relative to 1Q21, the average reference rate (TIIE28) increased 165 basis points. The average interest rate on the commercial loan portfolio stood at 7.68%, an increase of 76 basis points YoY, the yield of the credit card loan portfolio stood at 22.69%, an increase of 49 basis points YoY, while the yield of consumer loan portfolio stood at 22.92%, remained flat YoY, and the average interest rate on the mortgage loan portfolio stood at 9.41%, a decrease of 8 basis points YoY. While the average interest rate on the investment in securities portfolio stood at 5.05%, increasing 18 basis points YoY.

Earnings Release | 1Q.2022
Banco Santander México
16

Interest income
Million Pesos	1Q22			1Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	66,661	495	2.97	113,535	371	1.31	(41.3)	33.4	166
Margin accounts	19,422	115	2.37	27,821	61	0.88	(30.2)	88.5	149
Investment in securities	495,249	6,251	5.05	512,619	6,243	4.87	(3.4)	0.1	18
Loan portfolio	758,025	20,065	10.59	701,269	17,715	10.10	8.1	13.3	49
Commissions collected on loan originations	—	132	—	—	142	—	—	(7.0)	—
Sale and repurchase agreements and securities loans	91,063	1,203	5.28	55,461	567	4.09	64.2	112.2	119
Interest income	1,430,420	28,261	7.90	1,410,705	25,099	7.12	1.4	12.6	78

Interest income increase from the total loan portfolio was 13.3%, or Ps.2,350 million, which resulted from the combined effect of a 8.1%, or Ps.56,756 million, increase in average loan portfolio volume, and a 49 basis points increase in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪  Commercial: 6.5%, or Ps.27,062 million increase, with a 7.68% interest yield, which increased 76 bps;

▪  Mortgages: 11.7%, or Ps.20,325 million increase, with a 9.41% interest yield, which decreased 8 bps;

▪  Consumer: 12.5%, or Ps.7,711 million increase, with a 22.92% interest yield, which decreased 3 bps; and

▪	Credit Cards: 3.2%, or Ps.1,658 million increase, with a 22.69% interest yield, which increased 49 bps.

Interest income from investment in securities remained flat YoY, which resulted from the combined effect of a 18 basis points increase in the average interest rate, and a decrease of 3.4%, or Ps.17,370 million, in average volume. Interest income from repurchase agreements increased 112.2%, or Ps.636 million, which resulted from the increase of 64.2%, or Ps.35,602 million, in average volume, and a 119 basis points increase in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,251,495 million, decreasing 1.1% YoY, or Ps.13,681 million, and were driven by decreases of 15.7%, or Ps.58,813 million, in repurchase agreements, 12.7%, or Ps.5,399 million, in bank and other loans, and 1.0%, or Ps.2,634 million, in time deposits. These decreases were partly offset by increases of 10.1%, or Ps.48,437 million, in demand deposits, 5.6% or Ps.4,517 million, in credit instruments issued, and 0.8%, or Ps.211 million, in subordinated capital notes.

Earnings Release | 1Q.2022
Banco Santander México
17

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	1Q21	2Q21	3Q21	4Q21	1Q22
Demand deposits	37.9	40.7	44.7	42.4	42.2
Sale and repurchase agreements and securities loans	29.7	28.5	24.4	26.7	25.3
Time deposits	20.5	19.2	19.7	19.3	20.6
Credit instruments issued	6.4	6.2	6.2	6.4	6.8
Bank and other loans	3.4	3.3	2.8	3.1	3.0
Subordinated capital notes	2.1	2.1	2.2	2.1	2.1
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 1Q22 amounted to Ps.5,180 million and Ps.4,170 million, respectively, accounting for 43.7% and 35.2% of interest expenses. The remaining Ps.2,495 million was paid as follows: 11.1% on credit instruments issued, 4.9% on bank and other loans, 3.6% on subordinated capital notes, and 1.5% on other interest expenses.

Interest expense for 1Q22 increased 24.5% YoY, or Ps.2,331 million, to Ps.11,845 million, mainly driven by higher interest expenses on repurchase agreements, demand deposits, time depostis, and other interest expenses.

The average interest rate on interest-bearing liabilities increased 78 basis points to 3.79% in 1Q22. For 1Q22, the average interest rate on the main sources of funding increased YoY as follows:

▪	161 basis points in repurchase agreements, at an average interest rate paid of 5.26%;

▪	96 basis points in time deposits, at an average interest rate paid of 4.58%; and

▪	39 basis points in demand deposits, at an average interest rate paid of 1.70%.

Earnings Release | 1Q.2022
Banco Santander México
18

Interest expense
Million pesos	1Q22			1Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	528,104	2,238	1.70	479,667	1,572	1.31	10.1	42.4	39
Time deposits	257,217	2,942	4.58	259,851	2,352	3.62	(1.0)	25.1	96
Credit instruments issued	85,357	1,318	6.18	80,840	1,233	6.10	5.6	6.9	8
Bank and other loans	37,253	582	6.25	42,652	510	4.78	(12.7)	14.1	147
Subordinated capital notes	26,653	420	6.30	26,442	419	6.34	0.8	0.2	(4)
Sale and repurchase agreements and securities loans	316,911	4,170	5.26	375,724	3,428	3.65	(15.7)	21.6	161
Other interest expenses	—	175	—	—	—	—	—	—	—
Interest expense	1,251,495	11,845	3.79	1,265,176	9,514	3.01	(1.1)	24.5	78

Increases in retail deposits continued to reflect the Bank’s focus on driving profitability with a higher reliance on retail deposits. The average balance of demand deposits increased 10.1% YoY, or Ps.48,437 million, while the average balance of time deposits contracted 1.0% YoY, or Ps.2,634 million. Interest paid on demand deposits increased 42.4%, or Ps.666 million YoY, and interest paid on time deposits increased 25.1% YoY, or Ps.590 million.

Earnings Release | 1Q.2022
Banco Santander México
19

Provisions for loan losses and asset quality

During 1Q22, provisions for loan losses amounted to Ps.3,874 million, which represented a decrease of 45.2%, or Ps.3,201 million, YoY, due to a high base in 1Q21, as the Bank booked additional loan loss provisions to customers in the entertainment and retail sectors affected by the COVID-19 pandemic and a decrease of 9.7%, or Ps.415 million, on a sequential basis, mainly due to a better performance in credit portfolios and higher recoveries in the 1Q22.

Loan Loss Reserves
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Commercial	1,063	1,408	3,414	(24.5)	(68.9)
Consumer	2,310	2,538	3,120	(9.0)	(26.0)
Mortgages	501	343	541	46.0	(7.4)
Total	3,874	4,289	7,075	(9.7)	(45.2)

Cost of risk ( %)
				Variation (bps)
	1Q22	4Q21	1Q21	QoQ	YoY
Commercial	1.29	1.87	1.85	(58)	(56)
Consumer	8.80	9.66	11.58	(86)	(278)
Mortgages	0.91	0.95	0.90	(4)	1
Total	2.41	2.90	3.15	(49)	(74)

In accordance with the General Procedures applicable to Credit Institutions effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the NPL ratio is not comparable with previous periods.

The stage 3 total loan portfolio in March 2022 stood at Ps.21,487 million. Meanwhile the non-performing loans as of December 2021 stood at Ps.16,391 million and Ps.20,760 million in March 2021. The stage 3 total loan portfolio in March 2022, reflected the impact of IFRS-9 adoption.

Consumer loan portfolio (including credit cards) NPL ratio in March 2022 stood at 2.74%, 4.89% in March 2021 and 3.09% in December 2021. At the same time, SMEs loans NPL stoos at 2.10% in March 2022, 4.81% in March 2021 and 2.80% in December 2021. While commercial loans NPL ratio stood at 2.18% in March 2022, 1.54% in March 2021 and 1.01% in December 2021. Finally, mortgage loans NPL ratio stoos at 4.19% in March 2022, 4.92% in March 2021 and 4.25% in December 2021.

Earnings Release | 1Q.2022
Banco Santander México
20

The breakdown of the stage 3 total loan portfolio is as follows: commercial loans 45.3%, mortgage loans 38.5%, and consumer loans (including credit cards) 16.2%.

Non-Performing loan ratio (%)

	Mar-22	Dec-21	Mar-21
Commercial	2.18	1.01	1.54
SMEs	2.10	2.80	4.81
Others	2.19	0.75	1.00

Individuals
Consumer	2.74	3.09	4.89
Credit Card	3.34	3.56	6.23
Other consumer	2.30	2.73	3.79
Mortgages	4.19	4.25	4.92
Total	2.79	2.18	2.91

The non-performing loans led to an NPL ratio of 2.79% in March 2022, a 2.91% in March 2021 and 2.18% in December 2021. The NPL ratio reflects the adoption of IFRS-9 methodology which had an impact of 82 basis points.

Finally, the coverage ratio for March 2022 stood at 114.63%, 120.12% in March 2021 and 141.38% in December 2021.

Earnings Release | 1Q.2022
Banco Santander México
21

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Commission and fee income
Debit and credit card	2,367	2,610	2,235	(9.3)	5.9
Account management	724	671	650	7.9	11.4
Collection services	630	532	592	18.4	6.4
Investment funds	446	458	414	(2.6)	7.7
Insurance	1,444	1,437	1,289	0.5	12.0
Purchase-sale of securities and money market transactions	274	211	238	29.9	15.1
Checks trading	38	46	42	(17.4)	(9.5)
Foreign trade	439	319	394	37.6	11.4
Financial advisory services	502	412	435	21.8	15.4
Other	238	247	246	(3.6)	(3.3)
Total	7,102	6,943	6,535	2.3	8.7

Commission and fee expense
Debit and credit card	(1,140)	(1,180)	(785)	(3.4)	45.2
Investment funds	0	0	0	0.0	0.0
Insurance	0	0	(37)	0.0	(100.0)
Purchase-sale of securities and money market transactions	(99)	(62)	(42)	59.7	135.7
Checks trading	(16)	(12)	(11)	33.3	45.5
Financial advisory services	(87)	(134)	(7)	(35.1)	1,142.9
Bank Correspondents	(199)	(199)	(216)	0.0	(7.9)
Other	(685)	(596)	(535)	14.9	28.0
Total	(2,226)	(2,183)	(1,633)	2.0	36.3

Commission and fee income, net
Debit and credit card	1,227	1,430	1,450	(14.2)	(15.4)
Account management	724	671	650	7.9	11.4
Collection services	630	532	592	18.4	6.4
Investment funds	446	458	414	(2.6)	7.7
Insurance	1,444	1,437	1,252	0.5	15.3
Purchase-sale of securities and money market transactions	175	149	196	17.4	(10.7)
Checks trading	22	34	31	(35.3)	(29.0)
Foreign trade	439	319	394	37.6	11.4
Financial advisory services	415	278	428	49.3	(3.0)
Bank Correspondents	(199)	(199)	(216)	0.0	(7.9)
Other	(447)	(349)	(289)	28.1	54.7

Total	4,876	4,760	4,902	2.4	(0.5)

In 1Q22, net commission and fee income totaled Ps.4,876 million, which represents a decrease of 0.5% YoY, or Ps.26 million, and an increase of 2.4% QoQ, or Ps.116 million. Commission and fee income increased 8.7% YoY, or Ps.567 million, to Ps.7,102 million in 1Q22, while commission and fee expense increased 36.3% YoY, or Ps.593 million, to Ps.2,226 million in 1Q22.

Earnings Release | 1Q.2022
Banco Santander México
22

The main contributors to net commissions and fees were insurance fees, which accounted for 29.6% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 25.2%, 14.8% and 12.9% of total commissions and fees, respectively.

Net commisions and fees
Breakdown (%)
	1Q22	4Q21	1Q21
Insurance	29.6	30.2	25.5
Debit and credit card	25.2	30.0	29.6
Account management	14.8	14.1	13.3
Collection services	12.9	11.2	12.1
Investment funds	9.1	9.6	8.4
Foreign trade	9.0	6.7	8.0
Financial advisory services	8.5	5.8	8.7
Purchase-sale of securities and money market transactions	3.6	3.1	4.0
Checks trading	0.5	0.7	0.6
Bank correspondents	(4.0)	(4.1)	(4.4)
Other	(9.2)	(7.3)	(5.8)
Total	100.0	100.0	100.0

Net commissions and fees went down 0.5% YoY, or Ps.26 million in 1Q22, mostly as a result of:

i)	A 15.4%, or Ps.223 million, decrease in debit and credit card, driven by extraordinary revenues that were registered in 2021, coupled with a higher cost in the acquiring business and cost increases on the reward programs; and

ii)	A 54.7%, or Ps.158 million, increase in other commissions and fees paid.

These negative effects were partly offset by:

i)	A 15.3%, or Ps.192 million, increase in insurance fees, due to the renewal of an annual mortgage policy and the performance of the Bank’s digital car insurance platform;

ii)	A 11.4%, or Ps.74 million, increase in account management, and an increase of 6.4%, or Ps.38 million, in collection and payments, mainly a result of the Bank’s continued focus on being an integral poart of its clients’ liquidity management efforts, which led to increase transactional activity; and

iii)	A 11.4%, or Ps.45 million, increase in foreign trade fees.

Earnings Release | 1Q.2022
Banco Santander México
23

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Valuation
Foreign exchange	674	81	(1,218)	—	—
Derivatives	2,465	1,555	2,999	58.5	(17.8)
Equity securities	(72)	1	(73)	—	(1.4)
Debt instruments	(2,903)	(2,195)	(4,895)	32.3	(40.7)
Valuation result	164	(558)	(3,187)	129.4	105.1

Purchase / sale of securities
Foreign exchange	(87)	830	2,301	(110.5)	(103.8)
Derivatives	804	760	1,180	5.8	(31.9)
Equity securities	21	53	166	(60.4)	(87.3)
Debt instruments	137	257	938	(46.7)	(85.4)
Purchase -sale result	875	1,900	4,585	(53.9)	(80.9)

Total	1,039	1,342	1,398	(22.6)	(25.7)

In 1Q22, Banco Santander México reported a Ps.1,039 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,398 million in 1Q21 and a gain of Ps.1,342 million in 4Q21, the YoY decrease was mainly due to a higher base in 1Q21, related to extraordinary gains related to the sale of certain securities.

The Ps.1,039 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.875 million purchase-sale gain, related to gains of Ps.804 million, Ps.137 million and Ps.21 million, in derivaties, debt instruments and equity securities, respectively. These gains were partly offset by a loss of Ps.87 million in foreign exchange; and

ii)	A Ps.164 million valuation gain, which resulted from gains of Ps.2,465 million and Ps.674 million in derivaties and foreign exchangue, respectively. These gains were partly offset by losses of Ps.2,903 million and Ps.72 million, in debt instruments and equity securities.

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Banco Santander México
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Other operating expense

Other operating expense
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY

Cancellation of liabilities and reserves	40	139	90	(71.2)	(55.6)
Interest on personnel loans	64	58	47	10.3	36.2
Allowance for losses on foreclosed assets	(7)	(23)	(7)	(69.6)	0.0
Profit from sale of foreclosed assets	16	30	103	(46.7)	(84.5)
Technical advisory and technology services	46	7	17	—	—
Portfolio recovery legal expenses and costs	(576)	(238)	(352)	142.0	63.6
Premiums paid on guarantees for SMEs loans portfolio	(328)	(276)	(321)	18.8	2.2
Write-offs and bankruptcies	(145)	(78)	(251)	85.9	(42.2)
Provision for legal and tax contingencies	(74)	(114)	(54)	(35.1)	37.0
Income from sale of acquiring business contracts	0	816	0	(100.0)	0.0
Contributions to IPAB	(984)	0	0	100.0	100.0
Others	(343)	95	64	—	—

Total	(2,291)	416	(664)	—	—

Other operating expense in 1Q22 totaled Ps.2,291 million, which compares with an expense of Ps.664 million in 1Q21 and from an income of Ps.416 million reported in 4Q21.

The Ps.1,627 million, YoY increase, in other operating expense in 1Q22, was mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses for Ps.984 million, an increase in other operating expenses of Ps.407 million and higher legal expenses and costs related to portfolio recoveries of 63.6%, or Ps.224 million. The reclassification of contibutions to IPAB from administrative and promotional expenses to other operating income (expenses) was due to the new accounting standards, applicable since January 2022.

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Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation
	1Q22	4Q21	1Q21	QoQ	YoY
Salaries and employee benefits	4,473	5,665	3,938	(21.0)	13.6
Credit card operation	22	3	52	633.3	(57.7)
Professional fees	263	359	185	(26.7)	42.2
Leasehold	535	703	620	(23.9)	(13.7)
Promotional and advertising expenses	149	247	147	(39.7)	1.4
Taxes and duties	684	308	588	122.1	16.3
Technology services (IT)	1,261	2,057	1,297	(38.7)	(2.8)
Depreciation and amortization	1,225	1,154	1,182	6.2	3.6
Contributions to IPAB	0	970	938	(100.0)	(100.0)
Cash protection	276	330	289	(16.4)	(4.5)
Others	587	840	658	(30.1)	(10.8)

Total	9,475	12,636	9,894	(25.0)	(4.2)

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q22	4Q21	1Q21
Personnel	47.2	44.8	39.8
Technology services (IT)	13.3	16.3	13.1
Depreciation and amortization	12.9	9.1	11.9
Taxes and duties	7.2	2.4	5.9
Others	6.3	6.7	6.7
Leasehold	5.6	5.6	6.3
Cash protection	2.9	2.6	2.9
Professional fees	2.8	2.8	1.9
Promotional and advertising expenses	1.6	2.0	1.5
Credit card operation	0.2	0.0	0.5
IPAB	-	7.7	9.5
Total	100.0	100.0	100.0

Administrative and promotional expenses in 1Q22 totaled Ps.9,475 million, compared to Ps.9,894 million in 1Q21 and Ps.12,636 million in 4Q21, decreasing 4.2% YoY, or Ps.419 million. Sequentially, the decrease was 25.0%, or Ps.3,161 million.

The 4.2% YoY, or Ps.419 million, decrease in administrative and promotional expenses was mainly due to:

i)	A Ps.938 million decrease in contributions to IPAB, due to the reclassification to other operating income (expenses), as mentioned above.

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Banco Santander México
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This positive effect was partly offset by the following increase:

i)	13.6%, or Ps.535 million, in salaries and employee benefits, mainly due to the impact of the PTU payment and the new Outsourcing Law.

The efficiency ratio for the quarter increased 66 basis points YoY and decreased 872 basis points QoQ to 47.28%. The QoQ decrease, reflected the combination of this reclassification and the 4Q21 peak resulted in an improvement in the efficiency ratio.

The recurrence ratio for 1Q22 was 51.46%, up from 49.55% in 1Q21 and 37.67% reported in 4Q21.

Profit before taxes

Profit before taxes in 1Q22 was Ps.6,798 million, reflecting increases of 57.0%, or Ps.2,469 million, YoY, and of 19.9%, or Ps.1,129 million, QoQ, reflecting the strong performance of the Bank core business.

Income taxes

In 1Q22, Banco Santander México reported a tax expense of Ps.1,687 million compared to Ps.1,050 million in 1Q21 and Ps.424 million in 4Q21. The effective tax rate for the quarter was 24.82%, compared to 24.26% reported in 1Q21 and 7.48% in 4Q21, after the recognition in 4Q21 of higher inflation, the effective tax rate returned to a more normalized level.

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Capitalization and liquidity

Capitalization
Million pesos	Mar-22	Dec-21	Mar-21
CET1	115,297	116,080	114,711
Tier 1	129,221	140,688	124,926
Tier 2	27,188	27,928	27,855
Total capital	156,409	168,616	152,782

Risk-weighted assets
Credit risk	507,336	517,698	526,922
Credit, market and operational risk	774,090	782,050	774,368

Credit risk ratios:
CET1 (%)	22.73	22.42	21.77
Tier 1 (%)	25.47	27.18	23.71
Tier 2 (%)	5.36	5.39	5.29
Capitalization ratio (%)	30.83	32.57	29.00

Total capital ratios:
CET1 (%)	14.89	14.84	14.81
Tier 1 (%)	16.69	17.99	16.13
Tier 2 (%)	3.52	3.57	3.60
Capitalization ratio (%)	20.21	21.56	19.73

Banco Santander México’s capital ratio at March 2022 was 20.21%, compared to 19.73% and 21.56% at March 2021 and December 2021, respectively. The 20.21% capital ratio was comprised of 14.89% of fundamental capital (CET1), 1.80% of additional capital (AT1), and 3.52% of complementary capital (Tier 2).

As of February 2022, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated March 31st, 2022, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q22 was 187.34%, which compares to 316.00% in 1Q21 and 227.55% in 4Q21. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.97% for March 2022, 8.92% for December 2021, 8.89% for September 2021, 7.95% for June 2021 and 7.61% for March 2021.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V. Relevant Events, Transactions and Activities

Relevant Events

Call to the Annual General Ordinary and Special Shareholders’ Meetings

On March 29, 2022 Banco Santander México called to its Annual General Ordinary and Special Shareholders’ Meetings to be held on April 29, 2022 at which, among other items, it will be discussed for approval the integration of the Board of Directors and the payment of a cash dividend.

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Banco Santander México
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Relevant Transactions

Debt Issuances

On April 04, 2022, Banco Santander México issued two senior unsecured notes in the domestic capital market (Certificados Bursátiles Bancarios) for a total amount of Ps.9,890 million: (i) BSMX 22, corresponding Ps.7,100 million, five-years floating-rate notes, and (ii) BSMX 22-2, corresponding to Ps.2,790 million, seven-years, fixed-rate notes.

Banco Santander México participated in the following transactions:

The strategy to leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate & Investment Banking (SCIB) and Corporate & Institutional Banking.

▪	Financing

-	Fibra Uno’s Mitikah, a green loan for a total amount of Ps. 6,000 million with a six-year term. We acted as Structuring Bank and Green Agent. Mitikah is a real estate development that integrates housing and stores.

-	CFE, a bilateral loan for a total amount of US$300 million dollar with a 180-day term.

-	John Deere, a revolving account loan of for a total amount of Ps.1,000 million with a twelve-month term.

-	Cydsa, a Export Credit Agency financing for a total amount of US$134.4 million with an eight-year term. Cydsa is a business group with presence in areas such as industrial chemicals, energy and hydrocarbons.

▪	Confirming

The Bank signed a confirming agreement with Peña Colorada for an amount of up to US$7.5 million with a twelve-month term. Peña Colorada is a mining company.

▪	Green Standby Letter of Credit

The Bank successfully issued the first green standby letter of credit in compliance with the framework of guidelines based on the United Nations Sustainable Development Goals and ICMA’s(International Capital Market Association) green and sustainable bond principles, for a total amount of Ps.40 million for the Company Engie.

VI. Awards and Recognitions

Santander Private Banking Mexico, named “Best Private Bank” according to Euromoney magazine

On February 9, 2022 Santander Private Banking Mexico was recognized for the fifth consecutive year by the prestigious Euromoney magazine as “Best Private Bank”. In addition, it was also recognized as the best private bank for high net worth clients (high income) in Mexico.

The Euromoney awards, established in 1992 and the first of their kind in the industry, recognize the performance of the private banking sector based on a survey of more than 2,000 participants in the financial sector, including banks, fund managers and family offices.

Note: Please refer to Strategic Initiatives and Responsible Banking Sections of this Report to consult further awards and recognitions for Banco Santander México.

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Banco Santander México
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VII. Credit Ratings

On December 7, 2021, Fitch Ratings affirmed all Banco Santander México’s credit ratings. The Outlook is Stable. On the same date, Fitch Ratings affirmed Santander Consumo and Santander Inclusión Financiera ratings. In addition, following Fitch’s update Bank Rating Criteria, the Agency withdrew Banco Santander México’s Support Rating (SR) of “2” and assigned it a Shareholder Support Rating (SSR) of “bbb+” (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)

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Banco Santander México
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Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SSR = Shareholder Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

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VIII. 1Q22 Earnings Call Dial-In Information

Date: Friday, April, 29th, 2022

Time: 09:00 a.m. (MCT); 10:00 a.m. (US ET)

Dial-in Numbers: 1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code: Please ask for Santander México Earnings Call

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1542851&tp_key=087f719f6e

Replay: Starting: Friday, April 29th, 2022 at 1:00 p.m. (US ET)

Ending: Friday, May 6th, 2022 at 11:59 p.m. (US ET)

                                                ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13728962

IX. Analyst Coverage

Banco BTG Pactual, Barclays, BBVA, BofA ML, Bradesco BBI, Citi, Credit Suisse, Goldman Sachs, HSBC, Invex, Itau BBA Securities, J.P. Morgan, Nau Securities, Scotiabank, Signum Research and UBS.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

X. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 1Q22*4

•	Average figures are calculated using 4Q21 and 1Q22

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Banco Santander México
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ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31st, 2022, Banco Santander México had total assets of Ps.1,734 billion under Mexican Banking GAAP and more than 20.1 million customers. Headquartered in Mexico City, the Company operates 1,345 branches and offices nationwide and has a total of 25,342 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.9112

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

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Banco Santander México
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LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

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Banco Santander México
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XI. Consolidated Financial Statements

Banco Santander México

▪  Consolidated statement of financial position

▪  Consolidated statements of comprehensive income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

▪  Summary of changes due to the initial recognition of 2022 accounting principles

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Consolidated statement of financial position
Million pesos
	2022	2021
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	-	80,835	96,797	113,843	97,483

Cash and cash equivalents	98,783	-	-	-	-

Margin accounts (derivaties financial instruments)	4,353	6,261	3,938	5,209	4,017

Investment in securities	-	516,562	511,341	458,685	558,857
Trading securities	-	113,313	134,310	122,957	204,194
Securities available for sale	-	391,796	365,633	324,353	343,332
Securities held to maturity	-	11,453	11,398	11,375	11,331

Investments in financial instruments	496,918	-	-	-	-
Trading financial instruments	120,451	-	-	-	-
Financial instruments to collect or sell	364,951	-	-	-	-
Financial instruments to collect principal and interest (securities)(net)	11,516	-	-	-	-

Debtors under sale and repurchase agreements	23,614	2,043	16,493	39,505	47,713

Derivatives	197,770	190,722	198,255	200,890	228,247
Trading purposes	187,150	179,474	188,043	193,024	218,097
Hedging purposes	10,620	11,248	10,212	7,866	10,150

Valuation adjustment for hedged financial assets	9	63	89	123	167

Performing loan portfolio
Commercial loans	-	430,969	404,239	405,407	416,942
Commercial or business activity	-	336,740	318,591	313,657	318,773
Financial entities loans	-	9,035	7,900	9,943	10,549
Government entities loans	-	85,194	77,748	81,807	87,620
Consumer loans	-	117,995	111,992	110,756	107,758
Mortgage loans	-	185,611	179,152	173,759	168,529
Medium and residential	-	175,017	169,109	163,425	157,642
Social interest	-	4	5	5	6
Credits acquired from Infonavit or Fovissste	-	10,590	10,038	10,329	10,881
Credits granted as agent of the federal government	-
Total performing loan portfolio	-	734,575	695,383	689,922	693,229

Non-performing loan portfolio
Commercial loans	-	4,395	7,180	6,673	6,503
Commercial or business activity	-	4,328	7,180	6,673	6,503
Government entities loans	-	67	-	-	-
Consumer loans	-	3,767	4,074	4,835	5,536
Mortgage loans	-	8,229	9,122	8,893	8,721
Medium and residential	-	7,655	7,383	7,119	6,805
Social interest	-	7	7	8	9
Credits acquired from Infonavit or Fovissste	-	567	1,732	1,766	1,907
Total non-performing portfolio	-	16,391	20,376	20,401	20,760
Total loan portfolio	-	750,966	715,759	710,323	713,989

Loan portfolio with credit risk stage 1
Commercial loans	421,136	-	-	-	-
Commercial or business activity loans	323,485	-	-	-	-
Loans to financial entities	7,821	-	-	-	-
Loans to government entities	89,830	-	-	-	-

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Consumer loans	120,173	-	-	-	-
Mortgage loans	181,591	-	-	-	-
Medium and residencial	171,725	-	-	-	-
Social interest	4	-	-	-	-
Loans acquired from Infonavit or Fovissste	9,862	-	-	-	-
Total loan portfolio with credit risk stage 1	722,900	-	-	-	-

Loan portfolio with credit risk stage 2
Commercial loans	15,520	-	-	-	-
Commercial or business activity loans	15,520	-	-	-	-
Loans to financial entities	-	-	-	-	-
Loans to government entities	-	-	-	-	-
Consumer loans	3,025	-	-	-	-
Mortgage loans	7,508	-	-	-	-
Medium and residencial	7,136	-	-	-	-
Social interest	-	-	-	-	-
Loans acquired from Infonavit or Fovissste	372	-	-	-	-
Total loan portfolio with credit risk stage 2	26,053	-	-	-	-

Loan portfolio with credit risk stage 3
Commercial loans	9,736	-	-	-	-
Commercial or business activity loans	8,929	-	-	-	-
Loans to financial entities	765	-	-	-	-
Loans to government entities	42	-	-	-	-
Consumer loans	3,475	-	-	-	-
Mortgage loans	8,276	-	-	-	-
Medium and residencial	7,556	-	-	-	-
Social interest	6	-	-	-	-
Loans acquired from Infonavit or Fovissste	714	-	-	-	-
Total loan portfolio with credit risk stage 3	21,487	-	-	-	-

Loan portfolio	770,440	-	-	-	-

(+/-) Deferred items	1,811	-	-	-	-

Allowance for loan losses	(24,630)	(23,174)	(23,955)	(24,152)	(24,937)
Loan portfolio (net)	747,621	727,792	691,804	686,171	689,052

Acquired collection rigths (net)	0	-	-	-	-

Total loan portfolio (net)	747,621	-	-	-	-

Other receivables (net)	114,320	69,331	105,849	84,993	78,686
Foreclosed assets (net)	202	212	118	106	92
Property, furniture and fixtures (net)	12,326	12,760	11,633	11,868	12,045
Long-term investment in shares	1,577	1,470	2,225	2,182	1,168
Deferred taxes and deferred profit sharing (net)	-	19,351	19,423	19,432	19,675
Deferred charges, advance payments and intangibles	-	12,204	11,128	11,333	10,903
Other	-	46	45	44	42
Advance payments and other assets (net)	4,065	-	-	-	-
Rights of use assets for property, furniture and equipment (net)	5,999	-	-	-	-
Deferred income tax assets (net)	17,667	-	-	-	-
Intangible assets (net)	7,309	-	-	-	-
Goodwill	1,735	-	-	-	-

Total assets	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298

Earnings Release | 1Q.2022
Banco Santander México
37

Consolidated statement of financial position
Million pesos
	2022	2021
	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	873,136	868,635	843,310	840,840	848,345
Demand deposits	573,918	561,716	561,391	548,636	536,791
Time deposits – general public	181,395	203,112	181,822	178,069	183,904
Time deposits – money market	29,592	16,172	21,142	38,058	45,094
Credit instruments issued	86,079	85,517	76,974	74,177	80,718
Global Account uptake without movements	2,152	2,118	1,981	1,900	1,838

Interbank loans and other organizations	52,164	28,770	33,841	43,321	42,825
Demand loans	24,679	612	8,276	14,187	10,960
Short-term loans	17,207	17,371	14,252	14,895	17,793
Long-term loans	10,278	10,787	11,313	14,239	14,072

Creditors under sale and repurchase agreements	183,196	196,858	189,565	175,437	295,632
Collateral sold or pledged as guarantee	26,484	20,082	20,841	29,755	20,952
Repurchase	1,675	960	516	526	414
Securities loans	24,809	19,122	20,325	29,229	20,538

Derivative financial instruments	190,922	184,872	196,960	197,271	223,898
Trading purposes	184,026	176,792	187,632	187,373	211,768
Hedging purposes	6,896	8,080	9,328	9,898	12,130

Valuation adjustment of financial liabilities hedging	(17)	0	0	(1)	0

Lease liabilities	6,648	-	-	-	-

Other payables	188,375	122,179	167,486	150,840	119,429
Employee profit sharing payable	0	253	157	211	437
Creditors from settlement of transactions	117,853	40,908	94,539	81,831	49,320
Payable for margin accounts	156	3	24	69	180
Payable for cash collateral received	31,790	26,918	21,505	21,836	18,883
Contributions payable	1,042	0	0	0	0
Sundry creditors and other payables	37,534	54,097	51,261	46,893	50,609

Financial instruments that qualify as liabilities	39,763	-	-	-	-
Subordinated credit notes	39,763	51,643	51,379	36,186	36,757

Employee benefits	7,063	0	0	0	0

Deferred revenues and other advances	432	719	736	794	806

Total liabilities	1,568,166	1,473,758	1,504,118	1,474,443	1,588,644

Stockholders’ equity
Paid-in capital	34,702	34,702	35,097	35,034	34,976
Capital stock	29,799	29,799	29,799	29,799	29,799
Share premium	4,903	4,903	5,298	5,235	5,177

Other capital	131,370	131,192	129,923	124,907	124,678
Capital reserves	26,940	26,940	26,940	26,940	25,446
Retained earnings	-	89,660	92,932	93,089	96,673
Result from valuation of available for sale securities, net	-	(2,091)	(1,755)	(1,586)	563
Result from valuation of cash flow hedge instruments, net	-	399	526	19	159
Cumulative effect of conversion	-	9	9	9	9
Adjustment employees pension fund	-	(1,854)	(1,610)	(1,606)	(1,488)
Net income	-	18,080	12,835	7,992	3,279
Non-controlling interest	-	49	46	50	37

Earnings Release | 1Q.2022
Banco Santander México
38

Accumulated results	111,094	-	-	-	-
Retained earnings	102,918	-	-	-	-
Updating Results from previous years	3,065	-	-	-	-
Net income	5,111	-	-	-	-

Other comprehensive income	(6,664)	-	-	-	-
Valuation of financial instruments to collect or sell	(5,119)	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	314	-	-	-	-
Remeasurement of defined benefit obligation	(1,868)	-	-	-	-
Cumulative translation effect	9	-	-	-	-
Total controlling interest	166,072	-	-	-	-

Total non-controlling interest	30	-	-	-	-

Total stockholders´equity	166,102	165,894	165,020	159,941	159,654

Total liabilities and stockholders´ equity	1,734,268	1,639,652	1,669,138	1,634,384	1,748,298

Consolidated statement of financial position
Million pesos
	2022	2021
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	122	155	110	85	70
Credit commitments	267,930	262,925	258,633	245,992	243,137
Assets in trust or under mandate	195,137	193,650	190,351	192,877	192,050
Trusts	194,055	192,625	189,540	192,010	191,155
Mandates	1,082	1,025	811	867	895
Assets in custody or under administration	1,788,495	1,812,966	1,781,799	1,752,851	1,726,985
Collateral received	134,178	91,971	108,177	144,093	77,390
Collateral received and sold or pledged as guarantee	78,775	67,450	67,005	70,738	4,101
Investment banking transactions for third parties (net)	133,083	138,110	104,601	163,891	135,183
Uncollected interest earned on past due loan portfolio	0	994	977	957	944
Uncollected accrued interest derived from loan portfolio with credit risk stage 3	975	0	0	0	0
Other record accounts	1,860,010	1,862,994	1,815,495	1,780,655	1,772,146
	4,458,705	4,431,215	4,327,148	4,352,139	4,152,006

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

Earnings Release | 1Q.2022
Banco Santander México
39

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statements of comprehensive income
Million pesos
	2022	2021
	1Q	12M	4Q	3Q	2Q	1Q
Interest income	28,261	101,994	26,848	24,949	25,098	25,099
Interest expense	(11,845)	(38,909)	(10,802)	(9,265)	(9,328)	(9,514)
Net interest income	16,416	63,085	16,046	15,684	15,770	15,585

Provisions for loan losses	(3,874)	(20,817)	(4,289)	(4,385)	(5,068)	(7,075)
Net interest income after provisions for loan losses	12,542	42,268	11,757	11,299	10,702	8,510

Commission and fee income	7,102	26,438	6,943	6,298	6,662	6,535
Commission and fee expense	(2,226)	(7,456)	(2,183)	(1,851)	(1,789)	(1,633)
Net gain (loss) on financial assets and liabilities	1,039	5,031	1,342	1,474	817	1,398
Other operating income	(2,291)	(1,304)	416	(514)	(542)	(664)
Administrative and promotional expenses	(9,475)	(43,235)	(12,636)	(10,750)	(9,955)	(9,894)
Operating income	6,691	21,742	5,639	5,956	5,895	4,252

Equity in results of associated companies	107	200	30	43	50	77

Operating income before income taxes	6,798	21,942	5,669	5,999	5,945	4,329

Current income taxes	(846)	(3,777)	(1,049)	(1,204)	(373)	(1,151)
Deferred income taxes (net)	(841)	(85)	625	48	(859)	101

Income from continuing operations	5,111	18,080	5,245	4,843	4,713	3,279

Discontinued operations	0	0	0	0	0	0

Consolidated net income	5,111	18,080	5,245	4,843	4,713	3,279

Other comprehensive income	(3,127)	-	-	-	-	-
Valuation of financial instruments to collect or sell	(3,028)	-	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(85)	-	-	-	-	-
Income and expenses related to assets held for disposal	0	-	-	-	-	-
Remeasurement of defined benefit obligation	(14)	-	-	-	-	-
Cumulative translation effect	0	-	-	-	-	-
Result from holding non-monetary assets	0	-	-	-	-	-
Participation in ORI of other entities	0	-	-	-	-	-

Integral result	1,984	-	-	-	-	-

Net result attributable to:	5,111	-	-	-	-	-
Controlling interest	5,111	-	-	-	-	-
Non-controlling interest	0	-	-	-	-	-

Comprehensive income attributable to:	1,984	-	-	-	-	-
Controlling interest	1,984	-	-	-	-	-
Non-controlling interest	0	-	-	-	-	-

Basic earnings per common share	0.75	-	-	-	-	-

Non-controlling interest	0	-	-	-	-	-
Net income	-	18,080	5,245	4,843	4,713	3,279

Earnings Release | 1Q.2022
Banco Santander México
40

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2022
Banco Santander México
41

Consolidated statement of changes in stockholders’ equity
From January 1st to March 31st, 2022
Million pesos
	Paid-in capital			Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Accumulated results	Valuation of Financial Instruments to collect or sell	Valuation of derivative financial instruments for cash flow hedges	Employee defined benefit measures	Cumulative effect from conversion	Total controlling interest	Non-controlling interest	Total stockholders’ equity

BALANCE AS OF DECEMBER 31st, 2021	29,799	4,903	26,940	107,740	(2,091)	399	(1,854)	9	165,845	49	165,894

Retrospective adjustment for initial adoption due to accounting changes				(1,473)					(1,473)		(1,473)
BALANCES AS OF DECEMBER 31, 2021 ADJUSTED	29,799	4,903	26,940	106,267	(2,091)	399	(1,854)	9	164,372	49	164,421
OWNER MOVEMENTS
TOTAL	0	0	0	0	0	0	0	0	0	0	0
RESERVE MOVEMENTS
TOTAL	0	0	0	0	0	0	0	0		0	0
INTEGRAL RESULT
Net income				5,111					5,111		5,111
Other comprehensive income
Valuation of Financial Instruments to collect or sell					(3,028)				(3,028)		(3,028)
Valuation of derivative financial instruments for cash flow hedges						(85)			(85)		(85)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(284)					(284)		(284)
Employee defined benefit measures							(14)		(14)		(14)
Non-controlling interest									0	(19)	(19)

TOTAL	0	0	0	4,827	(3,028)	(85)	(14)	0	1,700	(19)	1,681

BALANCE AS OF MARCH 31ST, 2022	29,799	4,903	26,940	111,094	(5,119)	314	(1,868)	9	166,072	30	166,102

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2022
Banco Santander México
42

Consolidated statement of cash flows
From January 1st to March 31st, 2022
Million pesos

Net Income before Tax		6,798
Adjustments for items associated with investing activities
Exchange differences in cash and cash equivalents	101
Participation in the net result of other entities	(107)
Depreciation of property, furniture and fixtures	573
Amortizations of intangible assets	651
Provisions	504	1,722

Adjustments for items associated with financing activities
Expense interest from	(558)
Expense interest from financial instruments	(284)	(842)

CHANGES IN OPERATING ITEMS
Changes in Bank and other loans	23,952
Changes in Margin accounts (financial derivatives instruments)	1,908
Changes in Investments in financial instruments	17,245
Changes in Debtors under sale and repurchase agreements	(21,570)
Changes in Derivatives (asset)	(20,513)
Changes in Loan portfolio (net)	(20,630)
Changes in Other receivables (net)	(45,239)
Changes in Foreclosed assets	10
Changes in Other operating assets (net)	(5,970)
Changes in Deposits	4,835
Changes in Creditors under sale and repurchase agreements	(13,661)
Changes in Collateral sold or pledged as guarantee	6,402
Changes in Derivatives (liability)	4,014
Changes in Other operating liabilities	13,467
Changes in Other payables	69,053
Payments of income taxes	(1,282)	12,021

Net cash from (used in) operating activities		19,699

INVESTING ACTIVITIES
Payments for adquisition of property, plant and equipment	(139)
Payments for adquisition of intangible assets	(278)

Net cash provided by (used in) investing activities		(417)

FINANCING ACTIVITIES:

Net cash used in financing activities		0

Net changes in cash and a cash equivalents		19,282

Exchange differences in cash and cash equivalents		(1,334)

Cash and a cash equivalents, beginning of the year		80,835

Cash and a cash equivalents		98,783

Earnings Release | 1Q.2022
Banco Santander México
43

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 1Q.2022
Banco Santander México
44

Summary of changes due to the initial recognition of 2022 accounting principles

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into force, approaching the convergence to IFRS international standards. Therefore, the Bank’s financial statements for the first quarter of 2022 and their summaries are not comparable with the financial statements for the first quarter, second quarter, third quarter and fourth quarter of 2021. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Any reference to the “Balance Sheet” or “Income Statement” contained in this document, should be understood as “Statement of Financial Position” and “Statement of Comprehensive Income”, respectively.

In addition loan portfolio with credit risk stage 3 should be understood as what was previously understood as “non-performing loan portfolio”.

Finally, references to the term “held-to-maturity securities” should be understood as “financial instruments to collect principal and interest (values)”. The above is consistent with the “Accounting Criteria applicable to credit institutions”.

The following table shows the accounting effects of the initial recognition of IFRS-9 on retained earnings:

Banco Santander México, S.A.
Summary of changes due to the initial recognition of 2022 accounting principles
Million Pesos
Concept	Amount

Preventive estimate for credit risks derived from the credit portfolio rating according to stages 1, 2 and 3 (a)	(1,742)

Impairment estimate of gubernamental and Corporate financial instruments	(239)

Recognition of CVA of financial instruments	(165)

Recognition of FVA of financial instruments	(265)

Recognition of DVA of financial instruments	933

Recognition of right-of-use assets	5,036

Recognition of lease liabilities	(5,610)

Valuation of Foreclosed Assets, net	(10)

Commissions and costs by credit card - since their deferral is not allowed	(44)

Commissions and costs to accrue credits in stage 3	3

Total before tax	(2,103)

Deferred tax	631

Net effect on retained earnings	(1,472)

Earnings Release | 1Q.2022
Banco Santander México
45

Disclosure notes regarding the adoption of IFRS-9, in accordance to regulatory requirements

Credit Risk: Loan Loss Reserves calculation

(a) Allowance for impairment losses according to the loan portfolio by stages 1, 2 and 3:

In March 2020, the National Banking and Securities Commission (CNBV[2]) published in the DOF[3] the 123° Resolution, amending the General Provisions applicable to Credit Institutions (CUB[4]), to align accounting standards, as well as the classification and qualification of the credit portfolio, to IFRS-9[5], based on the financial reporting criteria issued by the Mexican Council of Financial Reporting Standards, with a mandatory effective date of January 1st 2022[6].

The foregoing implied changes in the methodologies for the credit portfolio qualification under the Standardized Models, contained in the CUB, as well as in the internal model approach (IRB[7]), for which the bank calculates it´s credit risk-weighted assets. For the latter, internal models used for provisions’ calculation under NIF7 C-16 (local IFRS-9) must be implemented within a period not exceeding 18 months from January 2022.

In addition, the credit portfolio has to be classified into three categories (stages), based on the performance of their credit risk from the time they were granted. Stages replace the previous performing / non-performing Loan classification. Stages are assigned based on the following criteria:

•	Stage 1: Includes loans without significant credit risk increase since origination; loans with days past due[8] less than or equal to 30 days.

The Loan Loss Reserve is calculated considering 12-month expected credit losses.

•	Stage 2: Includes loans with significant increase in credit risk since origination; loans with days past[9] due greater than 30 days and below 90 days, as well as customers that are classified in this Stage by the Portfolio Manager, using qualitative criteria evaluated in accordance with the Bank’s internal operations classification policies.

The calculated Reserve is based on the remaining life of the credit (lifetime), in addition a discount factor in the calculation of Loan Loss Reserve is considered.

[1] CNBV: Comisión Nacional Bancaria y de Valores – Local Regulator

[1] DOF: Diario Oficial de la Federación – Official document where regulations, laws, etc. are published

[1] CUB: Circular Única de Bancos – Local Regulation

[1] IFRS 9: International Financial Reporting Standards 9

[1] Originally, the implementation was in January 2021, however, in December 2020, the effective date was postponed to January 2022.

[1] IRB: Internal Rating Based

7 NIF: Normas de Información Financiera (Financial Reporting Standards)

8 Days of delay < = 30 for commercial portfolio. For retail portfolio, ACT/ATR applies <=1,:

ATR: Monthly number of unpaid payable bills for non-revolving portfolios and

ACT: Number of consecutive defaults for the revolving portfolio (credit card)

9 30 < Days of delay < 90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR <=3.

10 Days of delay >=90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR > 3.

Earnings Release | 1Q.2022
Banco Santander México
46

•	Stage 3: Includes loans in default, with days past due[10] greater or equal to 90 days, as well as loans transferred to default by the Portfolio Manager, based on the assessment over quality deterioration, in addition to the Bank’s internal operations classification policies guidelines.

The calculated Reserve considers a probability of default equal to 100%.

In Addition to the changes related to IFRS 9, regulations include the following changes in the portfolio classification methodology:

•	Change in days considered for the classification in Stage 3 (formerly Non-performing Loans) of revolving credits (Credit Cards and Ágil), from 60 days (previous criteria) to 90 days;

•	The Loan Loss Reserves calculation for the Motorcycles portfolio must consider the Durable Consumer Goods Portfolio model, previously being calculated with the Car Loans model;

•	Change in the Loss Given Default (LGD) for the commercial portfolio, recognizing an increase in the parameter based on the elapsed time in Stage 3;

•	Previously, the accrued interests of customers classified as Non-performing loans had to be reserved at a 100%, with the new regulations, they must be reserved at the same coverage level as the rest of the contract.

Finally, Banco Santander has a plan to comply with the CUB requirements regarding the implementation of internal models for provisions under NIF C-16. Until the implementation of these provisions models, the capital requirement calculation for the IRB portfolios have and will use the current parameters of the internal IRB models, considering an escalation factor (multiplicative add-on) for credits classified in Stage 2.

The impacts in Reserves due to the implementation of the CUB requirements related to IFRS 9 which were charged against capital were as follows:

Entity	Reserve Dec-21	Reserve IFRS-9 Dec-21	Variation
Banco Santander México, S.A.	15,434.60	17,011.58	1,576.98
Santander Consumo, S.A.	7,973.01	8,138.49	165.48
Santander Inclusión Financiera	32.94	32.73	(0.21)
Total	23,440.55	25,182.80	1,742.25

Earnings Release | 1Q.2022
Banco Santander México
47

XII. Notes to Consolidated Financial Statements

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated statement of financial position by Segments

▪  Consolidated statements of comprehensive income by Segments

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 1Q.2022
Banco Santander México
48

Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria. he effective date of this resolution was January 1, 2019.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced the decision to extend the entry into force of this Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

On April 8, 2020, the Commission, through a press release, decided, due to the contingency derived from the COVID-19 pandemic, to defer to January 1, 2022, the entry into force of the Resolution published in the Official Gazette of the Federation on March 13, 2020, which was scheduled for January 1, 2021.

In relation to the participants of the derivative contracts market, an amending Resolution was published on November 9, 2020 in the Official Gazette of the Federation where the term of its application is extended to January 1, 2023 so that the clearinghouses and clearing members are able to adjust their accounting information systems.

On December 4, 2020, as a consequence of the COVID-19 pandemic in which credit institutions reduced their operational capacity and human resources, the Commission decided to issue a Resolution through which it postponed the entry into force as of January 1, 2022 of all the Resolutions to the Accounting Criteria mentioned above.

Finally, on December 30, 2021, the Commission issued a Resolution that modifies the Accounting Criteria A-2 Application of particular standards, A-3 Application of general standards, B-1 Cash and cash equivalents, B-6 Loan Portfolio, B- 7 Foreclosed assets and Series D Criteria related to the basic financial statements. The objective of these modifications issued by the Commission is to make some clarifications in certain Accounting Criteria so that the credit institutions have clarity, security and consistency in the application of said criteria derived from the feedback process and monitoring of the implementation of the modifications. of the Accounting Criteria by credit institutions.

Mexican Financial Reporting Standards Board issued by the CINIF

The MFRS that are incorporated into the Accounting Criteria, either by modification or adoption and, which entered into force on January 1, 2022, are the following:

Earnings Release | 1Q.2022
Banco Santander México
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MFRS B-5 Financial information by segments

This MFRS establishes both the criteria to identify the segments subject to reporting of an entity, as well as the standards for disclosure of the financial information of said segments; likewise, it establishes disclosure requirements for certain information of the economic entity as a whole.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-11 Disposal of long-lived assets and discontinued operations

This MFRS establishes the standards for valuation, presentation and disclosure in the disposal of long-lived assets and discontinued operations.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-12 Compensation of financial assets and financial liabilities

This MFRS establishes the rules related to the compensation rights that must be considered to present a financial asset and a financial liability for their compensated amount in the statement of financial position, as well as what are the characteristics that the intention to carry out the compensation must meet, based on the principle that a financial asset and a financial liability must be presented at their offset amount as long as the future cash flow of their collection or settlement is net.

MFRS B-17 Fair value determination

This MFRS establishes the standards for the determination of the fair value and its disclosure. It also indicates that fair value must use assumptions that market participants would use when setting the price of an asset or liability under current market conditions at a given date, including assumptions about risk. In this sense, it clarifies what the particular asset or liability that is being valued should consider, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability. and the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-2 Investment in financial instruments

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of the investment in financial instruments in the financial statements of an economic entity. Additionally, it indicates the classification of the financial instruments in which it is invested, ruling out the concept of intention to acquire and the use of an investment in a debt or capital financial instrument to determine its classification.

The business model concept of managing investments in financial instruments is adopted to obtain cash flows, which may be obtaining a contractual return on a financial instrument, by collecting contractual returns and/or selling or obtaining profits for their purchase and sale, in order to classify the various financial instruments. This allows aligning the valuation of investments in financial instruments with the real strategic management of the business and not with an intention that may not be valid later.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS C-3 Accounts receivable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. Specifies that accounts receivable that are based on a contract represent a financial instrument.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS

MFRS C-9 Provisions, contingencies and commitments

This MFRS establishes the standards for the accounting recognition of provisions in the financial statements of entities, as well as the standards for disclosing contingent assets, contingent liabilities and commitments.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-10 Derivative financial instruments and hedging relationships

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of derivative financial instruments and hedging relationships in the financial statements of an economic entity. It focuses mainly on establishing that the hedging relationships must be aligned with the entity’s risk management strategy and the fulfillment of the objectives of said strategy.

Some aspects of the abrogated Accounting Criteria B-5 Derivatives and hedging operations remain in this MFRS.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS C-13 Related parties

The purpose of this MFRS is to establish the particular disclosure standards applicable to operations with related parties. The foregoing to highlight the possibility that the financial statements could be affected or be affected in the future by the existence of related parties, as well as by the operations carried out and the outstanding balances with them.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-14 Transfer and derecognition of financial assets

This MFRS establishes the standards related to the accounting recognition of transfers and derecognition of financial assets other than cash, such as financial instruments receivable and negotiable financial instruments, as well as the presentation in the financial statements of said transfers and the related disclosures.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-16 Impairment of financial instruments receivable

This NIF establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable. The purpose of this standard is to properly indicate when and how an expected impairment loss should be recognized, instead of indicating only that different quantifiable future events should be foreseen; therefore, it establishes methodologies to improve financial information and the comparability of the recognition of expected losses.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS C-19 Financial instruments payable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments payable in the financial statements of an economic entity.

The Commission indicates in Accounting Criteria A-2 considerations in the application of this MFRS.

MFRS C-20 Financial instruments to collect principal and interest

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments to collect principal and interest in the financial statements of an economic entity that performs financing activities.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-22 Cryptocurrencies

This MFRS establishes the valuation, presentation and disclosure standards for the recognition in the financial statements of an entity:

a.  cryptocurrencies;

b.  cryptocurrency mining fees; and

c.  cryptocurrencies that you do not own, but that you hold in your custody.

Likewise, it aims to establish the rules for determining the fair value of the cryptocurrencies in which the financial instruments receivable or payable recognized based on MFRS C-3, MFRS C-20 or MFRS C-19 are denominated, as appropriate.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS

MFRS D-1 Income from contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of income incurred to obtain or fulfill contracts with customers. The basic principle of this NIF is that an entity must recognize income when it transfers control over the agreed goods or services to customers, in exchange for the amount that reflects the consideration to which an entity considers it is entitled in exchange for goods or services.

MFRS D-2 Costs for contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of costs arising from contracts with customers. In particular, it establishes the rules for recognizing the costs to obtain a contract with a client and the costs to fulfill a contract with a client, if said costs are not within the scope of another MFRS.

MFRS D-5, Leases

This MFRS establishes the standards for the valuation, presentation and disclosure of leases in the financial statements of an economic entity, either as a lessee or as a lessor. In this sense, it introduces a single model for recognition of leases by the lessee and requires the latter to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. It is required to recognize a right-of-use asset that represents its right to use the underlying leased asset and a lease liability that represents its obligation to make lease payments.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS.

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Accounting Criteria issued by the Commission

The main changes in the Accounting Criteria issued by the Commission that entered into force on January 1, 2022 are the following:

• Accounting Criteria B-2 Investments in securities, B-5 Derivatives and hedging operations, B-11 Collection rights, C-1 Recognition and derecognition of financial assets, C-3 Related parties and C-4 Information by segments, with the corresponding MFRS coming into force, the same as described above.

• The names are changed and Accounting Criteria D-1 Statement of financial position (previously “Balance Sheet”), D-2 Statement of comprehensive income (previously “Income Statement”) and D-3 Statement of changes in the stockholders’ equity (previously “Statement of changes in stockholders’ equity”) and D-4 Statement of cash flows.

In particular, the following Accounting Criteria are modified:

Accounting Criteria A-2 Application of particular standards

• In relation to the requirements for consolidation of financial statements referred to in MFRS B-8 Consolidated or Combined Financial Statements, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10 Effects of Inflation.

• It is indicated that in the application of MFRS B-15, the exchange rate to be used to establish the equivalence of the national currency with the US dollar, will be the exchange rate at the closing of the day on the date of transaction or preparation of the financial statements, as appropriate, published by the Bank of Mexico instead of the FIX exchange rate.

• The obligation to disclose the historical amount of capital stock at the bottom of the statement of financial position is eliminated.

• In relation to the requirements for the application of the equity method referred to in MFRS C-7, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10.

• The requirement to present the liability generated by employee benefits within the caption “Other accounts payable” is eliminated. It will now be presented in a separate line item in the statement of financial position.

• The requirement to disclose the form or the calculation bases used to calculate the income taxes caused and determine the PTU is eliminated.

Accounting Criteria A-3 Application of general standards

• The obligation to reclassify as overdue debt and the simultaneous constitution of an estimate for irrecoverability or difficult collection for its total amount is eliminated for those settlement accounts in which the amount receivable is not realized within 90 calendar days after the date they were registered.

• The estimate of expected credit losses corresponding to the amounts receivable in clearing accounts must be determined in accordance with the provisions of MFRS C-16.

• The balance of the debit and credit settlement accounts may be offset in terms of the provisions of the offset rules provided for in MFRS B-12.

• Additional disclosures are required regarding the Updated Price for Valuation that is provided by the price supplier in determining the fair value, in addition to what is indicated in the Accounting Criteria or the corresponding MFRS.

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Accounting Criteria B-1 Cash and Cash Equivalents

• The name of the Accounting Criteria is modified. It was called “Availabilities”.

• The definitions of: Cash, Cash Equivalents and Highly Liquid Financial Instruments are incorporated.

• Deposits in financial entities represented or invested in securities that do not meet the assumptions set forth in this Accounting Criteria will be subject to MFRS C-2.

• Cash should be initially recognized at its face value, while all cash equivalents, on initial recognition, should be valued at fair value. The returns generated by cash and cash equivalents will be recognized in the results of the year as they accrue.

• Cash must be kept valued at its nominal value, while cash equivalents must be valued at their fair value.

• Highly liquid financial instruments must be valued based on the provisions of the regulations on financial instruments, in accordance with the business model that corresponds to each type of instrument.

Accounting Criteria B-3 Repos

• The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

• The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

• For purposes of compensation between financial assets and liabilities, acting as the entity as reporting entity, the provisions of MFRS B-12 must be followed.

• The requirement to disclose the agreed rate in the relevant operations is incorporated.

Accounting Criteria B-4 Securities Lending

• The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

• The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

Accounting Criteria B-6 Loan Portfolio

• The collection rights acquired by the entity that are in the cases provided for in this criterion are subject to MFRS C-20.

• The definition of: Write-off, Amortized cost, Credit, Commercial credits, Line of credit and unpaid balance is modified.

• The definitions of: Portfolio with credit risk stage 1, stage 2 and stage 3, Transaction costs, Collection rights, Effective interest method, Common risk, Effective interest rate and unguaranteed residual value are added.

• The definitions of: Troubled Portfolio, Current Portfolio, Overdue Portfolio, Commission for granting credit and Purchase option at a reduced price are eliminated.

• A section related to the business model similar to that contained in IFRS 9 is incorporated. The business model refers to how the entity administers or manages the credit portfolio to generate cash flows. That is, the entity’s business model determines whether the cash flows will come from obtaining contractual cash flows, from the sale of the loan portfolio, or from both.

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• The loan portfolio must be recognized in terms of this criterion, if the objective of the business model is to preserve the loan portfolio to collect the contractual cash flows and the terms of the contract foresee cash flows on pre-established dates, which correspond only to principal and interest payments on the principal amount outstanding. If the foregoing is not met, it must be treated in accordance with the provisions of MFRS C-2.

• The entity must document the tests it performs to determine that a loan or portfolio of loans complies with the assumption that the cash flows of the contract correspond only to payments of principal and interest, or that, due to its characteristics, it should be valued at fair value.

• The entity must periodically evaluate, in accordance with its policies established for such purposes, the characteristics of its business model to classify the loan portfolio based on its objective. The aforementioned policies must be duly documented.

• In the initial recognition, the price of the transaction must be quantified, which corresponds to the net amount financed.

• The net amount financed is that which results from adding or subtracting from the original amount of the credit, the insurance that would have been financed, the transaction costs, commissions, interest and other items collected in advance.

• The transaction price corresponds to the fair value of the loan portfolio at initial recognition and will be the basis for applying the effective interest method with the effective interest rate, that is, it is the basis for calculating the amortized cost of the portfolio for later recognition.

• The balance in the credit portfolio will be the amount effectively granted to the borrower, which will be recorded independently of the transaction costs and the items collected in advance.

• Transaction costs and items collected in advance will be recognized as a deferred charge or credit, as appropriate, which will be amortized against results during the life of the credit according to the effective interest rate. Previously, they were recorded as a deferred loan, which was amortized against results under the straight-line method over the life of the loan.

• The commissions charged and transaction costs related to the granting of credit cards must be recognized directly in results at the time the credit is granted, instead of being amortized in results over a period of 12 months.

• Commissions collected and transaction costs originating from a line of credit, will be recognized as a credit or a deferred charge, as appropriate, which will be amortized against the results for the period corresponding to the term granted in the line of credit. Previously, they were amortized against the results of the year under the straight-line method over a period of 12 months.

• A section is included in which the steps to follow to determine the effective interest rate are explained.

• Loan portfolio acquisitions should be recognized at fair value (transaction price) plus transaction costs on the date of agreement. Previously, they were recognized on the acquisition date at their contractual value, adjusting the difference with respect to the acquisition price.

• The balance of the acquired portfolio is recorded separately from the transaction costs, which are recognized as a charge or deferred credit, as appropriate, which are amortized against the results of the year during the life of the loan, in accordance with the effective interest rate.

• The methodology for accounting recognition in financial leasing operations is modified when the entity acts as lessor in which it will recognize at the beginning of the contract within the loan portfolio, the contractual value of the leasing operation plus the non-guaranteed residual value that is accumulated for the benefit of the lessor, against the cash outflow, and the financial income to be accrued will be recognized based on the unpaid balance of the credit against the results of the year, under the heading of “Interest income” in accordance with NIF D -5.

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• In financial factoring, discount and assignment of credit rights operations, the financial income to be accrued will be recognized in the statement of comprehensive income according to the effective interest rate, instead of under the straight-line method during the life of the credit.

• In its subsequent recognition, the loan portfolio must be valued at its amortized cost, which must include the increases due to the effective interest accrued, the decreases due to the amortization of transaction costs and items collected in advance, as well as the decreases for the collection of principal and interest and for the preventive estimate for credit risks.

• The increase due to the adjustment in the revaluation of the unpaid balance of loans denominated in Minimum Wage Times (VSM) or in the Unit of Measurement and Updating (UMA) is recognized as part of the amortized cost as interest income against results. Previously, the adjustment was recognized as a deferred credit that was amortized in income as interest income over a 12-month period.

• The concept of current portfolio and overdue portfolio is modified in order to have a methodology to rate the credit portfolio of credit institutions that incorporates the best international practices.

• The classification of the credit portfolio by portfolio in stages 1, 2 or 3 is specified, including its transfer between these different stages, which allows better control of the credit risk to which credit institutions are subject and establishes consistent with those risks, preventive estimates for credit risks.

• If the entity restructures a loan with stage 1 and 2 credit risk, or partially settles it through a renewal, it calculates the profit or loss on the renegotiation as follows:

a)    determines the book value of the credit without considering the preventive estimate for credit risks;

b)    determines the new future cash flows on the restructured or partially renewed amount, discounted at the original effective interest rate, and

c)    recognizes the difference between the book value and the cash flows determined in subparagraph b above as a charge or deferred credit against the profit or loss for renegotiation of the loan portfolio in the statement of comprehensive income.

• The amount of the partially restructured or renewed loan will serve as the basis for applying the original effective interest rate, which should only be adjusted, where appropriate, to include transaction costs, commissions and other items collected in advance generated in the renegotiation

• Deferred items pending amortization (transaction costs and items collected in advance), as well as those originating from the renegotiation, will be amortized during the new loan term based on the effective interest rate. Previously, the commissions charged for loan restructuring or renewal were added to the commissions charged for the granting as a deferred loan, which was amortized against the results of the year under the straight-line method during the new term of the loan.

• The determination of profit or loss due to renegotiation is not applicable to credit cards, lines of credit, or loans with stage 3 credit risk.

• If the entity renews a credit, it will be considered that there is a new credit, so the previous credit must be canceled in the case of a total renewal.

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• Indicates the classification and transfers of the renegotiated loan portfolio according to its categorization by level of credit risk.

• Incorporates certain clarifications in relation to the subject of sustained payment.

• Clarifies that the accumulation of interest accrued at the time the unpaid balance of the loan is considered as having stage 3 credit risk. Likewise, the balance pending amortization of transaction costs, as well as items collected in advance and if any, the effect of profit or loss in renegotiation pending amortization, are recognized against the results of the year.

• The obligation to create an estimate for an amount equivalent to the total accrued interest or financial income not collected at the time of transfer of the credit as past-due portfolio is eliminated.

• As long as the credit remains in the portfolio with stage 3 credit risk, interest control will be carried out in memorandum accounts. In the event that the interests recorded in memorandum accounts are forgiven or written off, they must be canceled from memorandum accounts without affecting the item of the preventive estimate for credit risks.

• The estimate of expected credit losses corresponding to items directly related to the credit portfolio, such as court costs, as well as the undrawn balance of lines of credit, must be constituted in accordance with the provisions of the Provisions.

• It must be evaluated periodically if a loan with stage 3 credit risk should remain in the statement of financial position, or be written off. In any case, there must be evidence of the formal collection procedures that have been carried out, as well as the elements that prove the practical impossibility of recovering the credit in accordance with the internal policies of the entity established in its credit manual.

• The costs and expenses incurred for the recovery of the credit portfolio must be recognized as an expense within the caption “Other income (expenses) of the operation” of the income statement.

• Loan portfolio sales will comply with the provisions of MFRS C-14.

Accounting Criteria B-7 Foreclosed assets

• The definition of Foreclosed Assets is modified.

• The definitions of: Disposal cost and Net realizable value are added.

• What should be considered as the recognition value of the foreclosed assets is modified.

• It is specified that the difference between the value of the asset that gave rise to the award, net of estimates, and the recognition value of the determined foreclosed asset, will be recognized in the results of the year as “Other income (expenses) of the operation”.

• Maintains the rules related to the amount of the estimate that recognizes signs of impairment due to potential losses in value due to the passage of time of the foreclosed assets.

Accounting Criteria B-8 Guarantees

• The definitions of: Guarantee, Commitment and Onerous Contract are added.

• Income from commissions from the granting of guarantees will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

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Accounting Criteria B-9 Custody and administration of assets

• Virtual assets are included within the definition of Goods subject to custody or administration.

• The definitions of: Acquisition cost and Fair value are modified.

• Income from custody or administration services will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-10 Trusts

• Income from trust management will be recognized based on the provisions of MFRS D-1.

Accounting Criteria C-2 Securitization operations

• The definitions of: Financial asset, Assignor (Transfer), Assignee (Receiver), Financial liability and Fair value are modified.

• The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

• The definition of Continuous Involvement is incorporated.

References to MFRS C-14 are included, which must be considered for derecognition and transfer of financial instruments.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	March 2022			March 2021			March 2020

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	5,111	6,781,322,904	0.75	3,279	6,775,594,960	0.48	5,414	6,777,198,509	0.80

Treasury stock		5,671,453			11,399,397			9,795,848

Diluted earnings per share	5,111	6,786,994,357	0.75	3,279	6,786,994,357	0.48	5,414	6,786,994,357	0.80

Plus loss / less (profit):

Discontinued operations
Continued fully diluted ea.rnings per share	5,111	6,786,994,357	0.75	3,279	6,786,994,357	0.48	5,414	6,786,994,357	0.80

Balance outstanding shares as of March 31st, 2022	6,781,322,904

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Consolidated statement of financial position by Segments
Million pesos
	As of March 31, 2022			As of March 31, 2021
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	-	-	-	44,900	44,798	7,785
Cash and cash equivalents	44,903	44,115	9,765	0	0	0
Margin accounts (derivaties financial instruments)	0	4,353	0	0	4,017	0
Investment in securities	-	-	-	0	202,874	355,983
Investments in financial instruments	0	118,482	378,436	-	-	-
Debtors under sale and repurchase agreements	0	23,614	0	0	47,713	0
Derivatives financial instruments	0	187,150	10,620	0	218,097	10,150
Valuation adjustment for hedged financial assets	0	0	9	0	0	167
Total loan portfolio	655,359	115,081	0	604,754	109,235	0
(+/-) Deferred items	1,769	42	0	0	0	0
Allowance for loan losses	(20,785)	(3,845)	0	(21,766)	(3,171)	0
Loan portfolio (net)	636,343	111,278	0	582,988	106,064	0
Accrued income receivable from securitization transactions	0	0	0	0	0	151
Other receivables (net)	450	96,126	17,744	200	57,629	20,857
Foreclosed assets (net)	202	0	0	92	0	0
Property, furniture and fixtures (net)	10,808	1,231	287	10,561	1,203	281
Long-term investment in shares	0	0	1,577	0	0	1,168
Deferred taxes and deferred profit sharing (net)	-	-	-	0	0	19,675
Other	-	-	-	2,138	1,649	7,158
Advance payments and other assets (net)	794	612	2,659	-	-	-
Rights of use assets for property, furniture and equipment (net)	5,271	590	138	-	-	-
Deferred income tax assets (net)	0	0	17,667	-	-	-
Intangible assets (net)	1,428	1,101	4,780	-	-	-
Goodwill	1,735	0	0	-	-	-
Total assets	701,934	588,652	443,682	640,879	684,044	423,375

Liabilities
Deposits	677,390	90,763	18,905	634,670	98,908	34,049
Credit instruments issued	0	2,242	83,837	0	1,401	79,317
Interbank loans and other organizations	17,207	0	34,957	17,792	15	25,018
Creditors under sale and repurchase agreements	8,436	174,760	0	7,453	288,179	0
Collateral sold or pledged as guarantee	0	26,484	0	0	20,952	0
Derivative financial instruments	0	184,026	6,896	0	211,768	12,130
Valuation adjustment of financial liabilities hedging	0	0	(17)	0	0	0
Lease liabilities	5,852	645	151	-	-	-
Other payables	28,093	159,028	1,257	34,015	83,635	1,779
Financial instruments that qualify as liabilities	0	0	39,763	0	0	36,757
Employee benefits	6,877	0	186	0	0	0
Deferred revenues and other advances	432	0	0	806	0	0
Total liabilities	744,287	637,948	185,935	694,736	704,858	189,050
Total stockholders’ equity	62,149	22,363	81,586	56,198	23,919	79,537
Total liabilities and stockholders’ equity	806,436	660,311	267,521	750,934	728,777	268,587

Consolidated balance sheet and consolidated income statement by segment

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Consolidated statements of comprehensive income by Segments
Million pesos
	3M22			3M21
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	14,702	1,188	526	14,069	1,255	261
Provisions for loan losses	(3,575)	(299)	0	(5,245)	(1,830)	0
Net interest income after provisions for loan losses	11,127	889	526	8,824	(575)	261
Commission and fee income (net)	4,482	485	(91)	4,335	570	(3)
Net gain (loss) on financial assets and liabilities	290	979	(230)	319	630	449
Other operating income	(1,528)	(119)	(643)	(740)	(1)	77
Administrative and promotional expenses	(8,249)	(1,021)	(205)	(8,453)	(1,148)	(293)
Operating income	6,122	1,213	(643)	4,285	(524)	491

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

Annex 1. Loan portfolio rating

As of March 31st, 2022
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Non-revolving consumer loans	Credit card and other revolving loans	Mortgages	Total

Risk “A”	722,806	1,608	342	2,462	359	4,771
Risk “A-1”	653,809	1,215	214	1,312	287	3,028
Risk “A-2”	68,997	393	128	1,150	72	1,743
Risk “B”	82,554	688	1,335	748	199	2,970
Risk “B-1”	44,582	148	743	421	76	1,388
Risk “B-2”	17,411	70	382	164	73	689
Risk “B-3”	20,561	470	210	163	50	893
Risk “C”	25,355	358	403	956	1,319	3,036
Risk “C-1”	12,599	234	166	372	208	980
Risk “C-2”	12,756	124	237	584	1,111	2,056
Risk “D”	13,423	1,120	266	1,394	1,827	4,607
Risk “E”	13,298	5,119	1,671	932	876	8,598
Total rated portfolio	857,436	8,893	4,017	6,492	4,580	23,982

Provisions created						23,982
Complementary provisions						648

Total						24,630

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of March 31st, 2022.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	1Q22	4Q21	1Q21	3M22	3M21

Past due loans ratio	2.78	2.18	2.91	2.78	2.91

Past due loans coverage	114.63	141.38	120.12	114.63	120.12

Operative efficiency	2.25	3.06	2.20	2.25	2.20

ROE	9.56	12.68	8.24	9.56	8.24

ROA	0.94	1.27	0.73	0.94	0.73

Capitalization ratio:
Credit Risk	30.83	32.57	29.00	30.83	29.00
Credit, Market and operational risk	20.21	21.56	19.73	20.21	19.73

Liquidity	94.87	101.08	114.05	94.87	114.05

NIM (Net Interest Margin)	3.27	3.11	2.11	3.27	2.11

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Notes to consolidated financial sta

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Notes to financial statements as of March 31st 2022
Million pesos, except for number of shares

1. Investments in Financial Instruments

Investments in Financial Instruments are constituted as follows:

Book Value
Negotiable financial instruments:
Bank securities	14,523
Government securities	103,737
Private securities	51
Shares	2,140
120,451

Financial instruments to collect or sell:
Government securities	363,978
Private securities	234
Shares	739
364,951

Financial instruments to collect principal and interest (securities)(net):
Government securities	7,797
Government securities (special cetes)	3,719
11,516
Total	496,918

2. Sale and repurchase agreements

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	8,028
Government securities	15,586
Total	23,614

Credit balances
Bank securities	5,968
Government securities	176,975
Private securities	253
Total	183,196
(159,582)

3. Investment in securities

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3. Investment in securities different to government securities

3. Investment in securities different to government securities
The table below lists the investments in debt securities of a same issuer (other than government), with positions equal or greater than 5% of the Institution’s net capital.
Issuer / Series	Maturity date	% Rate	Book Value
BANOB 19	08/06/2022	6.19	179
FBANOBRA 19313	16/12/2022	6.19	502
FBANOBRA 20022	19/01/2023	6.19	601
FBANOBRA 21451	12/05/2022	6.14	1,002
FBANOBRA 21452	24/11/2022	6.17	1,002
FBANOBRA 22070	23/05/2022	6.62	2,001
FBANOBRA 22059	12/05/2022	6.13	2,004
FBANOBRA 22020	01/08/2022	6.14	2,005
FBANOBRA 22090	29/08/2022	6.14	2,005
		Total	11,301

Total Capital as of March 2022			156,409
5 % of Total Capital			7,820

4. Derivatives

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of March 31st, 2022, are as follows:
Trading:
Swaps
Interest rate	7,387,102
Cross currency	882,810
Equity	659

Futures	Buy	Sell

Interest rate	0	144
Foreign currency	0	5,346
Index	0	179

Forward contracts
Foreign currency	570,395	10,524

Options	Long	Short
Interest rate	53,519	93,300
Foreign currency	81,618	85,751
Indexes	186	1,933
Equity	2,275	1,421

Total trading derivatives	8,978,564	198,598

Hedging:
Cash flow
Interest rate swaps	7,311
Cross currency swaps	13,460
Foreign Exchange Forwards	62,683

Fair value
Interest rate swaps	57,949
Cross currency swaps	28,955

Total hedging derivatives	170,358

Total derivative financial instruments	9,148,922	198,598

5. Credit Portfolio by Sector

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5. Credit Portfolio by Sector
V. Identification of the portfolio by stages of credit risk, as well as by type of credit and by type of currency.
2022
	Stage 1	Stage 2	Stage 3	Total

By loan type:
Commercial, financial and industrial loans	331,306	15,520	9,694	356,520
Public sector loans	89,830	-	42	89,872
Mortgage loans	181,591	7,508	8,276	197,375
Installment loans to individuals	120,173	3,025	3,475	126,673
Revolving consumer credit card loans	50,824	1,504	1,808	54,136
Non-revolving consumer loans	69,349	1,521	1,667	72,537
	722,900	26,053	21,487	770,440

5a. Loan Portfolio Stage 1 and Stage 2

5a. Loan Portfolio Stage 1 and Stage 2
The loan portfolio, by type of loan and currency, as of March 31st, 2022, is constituted as follows:

	Amount
Stage 1	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	263,967	56,106	2,413	999	323,485
Financial entities	7,206	615	0	0	7,821
Government entities	74,578	15,252	0	0	89,830
Commercial loans	345,751	71,973	2,413	999	421,136
Consumer loans	120,173	0	0	0	120,173
Media and residential	169,898	300	1,527	0	171,725
Of social interest	4	0	0	0	4
Credits acquired from Infomavit or Fovissste	9,862	0	0	0	9,862
Mortgage loans	179,764	300	1,527	0	181,591
Total loan portfolio Stage 1	645,688	72,273	3,940	999	722,900

Stage 2	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	12,781	2,739	0	0	15,520
Financial entities	0	0	0	0	0
Government entities	0	0	0	0	0
Commercial loans	12,781	2,739	0	0	15,520
Consumer loans	3,025	0	0	0	3,025
Media and residential	6,775	39	322	0	7,136
Of social interest	0	0	0	0	0
Credits acquired from Infomavit or Fovissste	372	0	0	0	372
Mortgage loans	7,147	39	322	0	7,508
Total loan portfolio Stage 2	22,953	2,778	322	0	26,053

6. Loan Portfolio Stage 3

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6. Loan Portfolio Stage 3
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	8,411	518	0	8,929
Financial entities	765	0	0	765
Government entities	42	0	0	42
Commercial loans	9,218	518	0	9,736
Consumer loans	3,475	0	0	3,475
Media and residential	7,254	71	231	7,556
Of social interest	6	0	0	6
Credits acquired from INFONAVIT or FOVISSSTE	714	0	0	714
Mortgage loans	7,974	71	231	8,276
Total loan portfolio Stage 3	20,667	589	231	21,487

The analysis of movements in non-performing loans from December 31st, 2021 to March 31st, 2022, is as follows:

Balance as of December 31st, 2021				16,391

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				13,871

Collections
Cash		320
Transfer to performing loan portfolio		(3,960)
Proceeds from foreclosure proceedings		(39)

Write-offs				(5,096)
Adjustment for exchange rate				0

Balance as of March 31st, 2022				21,487

7. Allowance for loan losses

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to March 31st, 2022, is as follows:

Balance as of January 1st, 2022	23,174

Allowance for loan losses	3,874
Write-offs	(5,093)
Foreign exchange result	933
Adopción inicial criterios contables	1,742
Balance as of March 31st 2022	24,630

The table below presents a summary of write-offs by type of product as of March 31st, 2022:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,865	119	1,984	39.0
Mortgage loans	375	36	411	8.1
Credit card loans	1,272	77	1,349	26.5
Consumer loans	1,327	22	1,349	26.5
Total	4,839	254	5,093	100.0

Accumulated 2022
Commercial loans	1,865	119	1,984	39.0
Mortgage loans	375	36	411	8.1
Credit card loans	1,272	77	1,349	26.5
Consumer loans	1,327	22	1,349	26.5
Total	4,839	254	5,093	100.0

8. Problematic loans

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8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES, of which Ps.3,719 millon correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,885

Total securities held to maturity (no reserve)					3,885
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity, net					3,719

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at March 31st, 2022, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	136.40	1,741
B4-270701	423-2	15,292,752	01-jul-27	136.40	2,086
B4-220804	431-2	440,294	04-aug-22	124.89	55
BC-220804	431-2	71,442	04-aug-22	41.75	3
					3,885

10. Average i

terest rates paid on deposit

10. Average interest rates paid on deposits

The average interest rates paid on deposits during March 2022, is as follow:
	Pesos	USD
Average balance	453,104	75,000
Interest	2,234	4
Rate	1.97%	0.02%

1

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1. Bank and other loans

11. Bank and other loans

As of March 31st, 2022, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	24,390	6.47	From 1 to 3 days
Local bank loans	47	7.04	To 6 years
Public fiduciary funds	19,766	6.44	From 1 day to 8 years
Development banking institutions	5,177	7.31	From 1 day to 14 years
Total	49,380

Loans in foreign currency

Public fiduciary funds	2,517	1.12	From 1 day to 9 years
Development banking institutions	75	2.07	From 1 to 9 months
Total	2,592

Total loans	51,972
Accrued interests	192
Total bank and other loans	52,164

12. Current and deferred taxes

12. Current and deferred taxes

Current taxes are composed as follows at March 31st, 2022

Income taxes	228
Deferred taxes	801	(1)
Total Bank	1,029
Current and-deferred taxes from other subsidiaries	658
Total consolidated Bank	1,687

(1) Deferred taxes are composed as follows:

Global provision	50
Fixed assets and deferred charges	(76)
Net effect from financial instruments	238
Accrued liabilities	482
Others	107
Total Bank	801	(1)
Allowance for loan losses of subsidiaries, net	715
Others, subsidiaries	(675)
Total deferred tax, consolidated Bank	841

As of March 31st, 2022, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,405
Other	8,262
Total deferred income tax (net)	17,667
Deferred taxes registered in balance sheet accounts	17,667
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

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13. Employee profit sharing

As of March 31st, 2022, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,216
Fixed assets and deferred charges	557
Accrued liabilities	339
Capital losses carryforward	482
Commissions and interests early collected	139
Foreclosed assets	75
Labor obligations	159
Derivative financial transactions of exchange rate	(55)
Deferred EPS asset:	2,912

Deferred EPS liability:

Net effect from financial instruments	335
Advance payments	(197)
Others	(29)
Deferred EPS liability	109

Less – Reserve	51
Deferred EPS asset (net)	3,072

14. Capitalization Ratio

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	105,773
3	Other elements of other comprehensive income (and other reserves)	25,391
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	165,866
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	7,052

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10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	25
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	5,396
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	35,692
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	33,111
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,296
K	of which: Positions in First Losses Schemes	0
L	of which: Worker’s Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	285
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	50,570
29	Level 1 Common Capital (CET1)	115,297

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	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	13,924
31	of which: Qualify as capital under the applicable accounting criteria	13,924
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	13,924
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	13,924
45	Level 1 capital (T1 = CET1 + AT1)	129,221
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	25,839
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	1,350
51	Level 2 capital before regulation adjustments	27,188
	Level 2 capital: regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,188
59	Total stock (TC = T1 + T2)	156,409
60	Total Risk Weighted Assets	774,090

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Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.89%
62	Level 1 Stock (as percentage of assets weighted by total risks)	16.69%
63	Total capital (as percentage of assets weighted by total risks)	20.21%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	18.59%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.89%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	11,362
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document “Basel III: Global legal framework for the reinforcement of banks and banking systems” published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document “Basel III: Global legal framework for the reinforcement of banks and banking systems” published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders’ equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan’s liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

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16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document “ Basel III : A global regulatory framework for more resilient banks and banking systems “ published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer’s Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer’s Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.

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23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer’s Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder’s equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group’s holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker’s participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation’s capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation’s or trust’s share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

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30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.

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58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document “Basel III: Global regulatory framework for the reinforcement of banks and banking systems” published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,732,450
BG1	Funds Available	98,783
BG2	Margin accounts	1,868
BG3	Investment in securities	496,775
BG4	Debtors under sale and repurchase agreements	23,614
BG5	Securities loans)	0
BG6	Derivatives	197,770
BG7	Valuation adjustment for hedged financial assets	9
BG8	Total loan portfolio	716,383
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	114,800
BG11	Foreclosed assets (net)	202
BG12	Property, furniture and fixtures (net)	17,157
BG13	Long-term investment in shares	38,560
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	13,691
BG16	Other assets (net)	12,837
	Liabilities	1,566,574
BG17	Deposits	875,386
BG18	Bank and other loans	52,164
BG19	Creditors under sale and repurchase agreements	183,196
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	26,484
BG22	Derivatives	190,922
BG23	Valuation adjustment for hedged financial liabilities	(17)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	191,454
BG26	Subordinated debentures outstanding	39,763
BG27	Deferred income taxes (net)	7,054
BG28	Deferred revenues and other advances	167
	Shareholders’ Equity	165,876
BG29	Paid-in capital	34,702
BG30	Other capital	131,173
	Memorandum accounts	2,339,620
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	121
BG33	Credit commitments	147,698
BG34	Assets in trust or mandate	195,279
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,788,494
BG37	Collateral received by the entity	134,178
BG38	Collateral received and sold or pledged as guarantee	73,848
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	0
BG41	Other accounts	0

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Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 12,837 Minus: deferred charges and advance payments 2,296; intangibles 7,052; advance payments that are computed as risk assets 1,168; other assets are computed as risk assets 89
2	Intangible assets	9	7,052	BG16= 12,837 Minus: deferred charges and advance payments 2,296; intangibles 2,404; advance payments that are computed as risk assets 1,168; other assets that are computed as risk assets 83
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0

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6	Investment in own-equity securities	16	0	BG3= 496,775 Minus: Reciprocal investments in common capital of financial entities 25; Investments in securities computed as risk assets 496,750
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	25	BG3= 496,775 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 496,750
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	5,396	BG15= 15,758 Minus: Amount computed as risk asset 11,362
13	Reserves recognized as complementary capital	50	1,350	BG8= Total loan portfolio 716,383
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 38,560 Minus: Investments in subsidiaries 33,111; Investments in clearing houses 285; Investments in associated companies 1,598; Other investments that are computed as risk assets 3,566
16	Investments in associated companies	26 - E	33,111	BG13= 38,560 Minus: Investments in clearing houses 285; Investments in associated companies 1,598; Other investments that are computed as risk assets 3,566

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17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	3,988	BG16= 11,457 Minus: intangible assets 9,819; others assets that are computed as risk assets 1,099; other assets are computed as risk assets 1,775
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	285	BG13= 38,560 Minus: Investments in subsidiaries 33,111; Investments in associated companies 1,598; other investments that are computed as risk assets 3,566
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restrictiion and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0

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	Shareholders’ Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	105,773	BG30= 131,173 Minus: other items of earned capital 25,391, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	25,391	BG30= 131,173 Minus: Retained earnings 105,773 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	13,924	BG26= 39,763 More: Subordinated debt instruments non-convertible 25,839
39	Paid-in capital that meets with Exhibit 1-S	46	25,839	BG26= 39,763 More: Subordinated debt instruments convertible 13,924
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

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Table II.3

Notes to table III.2 “Regulatory concepts considered for the calculation of Net Capital components”

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group’s holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer’s Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders’ equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group’s holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter’s financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers’ share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.

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22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation’s capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Earnings Release | 1Q.2022
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Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	105,056	8,404
Transactions with debt instruments in national currency with surtax and reviewable rate	4,213	337
Transactions in national currency with real rate or denominated in UDIs	10,207	817
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,911	633
Positions in UDIs or with yield referred to INPC	125	10
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	344	28
Transactions in foreign currency with nominal rate	52,250	4,180
Positions in foreign currency or with yield indexed to the exchange rate	4,028	322
Positions in shares or with yield indexed to the price of one share or set of shares	5,916	473
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	196	16
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	1,349	108
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	28,317	2,265
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	24,148	1,932
Group III (weighted at 23%)	54	4
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	18,122	1,450
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	1,587	127
Group V (weighted at 10%)	0	0

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Group V (weighted at 20%)	9,558	765
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	954	76
Group VI (weighted at 25%)	776	62
Group VI (weighted at 30%)	3,462	277
Group VI (weighted at 40%)	2,392	191
Group VI (weighted at 50%)	56,865	4,549
Group VI (weighted at 75%)	31,031	2,483
Group VI (weighted at 100%)	45,558	3,645
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	3,056	245
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	2,231	178
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 75%)	6,617	529
Group VII-A (weighted at 85%)	253	20
Group VII-A (weighted at 100%)	136,606	10,928
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	0	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,518	121
Group VII-B (weighted at 23%)	0	0
Group VII-B (weighted at 50%)	0	0
Group VII-B (weighted at 57.5%)	10,089	807
Group VII-B (weighted at 100%)	44,131	3,530
Group VII-B (weighted at 115%)	1	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,161	413
Group VIII (weighted at 150%)	1,767	141
Group IX (weighted at 100%)	19,681	1,574
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,318	105
Other Assets (weighted at 0%)	0	0

Earnings Release | 1Q.2022
Banco Santander México
87

Other Assets (weighted at 100%)	27,799	2,224
Credit Valuation Adjustment on Derivative Operations	19,058	1,525
Re-securitization with Risk Degree 1 (weighted at 20%)	3,390	271
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	289	23
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	76,704	6,136

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		67,575

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument’s par value	Ps.3.78
9A	Instrument’s currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A

Earnings Release | 1Q.2022
Banco Santander México
88

Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument’s par value	Ps.3.78
9A	Instrument’s currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A

Earnings Release | 1Q.2022
Banco Santander México
89

Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item	Characteristics
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2

3	Governing Law	The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital	$25,145,225,839.39
9	Instrument’s Face Value	$25,884,560,000 (USD $1,300,000,000.00)

Earnings Release | 1Q.2022
Banco Santander México
90

9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	October 1, 2018.
12	Type of Expiration	Expiration Date.
13	Expiration Date	October 1, 2028.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date	October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

Earnings Release | 1Q.2022
Banco Santander México
91

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination.

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.

Earnings Release | 1Q.2022
Banco Santander México
92

35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.

Earnings Release | 1Q.2022
Banco Santander México
93

8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument’s Face Value	$9,955,600,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

Earnings Release | 1Q.2022
Banco Santander México
94

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

Earnings Release | 1Q.2022
Banco Santander México
95

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Earnings Release | 1Q.2022
Banco Santander México
96

Leverage ratiok

Table I.1
Integration of the main sources of leverage
	Item	Mar-22
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,511,066
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(50,570)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,460,496
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	32,187
5	Add-on amounts for PFE associated with all derivatives transactions	46,726
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	78,914
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	23,614
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(69,437)
14	CCR exposure for SFT assets	31,524
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	(14,299)
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	147,698
18	(Adjustments for conversion to credit equivalent amounts)	(50,749)
19	Off-balance sheet items (sum of lines 17 and 18)	96,950
Capital and total exposures
20	Tier 1 capital	129,221
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,622,061
Leverage ratio
22	Basel III leverage ratio	7.97%

Earnings Release | 1Q.2022
Banco Santander México
97

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Mar-22
1	Total consolidated assets as per published financial statements	1,732,450
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(50,570)
4	Adjustments for derivative financial instruments	(118,856)
5	Adjustment for securities financing transactions	(37,913)
6	Adjustment for off-balance sheet items	96,950
7	Other adjustments	0
	Leverage ratio exposure	1,622,061

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Mar-22
1	Total consolidated assets as per published financial statements	1,732,450
2	operative derivative financial instruments	(197,770)
3	operative securities financing transactions	(23,614)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
On-balance exposure	1,511,066

Table IV.1
Variation of the elements
	Dec-21	Mar-22
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	140,689	129,221	(8)
Adjusted assets	1,577,212	1,622,061	3
Leverage ratio	8.92%	7.97%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Rik Diversification

Earnings Release | 1Q.2022
Banco Santander México
98

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of March 31st, 2022, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.46,116 representing the 32.78% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.51,000 and the second with an amount of Ps.17,975, representing 36.25% and 12.78%, respectively.

16. Internal and external Sources of Liquidity

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)   In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)   Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)   Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)   Sound market practices.

e)   Strategies proposed in the banks internal committees.

f)    Compliance with the operation policies and procedures of the institution.

19. Shareholding

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19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal

▪	Deputy General Direction of Chief Financial Officer

▪	Deputy General Direction of Commercial Red & EI

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Corporate & Investment Banking

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▪	Deputy General Direction of Public Affairs and Strategy

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Digital and Innovation

▪	Deputy General Direction of Strategy of Business

▪	Deputy General Direction of Human Resources

▪	Executive Direction of Audit

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Executive Direction of Financial Inclusion

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

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To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with elated parties

21. Transactions with related parties

Receivable
Funds available	4,199
Debtors under sale and repurchase agreements	343
Derivatives (asset)	90,802
Performing loan portfolio	5,505
Other receivables, (net)	4,213

Payable
Time deposits	4,073
Demand deposits	4,902
Credit instruments issued	1,043
Creditors under sale and repurchase agreements	2,528
Derivatives (liability)	72,710
Other payables	20,907
Creditors from settlement of transactions	1,451
Subordinated debentures	33,318

Revenues
Interest	20
Premium on sale and repurchase agreements	3
Others	75

Net Commissions	1,558
Net gain (loss) on financial assets and liabilities	4,005

Expenses
Interest	385
Administrative expenses	305
Technical assistance	868

22. Interests on loan portfolio

22. Interests on loan portfolio
As of March 31st, 2022, the consolidated income statement includes, in the item “Interest income”, Ps.20,065 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

23. Integral Risk M

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anagement

23. Integral Risk Management

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2022 (unaudited) amounted to:

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Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	58,504.48	0.04%
Market Making	50,168.96	0.03%
Proprietary Trading	12,967.36	0.01%

Risk factor
Interest rate	56,670.98	0.04%
Foreign exchange	10,031.69	0.01%
Equity	494.40	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2022 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	50,491.49	0.03%
Market Making	64,141.54	0.04%
Proprietary Trading	20,319.01	0.01%

Risk factor
Interest rate	47,121.39	0.03%
Foreign exchange	17,242.92	0.01%
Equity	853.15	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank	Jan-22	Feb-22	Mar-22	Average	Jan-22	Feb-22	Mar-22	Average
Balance MXN GAP	6%	14%	2%	7%	56%	61%	61%	59%
Scenario	Decrease	Decrease	Increase	N/A	Increase	Increase	Increase	N/A
Balance USD GAP	26%	26%	24%	25%	32%	32%	30%	32%
Scenario	Decrease	Decrease	Decrease	N/A	Decrease	Decrease	Decrease	N/A

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock +100/+25 bps.

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2022:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	Increase	(29)	708	(737)	Increase	(2,582)	848	(3,430)
Balance USD GAP	Decrease	(242)	2	(243)	Decrease	(902)	(598)	(304)

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock pf +100/+25 bps.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	413,444	(229,488)	3,692	(74,858)	144,839	82,666	34,915	78,673	468,498	(95,493)
Non Derivative	397,035	(229,488)	3,680	(74,840)	144,544	82,013	30,212	78,338	461,416	(98,840)
Derivatives	16,409	0	11	(18)	295	653	4,703	335	7,082	3,347

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Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

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Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 1Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-22	Feb-22	Mar-22	Average
Sovereign Risk, Development Banking and Financial Institutions	912	988	1,061	987
Corporates	338	371	406	372
Project Finance	217	211	225	218
Companies	118	143	166	142

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Mart to Market
Millions of U.S. Dollars
Segment	Jan-22	Feb-22	Mar-22	Average
Sovereign Risk, Development Banking and Financial Institutions	22,610	22,172	22,648	22,477
Corporates	(439)	(410)	(329)	(393)
Project Finance	72	57	13	47
Companies	(44)	(63)	(92)	(66)
Weighted Rating
Segment	Jan-22	Feb-22	Mar-22	Average
Sovereign Risk, Development Banking and Financial Institutions	6.9	7.0	6.9	6.9
Corporates	6.3	6.3	6.4	6.3
Project Finance	5.6	5.6	5.5	5.6
Companies	5.6	5.6	5.6	5.6

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 1Q of 2021:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jan-22	Feb-22	Mar-22	Average
Sovereign Risk, Development Banking and Financial Institutions	23,474	23,038	23,556	23,356
Corporates	11	12	12	12
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 1Q of 2022, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 1Q22
Interest Rate Derivatives	45.35%
Exchange Rate Derivatives	54.48%
Bonds Derivatives	0.00%
Equity Derivatives	0.16%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2022, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Jan-22	Feb-22	Mar-22	Average
Sovereign Risk, Development Banking and Financial Institutions	2.06	2.02	1.79	1.96
Corporates	2.85	4.62	3.75	3.74
Project Finance	1.47	1.50	1.12	1.36
Companies	1.23	1.34	1.34	1.30

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The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 1Q of 2022:

Collateral received for derivatives
Average
Cash	75.39%
Debt issued by the Mexican Government	11.42%
Debt issued by Sovereigns other than the Mexico	13.19%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the “exposure to a counterparty is adversely correlated with the credit quality of that counterparty”, in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

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Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the first quarter of 2022, the monthly average Operational Risk loss reported by Banco Santander México is 27.1 million pesos. This amount represents a decrease of 32% compared to the same period in 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

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Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.  Methodology of Valuation

1)  Trading purposes

a)   Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)  Over-the-Counter Markets

i)    Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)    Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)  Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

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b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)     Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)    Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.  Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.  Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2022, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

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During the first quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Summary of Derivative Financial Instruments
Million Pesos as of March 31st, 2022

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	580,919	4,067	1,655
Forwards	Equity	Trading	0	0	0

Futures	Foreign Currency	Trading	5,346	0	0
Futures	Market Index	Trading	179	0	0

Options	Equity	Trading	5,514	(1,748)	(1,507)
Options	Foreign Currency	Trading	167,369	(222)	(219)
Options	Market Index	Trading	301	(6)	9
Options	Interest Rate	Trading	146,820	(363)	(115)

Swaps	Cross Currency	Trading	882,810	2,110	1,747
Swaps	Interest Rate	Trading	7,387,102	(423)	1,428
Swaps	Equity	Trading	659	(291)	(316)

Forwards	Foreingn Currency	Hedging	62,683	1,014	4,995

Swaps	Cross Currency	Hedging	42,415	(136)	(3,183)
Swaps	Interest Rate	Hedging	65,260	2,846	1,356

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2022, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	392	5
EQUITY FORWARD	0	0
OTC EQ	58	1
OTC FX	1,185	264
SWAPTIONS	0	0
FX FORWARD	6,389	84
IRS	992	49
CCS	100	11
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2021, there were no defaults by counterparties.

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Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio’s value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio’s value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2022:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	1.12	(0.92)

Vega Risk factor
	EQ	FX	IR
Total	0.12	1.26	(2.04)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.18)	2.28

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

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Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2022:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	20
Remote scenario	3,522
Possible scenario	1,656

24. Disclosure of the Liquidity Coverage Ratio

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24. Disclosure of the Liquidity Coverage Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the first quarter of 2021, the weighted average CCL for the Bank during March, 2021 is 187.34%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation		Consolidated Calculation
Million pesos		Amount unweighted (average)	Weighted amount (average)
				Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	305,509	Not applicable	305,509
Cash Outflows
2	Unsecured retail financing	300,517	17,015	300,517	17,015
3	Stable funding	260,729	13,036	260,729	13,036
4	Less stable funding	39,787	3,979	39,787	3,979
5	Unsecured wholesale funding	472,857	193,500	472,857	193,500
6	Operational deposits	158,022	35,944	158,022	35,944
7	Non-operational deposits	279,685	122,405	279,685	122,405
8	Unsecured debt	35,151	35,151	35,151	35,151
9	Secured wholesale funding	Not applicable	396	Not applicable	396
10	Additional requirements:	102,599	18,653	219,603	24,481
11	Outflows related to derivatives exposures and other collateral requirements	37,398	14,030	37,398	14,030
12	Outflows related to loss of funding on debt products	0	0	0	0
13	Credit and liquidity facilities	65,201	4,623	182,204	10,451
14	Other contractual funding obligations	82,489	312	82,489	312
15	Other contingent funding obligations	10,846	10,846	10,846	10,846
16	Total Cash Out	Not applicable	240,721	Not applicable	246,550
Cash Inflows
17	Cash inflows secured transactions	83,226	1,286	83,226	1,286
18	Cash inflows from operations unsecured	160,264	125,604	113,256	76,611
19	Other cash inflows	4,961	4,961	4,961	4,961
20	Total Cash Inflows	248,451	131,851	201,443	82,858
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	305,509	Not applicable	305,509
22	Total Net Cash Out	Not applicable	108,870	Not applicable	163,692
23	Liquidity Coverage Ratio	Not applicable	283.45%	Not applicable	187.34%

The presented numbers are subject to review and therefore they might suffer changes.

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Notes related to the Liquidity Coverage Ratio

a)     Natural days contemplated in the quarterly report.

•	31 days.

b)    Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the first quarter, it was observed that the ratio decrease mainly driven by the change in the operational deposits methodology, as well as by an increase in the loan portfolio.

c)     Changes of major components within the quarter report.

•	During the first quarter, it was observed that the ratio decrease mainly driven by the change in the operational deposits methodology, as well as by an increase in the loan portfolio.

d)    Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)    Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f) Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)     Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)    Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own “ratings”, its issuance program, “road shows”, and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i) Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

j) The Coefficient impact of the incorporation of the Entities Subject to Consolidation, as well as the outflows derived from financial support for entities and societies that are part of the same financial group, consortium or business group that, in accordance with the Policies and Criteria, the institution’s board of directors has authorized to grant.

•	The CCL does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Additional notes for the previous quarter

I.Quantitative information:

a)     The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

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b)    Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q21, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

31/12/2021	Term	Amount
Million pesos
Consolidated	90 days	300,940
Local Currency	90 days	122,471
Foreign Currency	30 days	194,233

c)     Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 31, 2021. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Money Market	334,691	40,184	0	0	0	0	0	0	294,506
Loans	1,016,312	59,574	98,867	85,021	112,761	272,326	122,316	253,494	11,953
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	117,221	0	0	0	0	0	0	0	117,221
Securities	592,439	76,155	43,313	3,745	12,135	138,771	135,369	56,492	126,458
Permanent	0	0	0	0	0	0	0	0	0
Other Balance Sheet Assets	248,296	0	0	0	0	0	0	0	248,296
Total Balance Sheet Assets	2,308,960	175,914	142,180	88,766	124,896	411,097	257,685	309,987	798,435
Money Market	(197,584)	(109,306)	(203)	(103)	0	0	0	0	(87,972)
Deposits	(773,147)	(276,799)	(30,673)	(14,064)	(22,018)	(53,199)	(43,500)	(332,893)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(207,558)	(14,789)	(6,815)	(16,950)	(28,540)	(43,550)	(68,411)	(9,051)	(19,453)
Equity	0	0	0	0	0	0	0	0	0
Other Balance Sheet Liabilities	(55,236)	0	0	0	0	0	0	0	(55,236)
Total Balance Sheet Liabilities	(1,233,525)	(400,894)	(37,691)	(31,118)	(50,558)	(96,749)	(111,911)	(341,943)	(162,661)
Total Balance Sheet Gap	1,075,435	(224,980)	104,488	57,649	74,338	314,348	145,774	(31,956)	635,774
Total Off-Balance Sheet Gap	(5,852)	(22,002)	(221)	150	5,385	5,184	3,377	2,276	0
Total Structural Gap		(272,509)	104,041	57,378	78,296	319,442	149,151	(29,681)	663,460
Accumulated Gap		(539,835)	(168,467)	(111,090)	(90,042)	286,649	435,800	406,119	1,069,578

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II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

In this period, the exceptions granted on April 8th, 2020, where the Banking Liquidity Regulation Committee approved the exceptions to the Liquidity Provisions (CCL), which are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV has so far determined extend it indefinitely.

By applying some of the exceptions mentioned, the CCL is 187.34%, according to the format reported above.

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24a. Disclosure of the Net Stable Funding Ratio

24a. Disclosure of the Net Stable Funding Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the first quarter of 2021, the CFEN for the Bank during March, 2021 is 125.72%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation					Consolidated Calculation
Million pesos		Unweighted Amount by residual term				Weighted Amount	Unweighted Amount by residual term				Weighted Amount
		Without maturity	< 6 months	From 6 months to < 1 year	>1 year		Without maturity	< 6 months	From 6 months to < 1 year	>1 year
ELEMENTS AMOUNT OF STABLE FINANCING AVAILABLE
1	Capital	179,790	-	-	-	179,790	179,790	-	-	-	179,790
2	Fundamental Capital and non-fundamental basic Capital.	179,790	-	-	-	179,790	179,790	-	-	-	179,790
3	Other Capital instruments.	-	-	-	-	-	-	-	-	-	-
4	Retail Deposits	-	333,698	3,804	64	318,448	-	333,698	3,804	64	318,448
5	Stable Deposits.	-	289,711	2,928	50	278,056	-	289,711	2,928	50	278,056
6	Less Stable Deposits.	-	43,987	877	14	40,391	-	43,987	877	14	40,391
7	Wholesale Financing	-	751,124	37,860	65,096	380,369	-	751,124	37,860	65,096	380,369
8	Operational Deposits.	-	6,400	-	-	3,200	-	6,400	-	-	3,200
9	Other Wholesale Financing.	-	744,724	37,860	65,096	377,169	-	744,724	37,860	65,096	377,169
10	Interdependent Liabilities	-	-	-	-	-	-	-	-	-	-
11	Other Liabilities	-	97,749			25,839	-	101,932			25,839
12	Derivative Liabilities for purposes of the Net Stable Funding Ratio	Not applicable	-			Not applicable	Not applicable	-			Not applicable
13	All Liabilities and own resources not included in the previous categories.	-	71,910	-	25,839	25,839	-	76,093	-	25,839	25,839
14	Total Amount of Stable Financing Available	Not applicable	Not applicable	Not applicable	Not applicable	904,445	Not applicable	Not applicable	Not applicable	Not applicable	904,445

Earnings Release | 1Q.2022
Banco Santander México
120

ELEMENTS AMOUNT OF STABLE FINANCING REQUIRED
15	Total eligible Liquid Assets for purposes of the Net Stable Funding Ratio.	Not applicable	Not applicable	Not applicable	Not applicable	26,203	Not applicable	Not applicable	Not applicable	Not applicable	26,203
16	Deposits in other Financial Institutions for Operational purposes.	-	2,556	-	-	1,278	-	2,556	-	-	1,278
17	Current Loans and Securities	1,867	333,123	63,275	390,180	458,302	1,867	301,277	82,847	439,897	513,204
18	Guaranteed financing granted to Financial Entities with Liquid Assets eligible for Level I.	-	102,859	-	-	10,286	-	102,859	-	-	10,286
19	Guaranteed financing granted to Financial Entities with eligible liquid assets other than level I.	-	58,802	1,073	1,400	10,756	-	5,146	1,074	1,407	2,716
20	Guaranteed financing granted to Counterparties other than Financial Entities, which	-	165,317	47,158	221,321	282,737	-	187,126	66,729	271,030	345,679
21	They have a Credit Risk weight of less than or equal to 35% according to the Basel II Standard Method for Credit Risk.	-	32,131	4,968	58,118	56,326	-	32,131	4,968	58,118	56,326
22	Mortgage Loans (current), of which	-	6,146	4,734	149,424	132,450	-	6,146	4,734	149,424	132,450
23	They have a Credit Risk weight of less than or equal to 35% according to the Standard Method established in the Provisions.	-	-	-	-	-	-	-	-	-	-
24	Debt securities and shares other than Eligible Liquid Assets (that are not in default).	1,867	-	10,311	18,036	22,073	1,867	-	10,311	18,036	22,073
25	Interdependent Assets.	-	-	-	-	-	-	-	-	-	-
26	Other Assets	120,510	218,893			158,111	126,791	219,860			165,345
27	Physically traded basic raw materials (Commodities), including Gold.	-	Not applicable	Not applicable	Not applicable	-	-	Not applicable	Not applicable	Not applicable	-
28	Initial margin granted in transactions with derivative financial instruments and contributions to the loss absorption fund of central counterparties	Not applicable	10,880			9,248	Not applicable	10,880			9,248
29	Derivative Assets for purposes of the Net Stable Funding Ratio.	Not applicable	-			-	Not applicable	-			-
30	Derivative Liabilities for Net Stable Funding Ratio purposes before deduction for initial margin variation	Not applicable	-			2,634	Not applicable	-			2,634
31	All assets and operations not included in the previous categories.	120,510	164,659	1,179	42,176	146,229	126,791	164,681	1,492	42,806	153,464
32	Off-balance sheet transactions.	Not applicable	147,682			7,384	Not applicable	267,327			13,366
33	Total Amount of Stable Financing Required.	Not applicable	Not applicable	Not applicable	Not applicable	651,277	Not applicable	Not applicable	Not applicable	Not applicable	719,397
34	Net Stable Funding Ratio (%).	Not applicable	Not applicable	Not applicable	Not applicable	138.87%	Not applicable	Not applicable	Not applicable	Not applicable	125.72%

Earnings Release | 1Q.2022
Banco Santander México
121

25. Implementation of effective interest rate in 2022

25. Implementation of effective interest rate in 2022

Acording the provisions of the Eleventh Transitory Article of the Resolution that amending the General Provisions applicable to Credit Institutions published on September 23th, 2021 in the Federal Official Gazette, the Bank opted, in determining the cost amortized referred to in accounting criterion B-6 “Loan Portfolio”, to continue using the contractual interest rate, as well as the straight-line method for recognizing the accrued interest on its loan portfolio. The Commissions collected and transaction costs during fiscal year 2022, as indicated in accounting criteria B-6 “Loan Portfolio” valid until December 31st, 2021.

The foregoing was notified in writing to the Vice Presidency of Supervision of Financial Groups and Intermediaries A of the Mexican National Banking and Securities Commission on December 16th, 2021 and with a scope dated April 5th, 2022. These notification documents explained in detail the reasons why the Bank is not in a position to apply the aforementioned effective interest rate during fiscal year 2022, together with the program for its implementation.

It is important to highlight that the Administration analyzed and determined that the difference between the recognition of the amortization of the commissions charged for the granting of the loan and the transaction costs during the life of the loan using the effective interest rate as indicated in the accounting criteria B-6 “Loan Portfolio” has little relative importance with respect to recognition using the straight-line method for these same concepts, as indicated in accounting criteria B-6 “Loan Portfolio” valid until December 31st, 2021. The foregoing taking into account the provisions of the Financial Information Standard (NIF) A-1 “Structure of Information Standards” and NIF A-4 “Qualitative Characteristics of Financial Statements” issued by the Mexican Council of Financial Information Standards, A.C. (CINIF) in the preparation and presentation of the Bank’s financial statements.

26. Underlying Assets

Earnings Release | 1Q.2022
Banco Santander México
122

26. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html, the information regarding the behavior of the Underlying Assets of the Series in effect.

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Amazon.com, Inc.	AMZN*
Alibaba Group Holding Limited	BABA N
The Boeing Company	BA*
Bank of America Corporation	BAC *
Citigroup Inc.	C*
Facebook, Inc.	FB*
iShares Global Energy ETF	ICLN*
Johnson & Johnson	JNJ *
MercadoLibre Inc.	MELI*
Merck & Co., Inc.	MRK *
Moderna, Inc.	MRNA *
NIKE, Inc.	NKE*
NVIDIA Corporation	NVDA*
Paypal Holdings, Inc.	PYPL*
Sanofi	SAN1 N
Spotify Technology S.A.	SPOT N
Tesla Motors, Inc.	TSLA*
Uber Technologies, Inc.	UBER*
Visa, Inc.	V*
Health Care Sector SPDR	XLV*

i)	Amazon.com, Inc. (AMZN *)

Stock Market where it is quoted

NASDAQ

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, computers, electronics and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Amazon also operates a cloud platform offering services globally.

Earnings Release | 1Q.2022
Banco Santander México
123

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	749.87	1,195.83	3,632,098.49
2018	1,169.47	2,039.51	5,724,928.02
2019	1,500.28	2,020.99	4,024,318.21
2020	1,676.61	3,531.45	5,005,233.48
2021	2,951.95	3,731.41	3,456,852.97
1st Sem. 2020	1,676.61	2,764.41	5,189,448.73
2nd Sem. 2020	2,878.70	3,531.45	4,823,020.57
1st Sem. 2021	2,951.95	3,505.44	3,595,496.43
2nd Sem. 2021	3,187.75	3,731.41	3,320,470.01
October 2021	3,189.78	3,446.74	3,321,242.68
November 2021	3,312.75	3,696.06	3,646,415.63
December 2021	3,334.34	3,523.29	2,988,674.35
January 2022	2,777.45	3,408.09	3,756,605.29
February 2022	2,776.91	3,228.27	4,762,232.00
March 2022	2,720.29	3,386.30	3,536,217.03

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
124

Quantitative examples that ilustrate possible gains or losses

AMZ209L DC244

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
-	0	$ -	$ -	$ 70.00
153.56	5	$ -	$ -	$ 70.00
307.13	10	$ -	$ -	$ 70.00
460.69	15	$ -	$ -	$ 70.00
614.25	20	$ -	$ -	$ 70.00
767.82	25	$ -	$ -	$ 70.00
921.38	30	$ -	$ -	$ 70.00
1,074.94	35	$ -	$ -	$ 70.00
1,228.50	40	$ -	$ -	$ 70.00
1,382.07	45	$ -	$ -	$ 70.00
1,535.63	50	$ -	$ -	$ 70.00
1,689.19	55	$ -	$ -	$ 70.00
1,842.76	60	$ -	$ -	$ 70.00
1,996.32	65	$ -	$ -	$ 75.00
2,149.88	70	$ -	$ -	$ 80.00
2,303.45	75	$ -	$ -	$ 85.00
2,457.01	80	$ -	$ -	$ 90.00
2,610.57	85	$ -	$ -	$ 95.00
2,764.13	90	$ 1.80	$ -	$ 101.80
2,917.70	95	$ 1.80	$ -	$ 101.80
3,071.26	100	$ -	$ 101.80	$ 101.80
3,224.82	105	$ -	$ 101.80	$ 101.80
3,378.39	110	$ -	$ 101.80	$ 101.80
3,531.95	115	$ -	$ 101.80	$ 101.80
3,685.51	120	$ -	$ 101.80	$ 101.80
3,839.08	125	$ -	$ 101.80	$ 101.80
3,992.64	130	$ -	$ 101.80	$ 101.80
4,146.20	135	$ -	$ 101.80	$ 101.80
4,299.76	140	$ -	$ 101.80	$ 101.80

Earnings Release | 1Q.2022
Banco Santander México
125

ii)	Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	87.81	191.19	14,977,632.62
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
October 2021	139.63	177.70	22,508,255.61
November 2021	127.53	170.17	20,418,110.57
December 2021	111.96	126.58	27,414,745.16
January 2022	111.79	137.41	24,584,001.94
February 2022	105.19	127.22	18,882,292.25
March 2022	76.76	117.24	49,536,563.74

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
126

Quantitative examples that ilustrate possible gains or losses

BAB204L DC046

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	Ps. 0.00
6.88	3.00	0.00	Ps. 3.00
18.35	8.00	0.00	Ps. 8.00
29.82	13.00	0.00	Ps . 13.00
41.28	18.00	0.00	Ps. 18.00
52.75	23.00	0.00	Ps. 23.00
64.22	28.00	0.00	Ps. 28.00
75.69	33.00	0.00	Ps. 33.00
87.15	38.00	0.00	Ps. 38.00
98.62	43.00	0.00	Ps. 43.00
110.09	48.00	0.00	Ps. 48.00
121.56	53.00	0.00	Ps. 53.00
133.02	58.00	0.00	Ps. 58.00
144.49	63.00	0.00	Ps. 63.00
155.96	68.00	0.00	Ps. 68.00
167.43	73.00	0.00	Ps. 73.00
178.89	78.00	0.00	Ps. 78.00
190.36	83.00	0.00	Ps. 83.00
201.83	88.00	0.00	Ps. 88.00
213.30	93.00	0.00	Ps. 93.00
224.76	98.00	0.00	Ps. 100.00
236.23	103.00	104.60	Ps. 104.60
247.70	108.00	104.60	Ps. 104.60
259.17	113.00	104.60	Ps. 104.60
270.63	118.00	104.60	Ps. 104.60
282.10	123.00	104.60	Ps. 104.60
293.57	128.00	104.60	Ps. 104.60
305.04	133.00	104.60	Ps. 104.60
316.50	138.00	104.60	Ps. 104.60

Earnings Release | 1Q.2022
Banco Santander México
127

BAB204L DC053

Observed Price	Market Price	Payment Rights
0	0.00	90.00
5	7.40	90.00
10	14.81	90.00
15	22.21	90.00
20	29.61	90.00
25	37.01	90.00
30	44.42	90.00
35	51.82	90.00
40	59.22	90.00
45	66.62	90.00
50	74.03	90.00
55	81.43	90.00
60	88.83	90.00
65	96.23	90.00
70	103.64	90.00
75	111.04	90.00
80	118.44	90.00
85	125.84	90.00
90	133.25	90.00
95	140.65	95.00
100	148.05	100.00
105	155.45	108.00
110	162.86	116.00
115	170.26	124.00
120	177.66	132.00
125	185.06	140.00
130.1	192.61	112.00
135	199.87	112.00
140	207.27	112.00
145	214.67	112.00
150	222.08	112.00
155	229.48	112.00

Earnings Release | 1Q.2022
Banco Santander México
128

BAB207R DC062

Payment rights under different scenarios of observed price
$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
0.00
25.00
50.00
75.00
100.00
125.00
150.00
175.00
Observed price

Observed Price	Market Price	Payment Rights
0.00	0.00	0.0000
5.00	6.57	5.0000
10.00	13.14	10.0000
15.00	19.71	15.0000
20.00	26.27	20.0000
25.00	32.84	25.0000
30.00	39.41	30.0000
35.00	45.98	35.0000
40.00	52.55	40.0000
45.00	59.12	45.0000
50.00	65.69	50.0000
55.00	72.25	55.0000
60.00	78.82	60.0000
65.00	85.39	65.0000
70.00	91.96	70.0000
75.00	98.53	75.0000
80.00	105.10	80.0000
85.00	111.66	85.0000
90.00	118.23	90.0000
95.00	124.80	95.0000
100.00	131.37	100.0000
102.00	134.00	103.0000
101.00	132.68	101.5000
103.00	135.31	104.5000
108.00	141.88	112.0000
113.01	148.46	119.5150
117.01	153.72	125.5150
118.01	155.03	127.0150
118.01	155.03	127.0150
129.00	169.47	143.5000
134.00	176.04	150.0250
139.00	182.60	150.0250
144.00	189.17	150.0250
149.00	195.74	150.0250
154.00	202.31	150.0250

Earnings Release | 1Q.2022
Banco Santander México
129

BAB302R DC063

Payment rights
under different scenarios of observed price
$150
$130
$110
$90
$70
$50
10.00
60.00
110.00
160.00
Observed Price

Observed Price	Market Price	Payment Rights
0.00	0.00	70.00
5.00	5.95	70.00
10.00	11.90	70.00
15.00	17.85	70.00
20.00	23.80	70.00
25.00	29.75	70.00
30.00	35.70	70.00
35.00	41.65	70.00
40.00	47.60	70.00
45.00	53.55	70.00
50.00	59.50	70.00
55.00	65.44	70.00
60.00	71.39	70.00
65.00	77.34	70.00
70.00	83.29	70.00
75.00	89.24	75.00
80.00	95.19	80.00
85.00	101.14	85.00
90.00	107.09	90.00
95.00	113.04	95.00
100.00	118.99	100.00
102.00	121.37	100.00
101.00	120.18	100.00
103.00	122.56	100.00
105.00	124.94	100.00
110.01	130.90	106.51
117.01	139.23	115.61
118.01	140.42	116.91
115.01	136.85	113.01
129.00	153.50	131.20
134.00	159.45	137.70
139.00	165.40	144.20
144.00	171.35	150.05
149.00	177.30	150.05
154.00	183.24	150.05

Earnings Release | 1Q.2022
Banco Santander México
130

iii)	The Boeing Company (BA*)

Stock Market where it is quoted

New York Stock Exchange

Description:

The Boeing Company and subsidiaries develop, produce and trade commercial jets, as well as provide related support services to the global airline industry. It also studies, develops, produces, modifies, and supports information, space and defense systems, including military aircraft, helicopters, and space and missile systems.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	155.68	297.90	3,285,889.52
2018	294.16	392.30	4,415,244.54
2019	310.90	440.62	5,294,491.25
2020	95.01	347.45	27,674,032.11
2021	188.19	269.19	11,872,953.56
1st Sem. 2020	95.01	347.45	30,977,849.81
2nd Sem. 2020	144.39	238.17	24,406,125.47
1st Sem. 2021	194.03	269.19	13,975,187.27
2nd Sem. 2021	188.19	239.73	9,804,995.40
October 2021	206.61	226.48	7,988,153.23
November 2021	197.85	233.09	11,724,679.50
December 2021	188.19	211.03	9,479,505.90
January 2022	189.75	225.96	10,434,882.77
February 2022	196.42	218.93	8,588,850.32
March 2022	169.17	197.81	10,550,241.77

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

Earnings Release | 1Q.2022
Banco Santander México
131

BAG204L DC008

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
7.52	3.00	Ps. 0.00	Ps. 3.00
20.04	8.00	Ps. 0.00	Ps. 8.00
32.57	13.00	Ps. 0.00	Ps. 13.00
45.09	18.00	Ps. 0.00	Ps. 18.00
57.62	23.00	Ps. 0.00	Ps. 23.00
70.15	28.00	Ps. 0.00	Ps. 28.00
82.67	33.00	Ps. 0.00	Ps. 33.00
95.20	38.00	Ps. 0.00	Ps. 38.00
107.72	43.00	Ps. 0.00	Ps. 43.00
120.25	48.00	Ps. 0.00	Ps. 48.00
132.78	53.00	Ps. 0.00	Ps. 53.00
145.30	58.00	Ps. 0.00	Ps. 58.00
157.83	63.00	Ps. 0.00	Ps. 63.00
170.35	68.00	Ps. 0.00	Ps. 68.00
182.88	73.00	Ps. 0.00	Ps. 73.00
195.41	78.00	Ps. 0.00	Ps. 78.00
207.93	83.00	Ps. 0.00	Ps. 83.00
220.46	88.00	Ps. 0.00	Ps. 88.00
232.98	93.00	Ps. 0.00	Ps. 93.00
245.51	98.00	Ps. 0.00	Ps. 100.00
258.04	103.00	Ps. 106.30	Ps. 106.30
270.56	108.00	Ps. 106.30	Ps. 106.30
283.09	113.00	Ps. 106.30	Ps. 106.30
295.61	118.00	Ps. 106.30	Ps. 106.30
308.14	123.00	Ps. 106.30	Ps. 106.30
320.67	128.00	Ps. 106.30	Ps. 106.30
333.19	133.00	Ps. 106.30	Ps. 106.30
345.72	138.00	Ps. 106.30	Ps. 106.30

Earnings Release | 1Q.2022
Banco Santander México
132

iv)	Bank of America Corporation (BAC*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Bank of America Corporation operates as a financial holding company. The Company offers saving accounts, deposits, mortgage and construction loans, cash and wealth management, certificates of deposit, investment funds, credit and debit cards, insurance, mobile, and online banking services. Bank of America serves customers worldwide.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	22.05	29.88	78,476,245.94
2018	22.73	32.84	68,310,420.99
2019	24.56	35.52	55,567,212.10
2020	18.08	35.64	68,045,523.02
2021	29.65	48.37	49,099,848.86
1st Sem. 2020	18.08	35.64	78,483,890.35
2nd Sem. 2020	22.77	30.31	57,720,616.22
1st Sem. 2021	29.65	43.27	50,969,724.96
2nd Sem. 2021	36.93	48.37	47,260,459.87
October 2021	43.08	47.96	43,305,385.19
November 2021	44.47	48.37	43,587,423.27
December 2021	43.16	45.00	52,827,058.39
January 2022	44.49	49.21	59,858,852.65
February 2022	43.60	49.38	51,253,239.21
March 2022	38.34	44.18	57,382,672.06

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
133

Quantitative examples that ilustrate possible gains or losses

BAC212L DC014

Market Price	Observed Price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
-	0	$ -	$ -	$ 70.00
2.22	5	$ -	$ -	$ 70.00
4.45	10	$ -	$ -	$ 70.00
6.67	15	$ -	$ -	$ 70.00
8.89	20	$ -	$ -	$ 70.00
11.12	25	$ -	$ -	$ 70.00
13.34	30	$ -	$ -	$ 70.00
15.56	35	$ -	$ -	$ 70.00
17.79	40	$ -	$ -	$ 70.00
20.01	45	$ -	$ -	$ 70.00
22.24	50	$ -	$ -	$ 70.00
24.46	55	$ -	$ -	$ 70.00
26.68	60	$ -	$ -	$ 70.00
28.91	65	$ -	$ -	$ 75.00
31.13	70	$ -	$ -	$ 80.00
33.35	75	$ -	$ -	$ 85.00
35.58	80	$ -	$ -	$ 90.00
37.80	85	$ -	$ -	$ 95.00
40.02	90	$ 2.60	$ -	$ 102.60
42.25	95	$ 2.60	$ -	$ 102.60
44.47	100	$ -	$ 102.60	$ 102.60
46.69	105	$ -	$ 102.60	$ 102.60
48.92	110	$ -	$ 102.60	$ 102.60
51.14	115	$ -	$ 102.60	$ 102.60
53.36	120	$ -	$ 102.60	$ 102.60
55.59	125	$ -	$ 102.60	$ 102.60
57.81	130	$ -	$ 102.60	$ 102.60
60.03	135	$ -	$ 102.60	$ 102.60
62.26	140	$ -	$ 102.60	$ 102.60

Earnings Release | 1Q.2022
Banco Santander México
134

v)	Citigroup Inc. (C*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	55.68	77.10	16,771,203.04
2018	49.26	80.08	17,852,862.74
2019	52.06	79.89	14,216,038.53
2020	35.39	81.91	24,743,131.57
2021	57.99	79.86	20,081,077.40
1st Sem. 2020	35.39	81.91	26,826,194.27
2nd Sem. 2020	41.13	61.66	22,682,710.86
1st Sem. 2021	57.99	79.86	20,418,131.46
2nd Sem. 2021	58.28	74.30	19,749,518.78
October 2021	69.16	72.53	18,355,723.03
November 2021	63.70	69.61	20,484,621.43
December 2021	58.28	63.81	25,417,109.29
January 2022	60.39	67.78	27,424,830.94
February 2022	59.23	67.84	24,036,390.18
March 2022	53.40	59.56	32,157,960.26

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
135

Quantitative examples that ilustrate possible gains or losses

CTI308L DC012

Payment rights under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Observed Price	Market Price	Payment Rights
0.00	0.00	90.00
5.00	5.63	90.00
10.00	11.26	90.00
15.00	16.89	90.00
20.00	22.52	90.00
25.00	28.15	90.00
30.00	33.78	90.00
35.00	29.28	90.00
40.00	45.04	90.00
45.00	50.67	90.00
50.00	56.31	90.00
55.00	61.94	90.00
60.00	67.57	90.00
65.00	73.20	90.00
70.00	78.83	90.00
75.00	84.46	90.00
80.00	90.09	90.00
85.00	95.72	90.00
90.00	101.35	90.00
95.00	106.98	95.00
100.00	112.61	100.00
102.00	114.86	100.00
101.00	113.74	100.00
105.00	118.24	103.45
110.00	123.87	109.20
115.01	129.51	114.96
117.01	131.76	117.26
118.01	132.89	108.00
120.01	135.14	108.00
125.01	140.77	108.00
130.01	146.40	108.00

Earnings Release | 1Q.2022
Banco Santander México
136

vi)	Facebook Inc. (FB*)

Stock Market where it is quoted

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
October 2021	312.22	343.01	27,027,287.00
November 2021	324.46	347.56	21,391,469.03
December 2021	306.84	346.22	20,783,477.48
January 2022	294.63	338.54	20,461,549.13
February 2022	198.45	323.00	56,631,368.68
March 2022	186.63	229.86	33,913,083.55

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
137

Quantitative examples that ilustrate possible gains or losses

FBK209L DC097

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
-	0	$ -	$ -	$ 70.00
18.97	5	$ -	$ -	$ 70.00
37.94	10	$ -	$ -	$ 70.00
56.91	15	$ -	$ -	$ 70.00
75.88	20	$ -	$ -	$ 70.00
94.85	25	$ -	$ -	$ 70.00
113.81	30	$ -	$ -	$ 70.00
132.78	35	$ -	$ -	$ 70.00
151.75	40	$ -	$ -	$ 70.00
170.72	45	$ -	$ -	$ 70.00
189.69	50	$ -	$ -	$ 70.00
208.66	55	$ -	$ -	$ 70.00
227.63	60	$ -	$ -	$ 70.00
246.60	65	$ -	$ -	$ 70.00
265.57	70	$ -	$ -	$ 75.00
284.54	75	$ -	$ -	$ 80.00
303.50	80	$ -	$ -	$ 85.00
322.47	85	$ -	$ -	$ 90.00
341.44	90	$ -	$ -	$ 95.00
360.41	95	$ 2.92	$ -	$ 102.92
379.38	100	$ -	$ 102.92	$ 102.92
398.35	105	$ -	$ 102.92	$ 102.92
417.32	110	$ -	$ 102.92	$ 102.92
436.29	115	$ -	$ 102.92	$ 102.92
455.26	120	$ -	$ 102.92	$ 102.92
474.23	125	$ -	$ 102.92	$ 102.92
493.19	130	$ -	$ 102.92	$ 102.92
512.16	135	$ -	$ 102.92	$ 102.92
531.13	140	$ -	$ 102.92	$ 102.92

Earnings Release | 1Q.2022
Banco Santander México
138

vii)	iShares Global Energy ETF (ICLN*)

Stock Market where it is quoted

Nasdaq

Description:

iShares Global Energy ETF is a US-incorporated exchange-traded fund that tracks the performance of the S&P Global Clean Energy Index. It has stocks in energy, industrials, technology, and services that can be classified predominantly as mid-cap. Weight these stocks using a Market Cap Methodology.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	7.88	9.33	64,195.85
2018	7.91	10.02	93,846.90
2019	8.25	11.81	240,577.25
2020	8.33	28.29	1,965,204.20
2021	20.44	33.41	5,869,304.69
1st Sem. 2020	8.33	14.24	830,723.70
2nd Sem. 2020	12.68	28.29	3,087,353.40
1st Sem. 2021	20.71	33.41	7,286,181.35
2nd Sem. 2021	20.44	25.79	4,475,529.29
October 2021	21.20	25.31	4,600,816.13
November 2021	23.49	25.79	5,096,107.50
December 2021	20.44	23.00	6,463,563.61
January 2022	17.60	21.34	6,841,714.52
February 2022	17.57	20.71	5,908,748.36
March 2022	19.42	21.52	6,258,438.58

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
139

Quantitative examples that ilustrate possible gains or losses

ICL211R DC003

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	1.16	Ps. 90.00
10.00	2.32	Ps. 90.00
15.00	3.49	Ps. 90.00
20.00	4.65	Ps. 90.00
25.00	5.81	Ps. 90.00
30.00	6.97	Ps. 90.00
35.00	8.13	Ps. 90.00
40.00	9.30	Ps. 90.00
45.00	10.46	Ps. 90.00
50.00	11.62	Ps. 90.00
55.00	12.78	Ps. 90.00
60.00	13.94	Ps. 90.00
65.00	15.11	Ps. 90.00
70.00	16.27	Ps. 90.00
75.00	17.43	Ps. 90.00
80.00	18.59	Ps. 90.00
85.00	19.75	Ps. 90.00
89.00	20.68	Ps. 90.00
95.00	22.08	Ps. 95.00
100.00	23.24	Ps. 100.00
101.00	23.47	Ps. 100.00
102.00	23.70	Ps. 100.00
102.50	23.82	Ps. 100.00
103.00	23.94	Ps. 100.68
110.00	25.56	Ps. 110.20
111.00	25.80	Ps. 111.56
116.01	26.96	Ps. 118.37
132.01	30.68	Ps. 140.13
132.50	30.79	Ps. 114.00
133.01	30.91	Ps. 114.00
134.01	31.14	Ps. 114.00
135.01	31.38	Ps. 114.00

Earnings Release | 1Q.2022
Banco Santander México
140

ICL212L DC010

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	$ 0.00	$ 0.00
1.13	5.00	$ 0.00	$ 5.00
2.27	10.00	$ 0.00	$ 10.00
3.40	15.00	$ 0.00	$ 15.00
4.53	20.00	$ 0.00	$ 20.00
5.67	25.00	$ 0.00	$ 25.00
6.80	30.00	$ 0.00	$ 30.00
7.93	35.00	$ 0.00	$ 35.00
9.06	40.00	$ 0.00	$ 40.00
10.20	45.00	$ 0.00	$ 45.00
11.33	50.00	$ 0.00	$ 50.00
12.46	55.00	$ 0.00	$ 55.00
13.60	60.00	$ 0.00	$ 60.00
14.28	63.00	$ 0.00	$ 63.00
14.45	63.75	$ 0.00	$100.00
14.50	64.00	$ 0.00	$100.00
15.64	69.00	$ 0.00	$100.00
16.77	74.00	$ 0.00	$100.00
17.90	79.00	$ 0.00	$100.00
19.03	84.00	$ 0.00	$100.00
20.17	89.00	$ 0.00	$100.00
21.30	94.00	$ 0.00	$100.00
22.43	99.00	$ 0.00	$100.00
22.66	100.00	$103.00	$103.00
23.79	105.00	$103.00	$103.00
24.93	110.00	$103.00	$103.00
26.06	115.00	$103.00	$103.00
27.19	120.00	$103.00	$103.00
28.33	125.00	$103.00	$103.00

Earnings Release | 1Q.2022
Banco Santander México
141

viii)	Johnson & Johnson (JNJ*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The Company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	111.76	143.62	5,874,280.13
2018	119.40	148.14	7,893,687.78
2019	125.72	146.44	7,296,323.97
2020	111.14	157.38	8,030,084.06
2021	153.07	179.47	7,365,976.77
1st Sem. 2020	111.14	155.51	9,664,229.77
2nd Sem. 2020	137.11	157.38	6,413,700.80
1st Sem. 2021	153.07	171.07	7,914,446.33
2nd Sem. 2021	155.93	179.47	6,826,449.65
October 2021	157.69	165.75	6,504,955.87
November 2021	155.93	165.59	8,407,980.20
December 2021	157.09	173.01	7,825,588.03
January 2022	162.97	173.95	7,953,945.71
February 2022	158.14	172.77	8,414,377.71
March 2022	164.00	179.59	7,752,529.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
142

Quantitative examples that ilustrate possible gains or losses

JNJ210R DC005

Observed price	Market price	Payment rights
0.00	0.00	100.00
5.00	8.01	100.00
10.00	16.01	100.00
15.00	24.02	100.00
20.00	32.02	100.00
25.00	40.03	100.00
30.00	48.03	100.00
35.00	56.04	100.00
40.00	64.04	100.00
45.00	72.05	100.00
50.00	80.06	100.00
55.00	88.06	100.00
60.00	96.07	100.00
65.00	104.07	100.00
70.00	112.08	100.00
75.00	120.08	100.00
80.00	128.09	100.00
85.00	136.09	100.00
90.00	144.10	100.00
95.00	152.10	100.00
100.00	160.11	100.00
105.00	168.12	105.00
110.00	176.12	110.00
115.00	184.13	115.00
118.00	188.93	118.00
118.75	190.13	118.75
118.80	190.21	106.00
135.00	216.15	106.00
140.00	224.15	106.00
145.00	232.16	106.00
150.00	240.17	106.00
155.00	248.17	106.00

Earnings Release | 1Q.2022
Banco Santander México
143

ix)	MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

Nasdaq

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	156.14	329.28	654,072.62
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2021	1,052.95	1,984.34	483,877.44
1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
2nd Sem. 2021	1,052.95	1,953.83	455,937.35
October 2021	1,459.32	1,667.60	395,328.39
November 2021	1,188.41	1,709.98	667,182.57
December 2021	1,052.95	1,356.46	749,305.06
January 2022	975.64	1,348.40	769,541.87
February 2022	887.86	1,170.30	806,690.82
March 2022	882.47	1,256.50	653,424.48

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
144

Quantitative examples that ilustrate possible gains or losses

MLI209L DC006

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	$0.00	$ 0.00	$ 70.00
93.37	5.00	$0.00	$ 0.00	$ 70.00
186.75	10.00	$0.00	$ 0.00	$ 70.00
280.12	15.00	$0.00	$ 0.00	$ 70.00
373.49	20.00	$0.00	$ 0.00	$ 70.00
466.86	25.00	$0.00	$ 0.00	$ 70.00
560.24	30.00	$0.00	$ 0.00	$ 70.00
653.61	35.00	$0.00	$ 0.00	$ 70.00
746.98	40.00	$0.00	$ 0.00	$ 70.00
840.35	45.00	$0.00	$ 0.00	$ 70.00
933.73	50.00	$0.00	$ 0.00	$ 70.00
1027.10	55.00	$0.00	$ 0.00	$ 70.00
1120.47	60.00	$0.00	$ 0.00	$ 70.00
1213.84	65.00	$0.00	$ 0.00	$ 70.00
1307.22	70.00	$0.00	$ 0.00	$ 75.00
1400.59	75.00	$0.00	$ 0.00	$ 80.00
1493.96	80.00	$0.00	$ 0.00	$ 85.00
1587.33	85.00	$0.00	$ 0.00	$ 90.00
1680.71	90.00	$0.00	$ 0.00	$ 95.00
1774.08	95.00	$3.58	$ 0.00	$103.58
1867.45	100.00	$0.00	$103.58	$103.58
1960.82	105.00	$0.00	$103.58	$103.58
2054.20	110.00	$0.00	$103.58	$103.58
2147.57	115.00	$0.00	$103.58	$103.58
2240.94	120.00	$0.00	$103.58	$103.58
2334.31	125.00	$0.00	$103.58	$103.58
2427.69	130.00	$0.00	$103.58	$103.58
2521.06	135.00	$0.00	$103.58	$103.58
2614.43	140.00	$0.00	$103.58	$103.58

Earnings Release | 1Q.2022
Banco Santander México
145

MLI212L DC014

Market price	Observed price	Exercise dates 1 to 11	Exercise date 12
0.00	0.00	$ 0.00	$ 0.00
60.52	5.00	$ 0.00	$ 5.00
121.04	10.00	$ 0.00	$ 10.00
181.56	15.00	$ 0.00	$ 15.00
242.08	20.00	$ 0.00	$ 20.00
302.60	25.00	$ 0.00	$ 25.00
363.12	30.00	$ 0.00	$ 30.00
423.64	35.00	$ 0.00	$ 35.00
484.16	40.00	$ 0.00	$ 40.00
544.68	45.00	$ 0.00	$ 45.00
605.20	50.00	$ 0.00	$ 50.00
665.72	55.00	$ 0.00	$ 55.00
726.24	60.00	$ 0.00	$ 60.00
762.55	63.00	$ 0.00	$ 63.00
771.63	63.75	$ 0.00	$ 63.75
774.66	64.00	$ 0.00	$ 64.00
835.18	69.00	$ 0.00	$ 69.00
895.70	74.00	$ 0.00	$ 74.00
956.22	79.00	$ 0.00	$ 79.00
1125.55	92.99	$ 0.00	$ 92.99
1125.67	93.00	$ 0.00	$100.00
1149.88	95.00	$ 0.00	$100.00
1210.28	99.99	$ 0.00	$100.00
1210.40	100.00	$102.15	$102.15
1270.92	105.00	$102.15	$102.15
1331.44	110.00	$102.15	$102.15
1391.96	115.00	$102.15	$102.15
1452.48	120.00	$102.15	$102.15
1815.60	150.00	$102.15	$102.15

Earnings Release | 1Q.2022
Banco Santander México
146

x)	Merck & Co., Inc. (MRK*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Merck & Co., Inc. is a global health care company that delivers health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures. The Company has operations in pharmaceutical, animal health, and consumer care.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	51.59	63.49	9,820,436.68
2018	50.79	75.65	11,305,664.85
2019	69.53	87.48	10,040,305.85
2020	63.31	87.76	10,179,675.06
2021	68.82	90.54	13,430,064.92
1st Sem. 2020	63.31	87.76	12,207,767.83
2nd Sem. 2020	71.71	82.89	8,173,626.78
1st Sem. 2021	68.82	81.05	12,757,592.20
2nd Sem. 2021	71.68	90.54	14,091,573.41
October 2021	77.15	88.05	23,477,463.13
November 2021	74.89	90.54	16,245,786.87
December 2021	72.28	77.14	13,841,955.68
January 2022	76.64	82.37	13,295,046.42
February 2022	73.51	82.01	12,255,061.54
March 2022	76.34	82.40	10,827,467.32

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
147

Quantitative examples that ilustrate possible gains or losses

MRK301L DC004

Payment rights under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 8
Excercise dates 1 to 8
Excercise date 9

Market price	Observed price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
-	0	$ 0.8340	$ -	$ 0.8340
4.06	5	$ 0.8340	$ -	$ 5.8340
8.12	10	$ 0.8340	$ -	$ 10.8340
12.18	15	$ 0.8340	$ -	$ 15.8340
16.24	20	$ 0.8340	$ -	$ 20.8340
20.30	25	$ 0.8340	$ -	$ 25.8340
24.36	30	$ 0.8340	$ -	$ 30.8340
28.42	35	$ 0.8340	$ -	$ 35.8340
32.48	40	$ 0.8340	$ -	$ 40.8340
36.54	45	$ 0.8340	$ -	$ 45.8340
40.60	50	$ 0.8340	$ -	$ 50.8340
44.66	55	$ 0.8340	$ -	$ 55.8340
48.72	60	$ 0.8340	$ -	$ 60.8340
52.78	65	$ 0.8340	$ -	$ 65.8340
56.84	70	$ 0.8340	$ -	$ 70.8340
60.90	75	$ 0.8340	$ -	$ 75.8340
64.96	80	$ 0.8340	$ -	$ 80.8340
69.02	85	$ 0.8340	$ -	$ 100.8340
73.08	90	$ 0.8340	$ -	$ 100.8340
77.14	95	$ 0.8340	$ -	$ 100.8340
81.20	100	$ -	$ 100.8340	$ 100.8340
85.26	105	$ -	$ 100.8340	$ 100.8340
89.32	110	$ -	$ 100.8340	$ 100.8340
93.38	115	$ -	$ 100.8340	$ 100.8340
97.44	120	$ -	$ 100.8340	$ 100.8340
101.50	125	$ -	$ 100.8340	$ 100.8340
105.56	130	$ -	$ 100.8340	$ 100.8340
109.62	135	$ -	$ 100.8340	$ 100.8340
113.68	140	$ -	$ 100.8340	$ 100.8340

Earnings Release | 1Q.2022
Banco Santander México
148

MRK301L DC005

Payment rights
under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 8
Excercise dates 1 to 8
Excercise date 9

Market price	Observed price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
-	0	$ 0.8340	$ -	$ 0.8340
4.07	5	$ 0.8340	$ -	$ 5.8340
8.13	10	$ 0.8340	$ -	$ 10.8340
12.20	15	$ 0.8340	$ -	$ 15.8340
16.26	20	$ 0.8340	$ -	$ 20.8340
20.33	25	$ 0.8340	$ -	$ 25.8340
24.40	30	$ 0.8340	$ -	$ 30.8340
28.46	35	$ 0.8340	$ -	$ 35.8340
32.53	40	$ 0.8340	$ -	$ 40.8340
36.59	45	$ 0.8340	$ -	$ 45.8340
40.66	50	$ 0.8340	$ -	$ 50.8340
44.73	55	$ 0.8340	$ -	$ 55.8340
48.79	60	$ 0.8340	$ -	$ 60.8340
52.86	65	$ 0.8340	$ -	$ 65.8340
56.92	70	$ 0.8340	$ -	$ 70.8340
60.99	75	$ 0.8340	$ -	$ 75.8340
65.06	80	$ 0.8340	$ -	$ 80.8340
69.12	85	$ 0.8340	$ -	$ 100.8340
73.19	90	$ 0.8340	$ -	$ 100.8340
77.25	95	$ 0.8340	$ -	$ 100.8340
81.32	100	$ -	$ 100.8340	$ 100.8340
85.39	105	$ -	$ 100.8340	$ 100.8340
89.45	110	$ -	$ 100.8340	$ 100.8340
93.52	115	$ -	$ 100.8340	$ 100.8340
97.58	120	$ -	$ 100.8340	$ 100.8340
101.65	125	$ -	$ 100.8340	$ 100.8340
105.72	130	$ -	$ 100.8340	$ 100.8340
109.78	135	$ -	$ 100.8340	$ 100.8340
113.85	140	$ -	$ 100.8340	$ 100.8340

Earnings Release | 1Q.2022
Banco Santander México
149

xi)	Moderna, Inc. (MRNA*)

Stock Market where it is quoted

Nasdaq

Description:

Moderna, Inc. operates as a clinical stage biotechnology company. The Company focuses on the discovery and development of messenger RNA therapeutics and vaccines. Moderna develops mRNA medicines for infectious, immuno-oncology, and cardiovascular diseases.

Historical Evolution:

Comparison base: December 6th, 2018

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N.A.	N.A.
2018	13.52	N.A.	N.A.
2019	12.26	28.34	1,657,378.96
2020	17.78	169.86	17,616,678.20
2021	104.47	484.47	13,525,496.27
1st Sem. 2020	17.78	80.00	15,931,336.03
2nd Sem. 2020	54.34	169.86	19,283,701.43
1st Sem. 2021	104.47	234.98	10,990,681.32
2nd Sem. 2021	221.90	484.47	16,018,982.71
October 2021	302.42	349.56	12,543,259.68
November 2021	225.82	368.51	18,804,680.07
December 2021	241.44	310.61	11,537,858.16
January 2022	148.62	253.98	9,408,564.13
February 2022	135.73	172.74	6,883,997.18
March 2022	126.46	186.72	8,076,231.13

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
150

Quantitative examples that ilustrate possible gains or losses

MRN211L DC007

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
Observed price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	$0.00	$ 0.00	$ 70.00
17.40	5.00	$0.00	$ 0.00	$ 70.00
34.79	10.00	$0.00	$ 0.00	$ 70.00
52.19	15.00	$0.00	$ 0.00	$ 70.00
69.58	20.00	$0.00	$ 0.00	$ 70.00
86.98	25.00	$0.00	$ 0.00	$ 70.00
104.38	30.00	$0.00	$ 0.00	$ 70.00
121.77	35.00	$0.00	$ 0.00	$ 70.00
139.17	40.00	$0.00	$ 0.00	$ 70.00
156.56	45.00	$0.00	$ 0.00	$ 70.00
173.96	50.00	$0.00	$ 0.00	$ 70.00
191.36	55.00	$0.00	$ 0.00	$ 70.00
208.75	60.00	$0.00	$ 0.00	$ 70.00
226.15	65.00	$0.00	$ 0.00	$ 75.00
243.54	70.00	$0.00	$ 0.00	$ 80.00
260.94	75.00	$0.00	$ 0.00	$ 85.00
278.34	80.00	$0.00	$ 0.00	$ 90.00
295.73	85.00	$0.00	$ 0.00	$ 95.00
313.13	90.00	$5.50	$ 0.00	$105.50
330.52	95.00	$5.50	$ 0.00	$105.50
347.92	100.00	$0.00	$105.50	$105.50
365.32	105.00	$0.00	$105.50	$105.50
382.71	110.00	$0.00	$105.50	$105.50
400.11	115.00	$0.00	$105.50	$105.50
417.50	120.00	$0.00	$105.50	$105.50
434.90	125.00	$0.00	$105.50	$105.50
452.30	130.00	$0.00	$105.50	$105.50
469.69	135.00	$0.00	$105.50	$105.50
487.09	140.00	$0.00	$105.50	$105.50

Earnings Release | 1Q.2022
Banco Santander México
151

xii)	NIKE, Inc. (NKE*)

Stock Market where it is quoted

New York Stock Exchange

Description:

NIKE, Inc. designs, develops, and markets athletic footwear, apparel, equipment, and accessory products for men, women, and children. The Company sells its products worldwide to retail stores, through its own stores, subsidiaries, and distributors.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	50.83	64.81	9,949,624.24
2018	62.49	85.55	7,654,243.20
2019	72.75	101.57	6,505,871.96
2020	62.80	144.02	7,365,077.83
2021	127.11	177.51	6,567,032.94
1st Sem. 2020	62.80	104.58	8,749,877.63
2nd Sem. 2020	95.65	144.02	5,995,330.19
1st Sem. 2021	127.11	155.95	7,196,588.82
2nd Sem. 2021	145.23	177.51	5,947,741.57
October 2021	147.06	167.29	6,356,708.23
November 2021	166.33	177.51	5,535,641.70
December 2021	156.98	171.29	5,480,967.55
January 2022	142.73	166.67	6,216,383.84
February 2022	136.55	148.71	5,851,280.82
March 2022	117.57	139.14	8,396,649.71

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
152

Quantitative examples that ilustrate possible gains or losses

NKE209L DC020

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
-	0	$ -	$ -	$ 85.00
6.60	5	$ -	$ -	$ 85.00
13.21	10	$ -	$ -	$ 85.00
19.81	15	$ -	$ -	$ 85.00
26.42	20	$ -	$ -	$ 85.00
33.02	25	$ -	$ -	$ 85.00
39.62	30	$ -	$ -	$ 85.00
46.23	35	$ -	$ -	$ 85.00
52.83	40	$ -	$ -	$ 85.00
59.44	45	$ -	$ -	$ 85.00
66.04	50	$ -	$ -	$ 85.00
72.64	55	$ -	$ -	$ 85.00
79.25	60	$ -	$ -	$ 85.00
85.85	65	$ -	$ -	$ 85.00
92.46	70	$ -	$ -	$ 85.00
99.06	75	$ -	$ -	$ 85.00
105.66	80	$ -	$ -	$ 85.00
112.27	85	$ -	$ -	$ 90.00
118.87	90	$ -	$ -	$ 95.00
125.48	95	$ 1.38	$ -	$ 101.38
132.08	100	$ -	$ 101.38	$ 101.38
138.68	105	$ -	$ 101.38	$ 101.38
145.29	110	$ -	$ 101.38	$ 101.38
151.89	115	$ -	$ 101.38	$ 101.38
158.50	120	$ -	$ 101.38	$ 101.38
165.10	125	$ -	$ 101.38	$ 101.38
171.70	130	$ -	$ 101.38	$ 101.38
178.31	135	$ -	$ 101.38	$ 101.38
184.91	140	$ -	$ 101.38	$ 101.38

Earnings Release | 1Q.2022
Banco Santander México
153

xiii)	NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

Nasdaq

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	23.87	54.24	69,256,317.33
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2021	115.93	333.76	36,020,525.87
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
2nd Sem. 2021	181.61	333.76	36,054,088.63
October 2021	197.32	255.67	23,526,803.35
November 2021	258.27	333.76	51,362,775.80
December 2021	277.19	324.27	50,294,889.97
January 2022	219.44	301.21	50,807,999.84
February 2022	223.87	267.05	56,815,173.50
March 2022	213.30	286.56	51,171,297.71

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
154

Quantitative examples that ilustrate possible gains or losses

NVD206L DC128

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	$0.92	$0.00	$14.92
15.10	5.00	$0.92	$0.00	$19.92
30.20	10.00	$0.92	$0.00	$24.92
45.30	15.00	$0.92	$0.00	$29.92
60.40	20.00	$0.92	$0.00	$34.92
75.50	25.00	$0.92	$0.00	$39.92
90.59	30.00	$0.92	$0.00	$44.92
105.69	35.00	$0.92	$0.00	$49.92
120.79	40.00	$0.92	$0.00	$54.92
135.89	45.00	$0.92	$0.00	$59.92
150.99	50.00	$0.92	$0.00	$64.92
166.09	55.00	$0.92	$0.00	$69.92
181.19	60.00	$0.92	$0.00	$74.92
196.29	65.00	$0.92	$0.00	$79.92
211.39	70.00	$0.92	$0.00	$84.92
226.49	75.00	$0.92	$0.00	$89.92
241.58	80.00	$0.92	$0.00	$94.92
256.68	85.00	$0.92	$0.00	$99.92
271.78	90.00	$0.92	$0.00	$100.92
286.88	95.00	$0.92	$0.00	$100.92
301.98	100.00	$0.00	$100.92	$100.92
317.08	105.00	$0.00	$100.92	$100.92
332.18	110.00	$0.00	$100.92	$100.92
347.28	115.00	$0.00	$100.92	$100.92
362.38	120.00	$0.00	$100.92	$100.92
377.48	125.00	$0.00	$100.92	$100.92
392.57	130.00	$0.00	$100.92	$100.92
407.67	135.00	$0.00	$100.92	$100.92
422.77	140.00	$0.00	$100.92	$100.92

Earnings Release | 1Q.2022
Banco Santander México
155

NVD210L DC124

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
50
100
150
Observed Price
Observation dates 1 to 3
Excercise dates 1 to 3
Excercise date 4

Market Price	Observed Price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	$0.00	$0.00	$70.00
11.35	5.00	$0.00	$0.00	$70.00
22.69	10.00	$0.00	$0.00	$70.00
34.04	15.00	$0.00	$0.00	$70.00
45.38	20.00	$0.00	$0.00	$70.00
56.73	25.00	$0.00	$0.00	$70.00
68.08	30.00	$0.00	$0.00	$70.00
79.42	35.00	$0.00	$0.00	$70.00
90.77	40.00	$0.00	$0.00	$70.00
102.11	45.00	$0.00	$0.00	$70.00
113.46	50.00	$0.00	$0.00	$70.00
124.81	55.00	$0.00	$0.00	$70.00
136.15	60.00	$0.00	$0.00	$70.00
147.50	65.00	$0.00	$0.00	$75.00
158.84	70.00	$0.00	$0.00	$80.00
170.19	75.00	$0.00	$0.00	$85.00
181.54	80.00	$0.00	$0.00	$90.00
192.88	85.00	$0.00	$0.00	$95.00
204.23	90.00	$3.46	$0.00	$103.46
215.57	95.00	$3.46	$0.00	$103.46
226.92	100.00	$0.00	$103.46	$103.46
238.27	105.00	$0.00	$103.46	$103.46
249.61	110.00	$0.00	$103.46	$103.46
260.96	115.00	$0.00	$103.46	$103.46
272.30	120.00	$0.00	$103.46	$103.46
283.65	125.00	$0.00	$103.46	$103.46
295.00	130.00	$0.00	$103.46	$103.46
306.34	135.00	$0.00	$103.46	$103.46
317.69	140.00	$0.00	$103.46	$103.46

Earnings Release | 1Q.2022
Banco Santander México
156

NVD212L DC129

Market Price	Observed Price	Exercise dates 1 to 11	Exercise date 12
0.00	0.00	$0.00	$0.00
15.23	5.00	$0.00	$5.00
30.46	10.00	$0.00	$10.00
45.69	15.00	$0.00	$15.00
60.92	20.00	$0.00	$20.00
76.15	25.00	$0.00	$25.00
91.38	30.00	$0.00	$30.00
106.61	35.00	$0.00	$35.00
121.84	40.00	$0.00	$40.00
137.07	45.00	$0.00	$45.00
152.30	50.00	$0.00	$50.00
167.52	55.00	$0.00	$55.00
182.75	60.00	$0.00	$60.00
191.89	63.00	$0.00	$63.00
194.18	63.75	$0.00	$63.75
194.94	64.00	$0.00	$64.00
210.17	69.00	$0.00	$69.00
225.40	74.00	$0.00	$74.00
240.63	79.00	$0.00	$79.00
283.24	92.99	$0.00	$92.99
283.27	93.00	$0.00	$100.00
289.36	95.00	$0.00	$100.00
304.56	99.99	$0.00	$100.00
304.59	100.00	$102.30	$102.30
319.82	105.00	$102.30	$102.30
335.05	110.00	$102.30	$102.30
350.28	115.00	$102.30	$102.30
365.51	120.00	$102.30	$102.30
456.89	150.00	$102.30	$102.30

Earnings Release | 1Q.2022
Banco Santander México
157

NVD307L DC130

Market Price	Observed Price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
-	0	$ -	$ -	$ 18.00
13.70	5	$ -	$ -	$ 23.00
27.40	10	$ -	$ -	$ 28.00
41.10	15	$ -	$ -	$ 33.00
54.80	20	$ -	$ -	$ 38.00
68.50	25	$ -	$ -	$ 43.00
82.20	30	$ -	$ -	$ 48.00
95.90	35	$ -	$ -	$ 53.00
109.60	40	$ -	$ -	$ 58.00
123.30	45	$ -	$ -	$ 63.00
137.00	50	$ -	$ -	$ 68.00
150.70	55	$ -	$ -	$ 73.00
164.40	60	$ -	$ -	$ 78.00
178.10	65	$ -	$ -	$ 83.00
191.80	70	$ -	$ -	$ 88.00
205.50	75	$ -	$ -	$ 93.00
219.20	80	$ -	$ -	$ 98.00
232.90	85	$ 2.50	$ -	$ 102.50
246.60	90	$ 2.50	$ -	$ 102.50
260.30	95	$ 2.50	$ -	$ 102.50
274.00	100	$ -	$ 102.50	$ 102.50
287.70	105	$ -	$ 102.50	$ 102.50
301.40	110	$ -	$ 102.50	$ 102.50
315.10	115	$ -	$ 102.50	$ 102.50
328.80	120	$ -	$ 102.50	$ 102.50
342.50	125	$ -	$ 102.50	$ 102.50
356.20	130	$ -	$ 102.50	$ 102.50
369.90	135	$ -	$ 102.50	$ 102.50
383.60	140	$ -	$ 102.50	$ 102.50

Earnings Release | 1Q.2022
Banco Santander México
158

NVD208L DC132

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
-	0	$ -	$ -	$ 70.00
10.97	5	$ -	$ -	$ 70.00
21.94	10	$ -	$ -	$ 70.00
32.92	15	$ -	$ -	$ 70.00
43.89	20	$ -	$ -	$ 70.00
54.86	25	$ -	$ -	$ 70.00
65.83	30	$ -	$ -	$ 70.00
76.80	35	$ -	$ -	$ 70.00
87.78	40	$ -	$ -	$ 70.00
98.75	45	$ -	$ -	$ 70.00
109.72	50	$ -	$ -	$ 70.00
120.69	55	$ -	$ -	$ 70.00
131.66	60	$ -	$ -	$ 70.00
142.64	65	$ -	$ -	$ 75.00
153.61	70	$ -	$ -	$ 80.00
164.58	75	$ -	$ -	$ 85.00
175.55	80	$ -	$ -	$ 90.00
186.52	85	$ -	$ -	$ 95.00
197.50	90	$ 2.12	$ -	$ 102.12
208.47	95	$ 2.12	$ -	$ 102.12
219.44	100	$ -	$ 102.12	$ 102.12
230.41	105	$ -	$ 102.12	$ 102.12
241.38	110	$ -	$ 102.12	$ 102.12
252.36	115	$ -	$ 102.12	$ 102.12
263.33	120	$ -	$ 102.12	$ 102.12
274.30	125	$ -	$ 102.12	$ 102.12
285.27	130	$ -	$ 102.12	$ 102.12
296.24	135	$ -	$ 102.12	$ 102.12
307.22	140	$ -	$ 102.12	$ 102.12

Earnings Release | 1Q.2022
Banco Santander México
159

(xvi)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted:

Nasdaq

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	39.31	78.57	7,755,856.77
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2021	179.32	308.53	9,209,619.01
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,617.28
2nd Sem. 2021	179.32	308.53	10,246,435.93
October 2021	232.59	271.70	11,359,367.84
November 2021	184.89	231.28	19,827,939.07
December 2021	179.32	197.35	12,995,840.55
January 2022	156.98	194.94	13,822,686.90
February 2022	100.72	175.80	33,540,502.04
March 2022	93.61	121.18	19,155,198.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
160

Quantitative examples that ilustrate possible gains or losses

PYL205L DC021

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.55	5.00	0.00	0.00	Ps. 70.00
27.11	10.00	0.00	0.00	Ps. 70.00
40.66	15.00	0.00	0.00	Ps. 70.00
54.22	20.00	0.00	0.00	Ps. 70.00
67.77	25.00	0.00	0.00	Ps. 70.00
81.33	30.00	0.00	0.00	Ps. 70.00
94.88	35.00	0.00	0.00	Ps. 70.00
108.44	40.00	0.00	0.00	Ps. 70.00
121.99	45.00	0.00	0.00	Ps. 70.00
135.55	50.00	0.00	0.00	Ps. 70.00
149.10	55.00	0.00	0.00	Ps. 70.00
162.65	60.00	0.00	0.00	Ps. 70.00
176.21	65.00	0.00	0.00	Ps. 75.00
189.76	70.00	0.00	0.00	Ps. 80.00
203.32	75.00	0.00	0.00	Ps. 85.00
216.87	80.00	0.00	0.00	Ps. 90.00
230.43	85.00	0.00	0.00	Ps. 95.00
243.98	90.00	2.65	0.00	Ps. 102.65
257.54	95.00	2.65	0.00	Ps. 102.65
271.09	100.00	0.00	102.65	Ps. 102.65
284.64	105.00	0.00	102.65	Ps. 102.65
298.20	110.00	0.00	102.65	Ps. 102.65
311.75	115.00	0.00	102.65	Ps. 102.65
325.31	120.00	0.00	102.65	Ps. 102.65
338.86	125.00	0.00	102.65	Ps. 102.65
352.42	130.00	0.00	102.65	Ps. 102.65
365.97	135.00	0.00	102.65	Ps. 102.65
379.53	140.00	0.00	102.65	Ps. 102.65

Earnings Release | 1Q.2022
Banco Santander México
161

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	$0.00	$0.00	$50.00
9.58	5.00	$0.00	$0.00	$50.00
19.17	10.00	$0.00	$0.00	$50.00
28.75	15.00	$0.00	$0.00	$50.00
38.34	20.00	$0.00	$0.00	$50.00
47.92	25.00	$0.00	$0.00	$50.00
57.50	30.00	$0.00	$0.00	$50.00
67.09	35.00	$0.00	$0.00	$50.00
76.67	40.00	$0.00	$0.00	$50.00
86.26	45.00	$0.00	$0.00	$50.00
95.84	50.00	$0.00	$0.00	$50.00
105.42	55.00	$0.00	$0.00	$55.00
115.01	60.00	$0.00	$0.00	$60.00
124.59	65.00	$0.00	$0.00	$65.00
134.18	70.00	$0.00	$0.00	$70.00
143.76	75.00	$0.00	$0.00	$75.00
153.34	80.00	$0.00	$0.00	$80.00
162.93	85.00	$3.50	$0.00	$103.50
172.51	90.00	$3.50	$0.00	$103.50
182.10	95.00	$3.50	$0.00	$103.50
191.68	100.00	$3.50	$0.00	$103.50
201.26	105.00	$0.00	$103.50	$103.50
210.85	110.00	$0.00	$103.50	$103.50
220.43	115.00	$0.00	$103.50	$103.50
230.02	120.00	$0.00	$103.50	$103.50
239.60	125.00	$0.00	$103.50	$103.50
249.18	130.00	$0.00	$103.50	$103.50
258.77	135.00	$0.00	$103.50	$103.50
268.35	140.00	$0.00	$103.50	$103.50

Earnings Release | 1Q.2022
Banco Santander México
162

(xvii)	Sanofi (SAN1 N)

Stock Market where it is quoted

EURONEXT Paris

Description:

Sanofi operates as a pharmaceutical company. The Company manufactures prescription pharmaceuticals and vaccines. Sanofi also develops cardiovascular, thrombosis, metabolic disorder, central nervous system, and oncology medicines and drugs. Sanofi serves customers worldwide.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	71.85	92.97	2,366,185.20
2018	63.21	80.21	2,782,672.82
2019	72.24	90.86	2,431,145.76
2020	72.05	94.29	2,673,363.16
2021	75.35	90.73	1,949,402.99
1st Sem. 2020	72.05	94.12	3,233,393.89
2nd Sem. 2020	76.23	94.29	2,119,419.72
1st Sem. 2021	75.35	89.11	2,070,024.11
2nd Sem. 2021	81.35	90.73	1,830,748.52
October 2021	82.61	86.43	1,708,051.48
November 2021	83.86	90.60	2,058,972.17
December 2021	83.77	89.13	2,080,535.77
January 2022	88.07	94.89	2,112,042.10
February 2022	90.21	93.87	2,517,701.82
March 2022	87.81	95.03	3,198,433.81

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
163

Quantitative examples that ilustrate possible gains or losses

SFI207R DC001

Market price	Observed price	Payment rights
0.00	0.00	Ps. 90
4.35	5.00	Ps. 90
8.70	10.00	Ps. 90
13.05	15.00	Ps. 90
17.41	20.00	Ps. 90
21.76	25.00	Ps. 90
26.11	30.00	Ps. 90
30.46	35.00	Ps. 90
34.81	40.00	Ps. 90
39.16	45.00	Ps. 90
43.52	50.00	Ps. 90
47.87	55.00	Ps. 90
52.22	60.00	Ps. 90
56.57	65.00	Ps. 90
60.92	70.00	Ps. 90
65.27	75.00	Ps. 90
69.62	80.00	Ps. 90
73.98	85.00	Ps. 90
78.33	90.00	Ps. 0
82.68	95.00	Ps. 0
87.030	100.00	Ps. 0
91.38	105.00	Ps. 0
95.73	110.00	Ps. 0
100.09	115.00	Ps. 0
104.44	120.00	Ps. 0
108.80	125.00	Ps. 0
113.15	130.00	Ps. 0
117.50	135.00	Ps. 0
121.85	140.00	Ps. 0

Earnings Release | 1Q.2022
Banco Santander México
164

(xviii)	Spotify Technology S.A (SPOT N)

Stock Market where it is quoted

Nasdaq

Description:

Spotify Technology S.A. provides music streaming service. The company offers music with a free service financed by ads or by subscription. Spotify Technology serves customers around the world.

Historical Evolution:

Comparison base: April 2nd, 2018

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N.A.	N.A.
2018	106.84	N.A.	N.A.
2019	109.02	157.66	1,528,661.78
2020	117.64	343.30	1,866,541.69
2021	205.08	364.59	1,431,036.12
1st Sem. 2020	117.64	267.47	2,022,765.20
2nd Sem. 2020	231.26	343.30	1,712,016.25
1st Sem. 2021	217.07	364.59	1,553,549.00
2nd Sem. 2021	205.08	300.95	1,310,520.74
October 2021	221.91	289.40	1,140,626.23
November 2021	238.50	300.95	1,381,267.90
December 2021	222.68	243.17	1,212,642.06
January 2022	171.32	244.16	1,929,085.39
February 2022	144.17	203.62	3,259,655.79
March 2022	119.47	157.31	1,928,088.10

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
165

Quantitative examples that ilustrate possible gains or losses

SPO207L DC007

Market price	Observed price	Observation dates 1 to 3	Exercise date 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70.00
13.78	5.00	0.00	0.00	Ps. 70.00
27.56	10.00	0.00	0.00	Ps. 70.00
41.34	15.00	0.00	0.00	Ps. 70.00
55.12	20.00	0.00	0.00	Ps. 70.00
68.90	25.00	0.00	0.00	Ps. 70.00
82.68	30.00	0.00	0.00	Ps. 70.00
96.46	35.00	0.00	0.00	Ps. 70.00
110.24	40.00	0.00	0.00	Ps. 70.00
124.02	45.00	0.00	0.00	Ps. 70.00
137.80	50.00	0.00	0.00	Ps. 70.00
151.57	55.00	0.00	0.00	Ps. 70.00
165.35	60.00	0.00	0.00	Ps. 70.00
179.13	65.00	0.00	0.00	Ps. 75.00
192.91	70.00	0.00	0.00	Ps. 80.00
206.69	75.00	0.00	0.00	Ps. 85.00
220.47	80.00	0.00	0.00	Ps. 90.00
234.25	85.00	0.00	0.00	Ps. 95.00
248.03	90.00	3.80	0.00	Ps. 103.80
261.81	95.00	3.80	0.00	Ps. 103.80
275.59	100.00	0.00	103.80	Ps. 103.80
289.37	105.00	0.00	103.80	Ps. 103.80
303.15	110.00	0.00	103.80	Ps. 103.80
316.93	115.00	0.00	103.80	Ps. 103.80
330.71	120.00	0.00	103.80	Ps. 103.80
344.49	125.00	0.00	103.80	Ps. 103.80
358.27	130.00	0.00	103.80	Ps. 103.80
372.05	135.00	0.00	103.80	Ps. 103.80
385.83	140.00	0.00	103.80	Ps. 103.80

Earnings Release | 1Q.2022
Banco Santander México
166

SPO205L DC011

Payment rights
under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	$0.92	$0.00	$12.92
14.03	5.00	$0.92	$0.00	$17.92
28.06	10.00	$0.92	$0.00	$22.92
42.08	15.00	$0.92	$0.00	$27.92
56.11	20.00	$0.92	$0.00	$32.92
70.14	25.00	$0.92	$0.00	$37.92
84.17	30.00	$0.92	$0.00	$42.92
98.20	35.00	$0.92	$0.00	$47.92
112.22	40.00	$0.92	$0.00	$52.92
126.25	45.00	$0.92	$0.00	$57.92
140.28	50.00	$0.92	$0.00	$62.92
154.31	55.00	$0.92	$0.00	$67.92
168.34	60.00	$0.92	$0.00	$72.92
182.36	65.00	$0.92	$0.00	$77.92
196.39	70.00	$0.92	$0.00	$82.92
210.42	75.00	$0.92	$0.00	$87.92
224.45	80.00	$0.92	$0.00	$92.92
238.48	85.00	$0.92	$0.00	$97.92
252.50	90.00	$0.92	$0.00	$100.92
266.53	95.00	$0.92	$0.00	$100.92
280.56	100.00	$0.00	$100.92	$100.92
294.59	105.00	$0.00	$100.92	$100.92
308.62	110.00	$0.00	$100.92	$100.92
322.64	115.00	$0.00	$100.92	$100.92
336.67	120.00	$0.00	$100.92	$100.92
350.70	125.00	$0.00	$100.92	$100.92
364.73	130.00	$0.00	$100.92	$100.92
378.76	135.00	$0.00	$100.92	$100.92
392.78	140.00	$0.00	$100.92	$100.92

Earnings Release | 1Q.2022
Banco Santander México
167

(xvi)	SPDR S&P 500 ETF Trust (SPY*)

Stock Market where it is quoted

New York Stock Exchange

Description:

SPDR S&P 500 ETF Trust is a US-incorporated Exchange-Traded Fund. Tracks the S&P 500 Index. Comprises portfolio representing all 500 stocks in the S&P 500 Index. Owned mostly large-cap US stocks. Structure as a real estate investment unit and pay dividends every quarter. Positions are weighted by market capitalization.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	223.53	268.20	73,423,655.49
2018	234.34	293.58	100,468,590.17
2019	244.21	322.94	72,522,148.50
2020	222.95	373.88	102,732,265.23
2021	368.79	477.48	75,508,818.86
1st Sem. 2020	222.95	338.34	135,683,264.80
2nd Sem. 2020	310.52	373.88	70,139,428.71
1st Sem. 2021	368.79	428.06	78,234,150.76
2nd Sem. 2021	424.97	477.48	72,827,921.72
October 2021	428.64	459.25	74,412,767.58
November 2021	455.56	469.73	65,896,505.67
December 2021	450.50	477.48	90,247,758.39
January 2022	431.24	477.71	122,834,585.10
February 2022	421.95	457.54	124,393,835.32
March 2022	416.25	461.55	102,173,141.97

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
168

Quantitative examples that ilustrate possible gains or losses

SPY303R DC149

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed Price	Payment rights
0.00	0.00	95.00
5.00	22.19	95.00
10.00	44.38	95.00
15.00	66.57	95.00
20.00	88.76	95.00
25.00	110.95	95.00
30.00	133.14	95.00
35.00	155.33	95.00
40.00	177.52	95.00
45.00	199.71	95.00
50.00	221.90	95.00
55.00	244.09	95.00
60.00	266.28	95.00
65.00	288.47	95.00
70.00	310.66	95.00
75.00	332.85	95.00
80.00	355.04	95.00
85.00	377.23	95.00
90.00	399.42	100.00
95.00	421.61	100.00
100.00	443.80	100.00
105.00	465.99	105.00
110.00	488.18	110.00
115.00	510.37	115.00
120.00	532.56	120.00
125.00	554.75	125.00
130.00	576.94	108.00
135.00	599.13	108.00
140.00	621.32	108.00
145.00	643.51	108.00
150.00	665.70	108.00
155.00	687.89	108.00
160.00	710.08	108.00
165.00	732.27	108.00
170.00	754.46	108.00

Earnings Release | 1Q.2022
Banco Santander México
169

(xvii)	Tesla Motors, Inc. (TSLA*)

Stock Market where it is quoted

Nasdaq

Description:

Tesla Motors, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	42.74	77.00	30,791,567.04
2018	50.11	75.91	43,069,228.16
2019	35.79	86.19	46,931,113.82
2020	72.24	705.67	74,127,073.15
2021	563.00	1,229.91	27,456,502.51
1st Sem. 2020	72.24	215.96	85,054,851.37
2nd Sem. 2020	223.93	705.67	63,318,075.13
1st Sem. 2021	563.00	883.09	32,709,674.34
2nd Sem. 2021	643.38	1,229.91	22,288,980.22
October 2021	775.22	1,114.00	23,868,458.42
November 2021	1,013.39	1,229.91	27,757,403.33
December 2021	899.94	1,095.00	24,890,723.68
January 2022	829.10	1,199.78	30,782,754.58
February 2022	764.04	932.00	24,472,316.25
March 2022	766.37	1,099.57	24,976,119.26

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
170

Quantitative examples that ilustrate possible gains or losses

TSL205L DC074

Payment rights
under different scenarios of observed price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
0
20
40
60
80
100
120
140
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	$0.92	$0.00	$22.92
56.85	5.00	$0.92	$0.00	$27.92
113.71	10.00	$0.92	$0.00	$32.92
170.56	15.00	$0.92	$0.00	$37.92
227.41	20.00	$0.92	$0.00	$42.92
284.27	25.00	$0.92	$0.00	$47.92
341.12	30.00	$0.92	$0.00	$52.92
397.97	35.00	$0.92	$0.00	$57.92
454.82	40.00	$0.92	$0.00	$62.92
511.68	45.00	$0.92	$0.00	$67.92
568.53	50.00	$0.92	$0.00	$72.92
625.38	55.00	$0.92	$0.00	$77.92
682.24	60.00	$0.92	$0.00	$82.92
739.09	65.00	$0.92	$0.00	$87.92
795.94	70.00	$0.92	$0.00	$92.92
852.80	75.00	$0.92	$0.00	$97.92
909.65	80.00	$0.92	$0.00	$100.92
966.50	85.00	$0.92	$0.00	$100.92
1023.35	90.00	$0.92	$0.00	$100.92
1080.21	95.00	$0.92	$0.00	$100.92
1137.06	100.00	$0.00	$100.92	$100.92
1193.91	105.00	$0.00	$100.92	$100.92
1250.77	110.00	$0.00	$100.92	$100.92
1307.62	115.00	$0.00	$100.92	$100.92
1364.47	120.00	$0.00	$100.92	$100.92
1421.33	125.00	$0.00	$100.92	$100.92
1478.18	130.00	$0.00	$100.92	$100.92
1535.03	135.00	$0.00	$100.92	$100.92
1591.88	140.00	$0.00	$100.92	$100.92

Earnings Release | 1Q.2022
Banco Santander México
171

(xviii)	Uber Technologies, Inc. (UBER*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Uber Technologies, Inc. provides ride hailing services. The Company develops applications for road transportation, navigation, ride sharing, and payment processing solutions. Uber Technologies serves customers worldwide.

Historical Evolution:

Comparison base: May 9th, 2019

Period	Minimum price	Maximum price	Average (securities)
2017	N.A.	N.A.	N.A.
2018	N.A.	N.A.	N.A.
2019	25.99	N.A.	N.A.
2020	14.82	N.A.	N.A.
2021	35.73	63.18	22,591,301.95
1st Sem. 2020	14.82	41.27	35,401,344.19
2nd Sem. 2020	29.42	54.86	20,800,758.90
1st Sem. 2021	43.81	63.18	20,171,602.44
2nd Sem. 2021	35.73	51.71	24,971,549.84
October 2021	43.82	48.36	19,106,276.39
November 2021	38.00	47.19	30,727,374.77
December 2021	35.73	43.91	32,233,540.48
January 2022	34.09	44.42	28,151,957.48
February 2022	32.39	40.19	38,683,430.07
March 2022	28.57	37.19	34,866,095.13

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
172

Quantitative examples that ilustrate possible gains or losses

UBR208L DC023

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	0.00	0.00	Ps. 70
2.23	5.00	0.00	0.00	Ps. 70
4.47	10.00	0.00	0.00	Ps. 70
6.70	15.00	0.00	0.00	Ps. 70
8.94	20.00	0.00	0.00	Ps. 70
11.17	25.00	0.00	0.00	Ps. 70
13.41	30.00	0.00	0.00	Ps. 70
15.64	35.00	0.00	0.00	Ps. 70
17.88	40.00	0.00	0.00	Ps. 70
20.11	45.00	0.00	0.00	Ps. 70
22.35	50.00	0.00	0.00	Ps. 70
24.58	55.00	0.00	0.00	Ps. 70
26.81	60.00	0.00	0.00	Ps. 70
29.05	65.00	0.00	0.00	Ps. 75
31.28	70.00	0.00	0.00	Ps. 80
33.52	75.00	0.00	0.00	Ps. 85
35.75	80.00	0.00	0.00	Ps. 90
37.99	85.00	0.00	0.00	Ps. 95
40.22	90.00	3.50	0.00	Ps. 103.5
42.46	95.00	3.50	0.00	Ps. 103.5
44.69	100.00	0.00	103.50	Ps. 103.5
46.92	105.00	0.00	103.50	Ps. 103.5
49.16	110.00	0.00	103.50	Ps. 103.5
51.39	115.00	0.00	103.50	Ps. 103.5
53.63	120.00	0.00	103.50	Ps. 103.5
55.86	125.00	0.00	103.50	Ps. 103.5
58.10	130.00	0.00	103.50	Ps. 103.5
60.33	135.00	0.00	103.50	Ps. 103.5
62.57	140.00	0.00	103.50	Ps. 103.5

Earnings Release | 1Q.2022
Banco Santander México
173

(xix)	Visa, Inc. (V*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Visa Inc. operates a retail electronic payments network and manages global financial services. The Company also offers global commerce through the transfer of value and information among financial institutions, merchants, consumers, businesses, and government entities.

Historical Evolution:

Period	Minimum price	Maximum price	Average (securities)
2017	78.02	114.35	7,825,322.15
2018	113.86	150.79	8,587,335.23
2019	128.13	189.39	7,596,704.65
2020	135.74	218.73	9,617,979.76
2021	190.16	250.93	8,657,740.09
1st Sem. 2020	135.74	213.31	11,446,094.42
2nd Sem. 2020	180.87	218.73	7,809,735.91
1st Sem. 2021	193.25	237.32	8,577,517.09
2nd Sem. 2021	190.16	250.93	8,736,655.11
October 2021	209.84	233.88	7,822,670.71
noviembre 2021	193.77	220.49	13,930,668.37
December 2021	190.16	218.17	8,579,285.65
January 2022	201.85	228.00	11,857,719.65
February 2022	215.95	235.42	8,922,572.89
March 2022	190.70	228.12	8,421,887.58

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
174

Quantitative examples that ilustrate possible gains or losses

VIS210R DC004

Observed Price	Market Price	Payment Rights
0.00	0.00	$100.00
5.00	11.26	$100.00
10.00	22.52	$100.00
15.00	33.78	$100.00
20.00	45.04	$100.00
25.00	56.30	$100.00
30.00	67.55	$100.00
35.00	78.81	$100.00
40.00	90.07	$100.00
45.00	101.33	$100.00
50.00	112.59	$100.00
55.00	123.85	$100.00
60.00	135.11	$100.00
65.00	146.37	$100.00
70.00	157.63	$100.00
75.00	168.89	$100.00
80.00	180.14	$100.00
85.00	191.40	$100.00
90.00	202.66	$100.00
95.00	213.92	$100.00
100.00	225.18	$100.00
105.00	236.44	$105.00
110.00	247.70	$110.00
115.00	258.96	$115.00
118.00	265.71	$118.00
118.75	267.40	$118.75
118.80	267.51	$106.00
135.00	303.99	$106.00
140.00	315.25	$106.00
145.00	326.51	$106.00
150.00	337.77	$106.00
155.00	349.03	$106.00

Earnings Release | 1Q.2022
Banco Santander México
175

(xx)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund’s objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business’ range from investment management to commercial & business banking.

Historical Evolution:

Comparison base: March 31st, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	22.90	28.22	63,492,251.30
2018	22.31	30.17	61,707,717.64
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2021	28.95	40.62	55,157,648.64
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
2nd Sem. 2021	35.11	40.62	52,200,475.72
October 2021	37.82	40.62	50,959,236.03
November 2021	37.96	40.53	55,135,440.77
December 2021	37.54	39.46	62,190,349.90
January 2022	38.20	41.42	78,357,691.10
February 2022	37.88	41.04	70,174,386.75
March 2022	35.66	39.52	74,113,443.23

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 1Q.2022
Banco Santander México
176

Quantitative examples that ilustrate possible gains or losses

XLF212R DC022

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.973	5	Ps.90.00
3.946	10	Ps.90.00
5.919	15	Ps.90.00
7.892	20	Ps.90.00
9.865	25	Ps.90.00
11.838	30	Ps.90.00
13.811	35	Ps.90.00
15.784	40	Ps.90.00
17.757	45	Ps.90.00
19.73	50	Ps.90.00
21.703	55	Ps.90.00
23.676	60	Ps.90.00
25.649	65	Ps.90.00
27.622	70	Ps.90.00
29.595	75	Ps.90.00
31.568	80	Ps.90.00
33.541	85	Ps.90.00
35.514	90	Ps.90.00
37.487	95	Ps.95.00
39.46	100	Ps.100.00
40.2492	102	Ps.100.00
39.8546	101	Ps.100.00
40.6438	103	Ps.100.00
42.6168	108	Ps.106.15
44.593746	113.01	Ps.112.31
46.172146	117.01	Ps.117.23
46.566746	118.01	Ps.118.46
46.566746	118.01	Ps.118.46
50.9034	129	Ps.131.98
52.8764	134	Ps.108.00
54.8494	139	Ps.108.00
56.8224	144	Ps.108.00
58.7954	149	Ps.108.00
60.7684	154	Ps.108.00

Earnings Release | 1Q.2022
Banco Santander México
177

XLF302R DC023

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights
0.00	0.00	90.00
5.00	1.95	90.00
10.00	3.91	90.00
15.00	5.86	90.00
20.00	7.81	90.00
25.00	9.77	90.00
30.00	11.72	90.00
35.00	13.67	90.00
40.00	15.62	90.00
45.00	17.58	90.00
50.00	19.53	90.00
55.00	21.48	90.00
60.00	23.44	90.00
65.00	25.39	90.00
70.00	27.34	90.00
75.00	29.30	90.00
80.00	31.25	90.00
85.00	33.20	90.00
90.00	35.15	90.00
95.00	37.11	95.00
100.00	39.06	100.00
102.00	39.84	100.00
101.00	39.45	100.00
103.00	40.23	100.00
108.00	42.18	106.90
113.01	44.14	113.81
117.01	45.70	119.33
118.01	46.09	120.71
118.01	46.09	120.71
129.00	50.39	135.88
134.00	52.34	108.00
139.00	54.29	108.00
144.00	56.25	108.00
149.00	58.20	108.00
154.00	60.15	108.00

Earnings Release | 1Q.2022
Banco Santander México
178

Hedged Position as of March 31st, 2022

Hedged Positions

ASSETS: BAG204L DC008, BAB204L DC046, PYL205L DC021, ICL211R DC003, SPO207L DC007, SFI207R DC001, UBR208L DC023, FBK209L DC097, MLI209L DC006, BAB304R DC053, VIS210R DC004, JNJ210R DC005, NVD210L DC124, MRN211L DC007, SPO205L DC011, TSL205L DC074, BAC212L DC014, ICL212L DC010, MLI212L DC014, NVD206L DC128, NVD212L DC129, XLF212R DC022, PYL306L DC043, NVD307L DC130, MRK301L DC004, MRK301L DC005, BAB207R DC062, NVD208L DC132, XLF302R DC023, CTI308L DC012, BAB302R DC063, AMZ209L DC244, SPY303R DC149, NKE209L DC020.

Asset type	Issuer / Serie	Number of shares	Market price	Beta coef.	Period in months used for beta	Delta coefic. (for options and warrants)	Delta (shares)	Delta (securities)

HEDGE	BAG204L DC008	400,000	0.00	1.0000	12	0.020050	8,020.1930	8,020.1930
HEDGE	BAB204L DC046	400,000	0.00	1.0000	12	0.021835	8,734.1071	8,734.1071
HEDGE	PYL205L DC021	1,983,000	0.00	1.0000	12	0.000044	86.2710	86.2710
HEDGE	ICL211R DC003	586,000	0.00	1.0000	12	0.095017	55,679.9873	55,679.9873
HEDGE	SPO207L DC007	1,125,000	0.00	1.0000	12	0.008356	9,399.9663	9,399.9663
HEDGE	SFI207R DC001	465,000	0.00	1.0000	12	0.043422	20,191.2000	20,191.2000
HEDGE	UBR208L DC023	1,914,500	0.00	1.0000	12	0.0765029	146,464.8875	146,464.8875
HEDGE	FBK209L DC097	586,500	0.00	1.0000	12	0.005079	2,978.7526	2,978.7526
HEDGE	MLI209L DC006	453,750	0.00	1.0000	12	0.001454	659.6165	659.6165
HEDGE	BAB304R DC053	486,942	0.00	1.0000	12	0.007114	3,464.1063	3,464.1063
HEDGE	VIS210R DC004	400,000	0.00	1.0000	12	0.003231	1,292.5705	1,292.5705
HEDGE	JNJ210R DC005	400,000	0.00	1.0000	12	0.003911	1,564.3173	1,564.3173
HEDGE	NVD210L DC124	1,373,200	0.00	1.0000	12	0.002152	2,955.6627	2,955.6627
HEDGE	MRN211L DC007	472,500	0.00	1.0000	12	0.006756	3,192.4397	3,192.4397
HEDGE	SPO205L DC011	235,560	0.00	1.0000	12	0.017507	4,123.9227	4,123.9227
HEDGE	TSL205L DC074	175,930	0.00	1.0000	12	0.000750	131.9098	131.9098
HEDGE	BAC212L DC014	287,300	0.00	1.0000	12	0.053267	15,303.4923	15,303.4923
HEDGE	ICL212L DC010	100,000	0.00	1.0000	12	0.104301	10,430.0588	10,430.0588
HEDGE	MLI212L DC014	130,000	0.00	1.0000	12	0.003413	443.6737	443.6737
HEDGE	NVD206L DC128	276,890	0.00	1.0000	12	0.006235	1,726.4442	1,726.444220
HEDGE	NVD212L DC129	100,000	0.00	1.0000	12	0.016461	1,646.0564	1,646.0564
HEDGE	XLF212R DC022	375,700	0.00	1.0000	12	0.069096	25,959.2224	25,959.2224
HEDGE	PYL306L DC043	358,060	0.00	1.0000	12	0.019875	7,116.5824	7,116.5824
HEDGE	NVD307L DC130	506,200	0.00	1.0000	12	0.005775	2,923.2126	2,923.2126
HEDGE	MRK301L DC004	507,750	0.00	1.0000	12	0.020831	10,576.8475	10,576.8475
HEDGE	MRK301L DC005	88,000	0.00	1.0000	12	0.021938	1,930.5327	1,930.5327
HEDGE	BAB207R DC062	449,206	0.00	1.0000	12	0.039984	17,960.9558	17,960.9558
HEDGE	NVD208L DC132	798,830	0.00	1.0000	12	0.000073	58.0581	58.0581
HEDGE	XLF302R DC023	326,500	0.00	1.0000	12	0.067860	22,156.3567	22,156.3567
HEDGE	CTI308L DC012	365,000	0.00	1.0000	12	0.081600	29,783.9341	29,783.9341

Earnings Release | 1Q.2022
Banco Santander México
179

HEDGE	BAB302R DC063	475,300	0.00	1.0000	12	0.023789	11,307.1442	11,307.1442
HEDGE	AMZ209L DC244	210,500	0.00	1.0000	12	0.000116	24.5188	24.5188
HEDGE	SPY303R DC149	772,000	0.00	1.0000	12	0.003665	2,829.5505	2,829.5505
HEDGE	NKE209L DC020	125,500	0.00	1.0000	13	0.007618	956.0157	956.0157
OBLIGATION	BAG204L DC008	400,000	76.28	1.0000	12	(0.020050)	(8,020.1930)	(8,020.1930)
OBLIGATION	BAB204L DC046	400,000	50.76	1.0000	12	(0.021835)	(8,734.1071)	(8,734.1071)
OBLIGATION	PYL205L DC021	1,983,000	69.64	1.0000	12	(0.000044)	(86.2710)	(86.2710)
OBLIGATION	ICL211R DC003	586,000	95.48	1.0000	12	(0.095017)	(55,679.9873)	(55,679.9873)
OBLIGATION	SPO207L DC007	1,125,000	74.94	1.0000	12	(0.008356)	(9,399.9663)	(9,399.9663)
OBLIGATION	SFI207R DC001	465,000	105.78	1.0000	12	(0.043422)	(20,191.2000)	(20,191.2000)
OBLIGATION	UBR208L DC023	1,914,500	91.74	1.0000	12	(0.076503)	(146,464.8875)	(146,464.8875)
OBLIGATION	FBK209L DC097	586,500	72.71	1.0000	12	(0.005079)	(2,978.7526)	(2,978.7526)
OBLIGATION	MLI209L DC006	453,750	79.76	1.0000	12	(0.001454)	(659.6165)	(659.6165)
OBLIGATION	BAB304R DC053	486,942	90.52	1.0000	12	(0.007114)	(3,464.1063)	(3,464.1063)
OBLIGATION	VIS210R DC004	400,000	99.44	1.0000	12	(0.003231)	(1,292.5705)	(1,292.5705)
OBLIGATION	JNJ210R DC005	400,000	101.57	1.0000	12	(0.003911)	(1,564.3173)	(1,564.3173)
OBLIGATION	NVD210L DC124	1,373,200	102.03	1.0000	12	(0.002152)	(2,955.6627)	(2,955.6627)
OBLIGATION	MRN211L DC007	472,500	74.39	1.0000	12	(0.006756)	(3,192.4397)	(3,192.4397)
OBLIGATION	SPO205L DC011	235,560	70.22	1.0000	12	(0.017507)	(4,123.9227)	(4,123.9227)
OBLIGATION	TSL205L DC074	175,930	99.40	1.0000	12	(0.000750)	(131.9098)	(131.9098)
OBLIGATION	BAC212L DC014	287,300	94.79	1.0000	12	(0.053267)	(15,303.4923)	(15,303.4923)
OBLIGATION	ICL212L DC010	100,000	99.27	1.0000	12	(0.104301)	(10,430.0588)	(10,430.0588)
OBLIGATION	MLI212L DC014	130,000	103.52	1.0000	12	(0.003413)	(443.6737)	(443.6737)
OBLIGATION	NVD206L DC128	276,890	96.11	1.0000	12	(0.006235)	(1,726.444220)	(1,726.444220)
OBLIGATION	NVD212L DC129	100,000	91.67	1.0000	12	(0.016461)	(1,646.0564)	(1,646.0564)
OBLIGATION	XLF212R DC022	375,700	95.26	1.0000	12	(0.069096)	(25,959.2224)	(25,959.2224)
OBLIGATION	PYL306L DC043	358,060	65.72	1.0000	12	(0.019875)	(7,116.5824)	(7,116.5824)
OBLIGATION	NVD307L DC130	506,200	95.48	1.0000	12	(0.005775)	(2,923.2126)	(2,923.2126)
OBLIGATION	MRK301L DC004	507,750	99.35	1.0000	12	(0.020831)	(10,576.8475)	(10,576.8475)
OBLIGATION	MRK301L DC005	88,000	99.20	1.0000	12	(0.021938)	(1,930.5327)	(1,930.5327)
OBLIGATION	BAB207R DC062	449,206	89.58	1.0000	12	(0.039984)	(17,960.9558)	(17,960.9558)
OBLIGATION	NVD208L DC132	798,830	101.99	1.0000	12	(0.000073)	(58.0581)	(58.0581)
OBLIGATION	XLF302R DC023	326,500	96.01	1.0000	12	(0.067860)	(22,156.3567)	(22,156.3567)
OBLIGATION	CTI308L DC012	365,000	78.62	1.0000	12	(0.081600)	(29,783.9341)	(29,783.9341)
OBLIGATION	BAB302R DC063	475,300	94.75	1.0000	12	(0.023789)	(11,307.1442)	(11,307.1442)
OBLIGATION	AMZ209L DC244	210,500	101.72	1.0000	12	(0.000116)	(24.5188)	(24.5188)
OBLIGATION	SPY303R DC149	772,000	99.77	1.0000	12	(0.003665)	(2,829.5505)	(2,829.5505)
OBLIGATION	NKE209L DC020	125,500	99.87	1.0000	13	(0.007618)	(956.0157)	(956.0157)

Earnings Release | 1Q.2022
Banco Santander México
180

DELTA AS ISSUERS
ISSUER / SERIE	ISSUER / SERIE	ISSUER / SERIE
BAG204L DC008	HEDGE	8,020.193010
	OBLIGATION	(8,020.193010)
BAB204L DC046	HEDGE	8,734.107140
	OBLIGATION	(8,734.107140)
PYL205L DC021	HEDGE	86.271000
	OBLIGATION	(86.271000)
ICL211R DC003	HEDGE	55,679.987280
	OBLIGATION	(55,679.987280)
SPO207L DC007	HEDGE	9,399.966330
	OBLIGATION	(9,399.966330)
UBR208L DC023	HEDGE	146,464.887460
	OBLIGATION	(146,464.887460)
FBK209L DC097	HEDGE	2,978.752580
	OBLIGATION	(2,978.752580)
MLI209L DC006	HEDGE	659.616490
	OBLIGATION	(659.616490)
BAB304R DC053	HEDGE	3,464.106320
	OBLIGATION	(3,464.106320)
SFI207R DC001	HEDGE	20,191.199960
	OBLIGATION	(20,191.199960)
VIS210R DC004	HEDGE	1,292.570450
	OBLIGATION	(1,292.570450)
JNJ210R DC005	HEDGE	1,564.317300
	OBLIGATION	(1,564.317300)
NVD210L DC124	HEDGE	2,955.662720
	OBLIGATION	(2,955.662720)
MRN211L DC007	HEDGE	3,192.439730
	OBLIGATION	(3,192.439730)
SPO205L DC011	HEDGE	4,123.922660
	OBLIGATION	(4,123.922660)
TSL205L DC074	HEDGE	131.909810
	OBLIGATION	(131.909810)
BAC212L DC014	HEDGE	15,303.492340
	OBLIGATION	(15,303.492340)
ICL212L DC010	HEDGE	10,430.058750

Earnings Release | 1Q.2022
Banco Santander México
181

	OBLIGATION	(10,430.058750)
MLI212L DC014	HEDGE	443.673680
	OBLIGATION	(443.673680)
NVD206L DC128	HEDGE	1,726.444220
	OBLIGATION	(1,726.444220)
NVD212L DC129	HEDGE	1,646.056350
	OBLIGATION	(1,646.056350)
XLF212R DC022	HEDGE	25,959.222380
	OBLIGATION	(25,959.222380)
PYL306L DC043	HEDGE	7,116.582390
	OBLIGATION	(7,116.582390)
NVD307L DC130	HEDGE	2,923.212570
	OBLIGATION	(2,923.212570)
MRK301L DC004	HEDGE	10,576.847510
	OBLIGATION	(10,576.847510)
MRK301L DC005	HEDGE	1,930.532660
	OBLIGATION	(1,930.532660)
BAB207R DC062	HEDGE	17,960.955790
	OBLIGATION	(17,960.955790)
NVD208L DC132	HEDGE	58.058120
	OBLIGATION	(58.058120)
XLF302R DC023	HEDGE	22,156.356670
	OBLIGATION	(22,156.356670)
CTI308L DC012	HEDGE	29,783.934140
	OBLIGATION	(29,783.934140)
BAB302R DC063	HEDGE	11,307.144160
	OBLIGATION	(11,307.144160)
AMZ209L DC244	HEDGE	24.518770
	OBLIGATION	(24.518770)
SPY303R DC149	HEDGE	2,829.550520
	OBLIGATION	(2,829.550520)
NKE209L DC020	HEDGE	956.015680
	OBLIGATION	(956.015680)
Total general		0.000000

Earnings Release | 1Q.2022
Banco Santander México
182

ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ASSETS	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
BAG204L DC008	0.0000	1.0000	0.0000	0.0000	8,020.1930	(8,020.1930)
BAB204L DC046	0.0000	1.0000	0.0000	0.0000	8,734.1071	(8,734.1071)
PYL205L DC021	0.0000	1.0000	0.0000	0.0000	86.2710	(86.2710)
ICL211R DC003	0.0000	1.0000	0.0000	0.0000	55,679.9873	(55,679.9873)
SPO207L DC007	0.0000	1.0000	0.0000	0.0000	9,399.9663	(9,399.9663)
SFI207R DC001	0.0000	1.0000	0.0000	0.0000	20,191.2000	(20,191.2000)
UBR208L DC023	0.0000	1.0000	0.0000	0.0000	146,464.8875	(146,464.8875)
FBK209L DC097	0.0000	1.0000	0.0000	0.0000	2,978.7526	(2,978.7526)
MLI209L DC006	0.0000	1.0000	0.0000	0.0000	659.6165	(659.6165)
BAB304R DC053	0.0000	1.0000	0.0000	0.0000	3,464.1063	(3,464.1063)
VIS210R DC004	0.0000	1.0000	0.0000	0.0000	1,292.5705	(1,292.5705)
JNJ210R DC005	0.0000	1.0000	0.0000	0.0000	1,564.3173	(1,564.3173)
NVD210L DC124	0.0000	1.0000	0.0000	0.0000	2,955.6627	(2,955.6627)
MRN211L DC007	0.0000	1.0000	0.0000	0.0000	3,192.4397	(3,192.4397)
SPO205L DC011	0.0000	1.0000	0.0000	0.0000	4,123.9227	(4,123.9227)
TSL205L DC074	0.0000	1.0000	0.0000	0.0000	131.9098	(131.9098)
BAC212L DC014	0.0000	1.0000	0.0000	0.0000	15,303.4923	(15,303.4923)
ICL212L DC010	0.0000	1.0000	0.0000	0.0000	10,430.0588	(10,430.0588)
MLI212L DC014	0.0000	1.0000	0.0000	0.0000	443.6737	(443.6737)
NVD206L DC128	0.0000	1.0000	0.0000	0.0000	1,726.4442	(1,726.4442)
NVD212L DC129	0.0000	1.0000	0.0000	0.0000	1,646.0564	(1,646.0564)
XLF212R DC022	0.0000	1.0000	0.0000	0.0000	25,959.2224	(25,959.2224)
PYL306L DC043	0.0000	1.0000	0.0000	0.0000	7,116.5824	(7,116.5824)
NVD307L DC130	0.0000	1.0000	0.0000	0.0000	2,923.2126	(2,923.2126)
MRK301L DC004	0.0000	1.0000	0.0000	0.0000	10,576.8475	(10,576.8475)
MRK301L DC005	0.0000	1.0000	0.0000	0.0000	1,930.5327	(1,930.5327)
BAB207R DC062	0.0000	1.0000	0.0000	0.0000	17,960.9558	(17,960.9558)
NVD208L DC132	0.0000	1.0000	0.0000	0.0000	58.0581	(58.0581)
XLF302R DC023	0.0000	1.0000	0.0000	0.0000	22,156.3567	(22,156.3567)
CTI308L DC012	0.0000	1.0000	0.0000	0.0000	29,783.9341	(29,783.9341)
BAB302R DC063	0.0000	1.0000	0.0000	0.0000	11,307.1442	(11,307.1442)
AMZ209L DC244	0.0000	1.0000	0.0000	0.0000	24.5188	(24.5188)
SPY303R DC149	0.0000	1.0000	0.0000	0.0000	2,829.5505	(2,829.5505)
NKE209L DC020	0.0000	1.0000	0.0000	0.0000	956.0157	(956.0157)

Earnings Release | 1Q.2022
Banco Santander México
183

Item 2

1Q.22 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Quarter: Business Volumes Expand and Asset Quality Improves 3 Loan book up 7.9%  Individual loans, outpacing the market, supported by sustained market share gains in mortgages and auto loans and stronger credit card and payroll loans  Significant pick - up in middle - market loan, while SMEs, corporate and government loans remained soft Deposit base up 2.5%; contribution of individual deposits represents 37.7% vs 24.2% in 2016; best mix versus previous first quarters. Continued focus on reducing high - cost deposits  Individual demand deposits +6.2%  Individual term deposits +5.8% Sound asset quality  NPL ratio 2.79% 2.91%  Cost of risk 1 2.41% 3.15% Profitability in 1Q22 reflects NII expansion, lower provisions, and excess capital  Efficiency ratio 2 47.28% +66 bps  ROAE 3 12.32% +408 bps 1Q22 1Q21 1Q22 YoY Var  Corporate demand deposits +7.4%  Corporate term deposits - 16.7% Historically strong capital and liquidity positions  CET1 14 .89%  LCR 187 .34% 1Q22  NPL ratio reflects implementation of IFRS - 9  Declining CoR as asset quality remains healthy Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (1Q22*4). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q21;1Q22).

Steady Macro Indicators, but GDP expectations falling

Banxico's GDP Growth Expectations Survey[1] (%)

3.5
3.0
2.5
2.0
1.5
1.0
2019
2020
2021
2022
2023
2.0
2.2
2.1
(March 22)
1.8

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
2019
2020
2021
(March 22)
4.9

Macro Indicators[3] (%)

120
110
100
90
80
70
60
2019
2020
2021
117.1
101.3
(January 22)
97.2
Private Consumption
Industrial Activity
Gross Fixed Investment

Santander

4

4.9 - 2 - 6 6 2 2019 2020 2021 Banxico’s GDP Growth Expectations Survey 1 (%) 1.8 2.2 2.1 1.0 1.5 2.0 2.5 3.0 3.5 2020 2021 2019 2.0 4 Steady Macro Indicators, but GDP expectations falling Source : 1) Banxico surveys on the expectations of specialists in economics of the private sector as of March 2022. 2) Instituto Mexicano del Seguro Social (IMSS) as of March 2022. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of January 2022. . Macro Indicators 3 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2022 2023 (March 22)  Banxico’s GDP growth expectations survey shows decreasing trend for 2022 given weak economic environment affected by post - pandemic behavior  During 1 Q 22 , employment registered positive news with over 385 k new jobs, of which 63 % were permanent  Private consumption and industrial activity now surpassing pre - pandemic levels, while growth in investments remains slow and has not reached pre - pandemic levels (March 22) 117.1 101.3 97.2 60 70 80 90 100 110 120 2019 2020 2021 Private Consumption Gross Fixed Investment Industrial Activity (January 22)

Total Loans
YoY Growth
5,349
5,325
5,383
5,549
5,606
-7.4%
-5.6%
-1.9%
4.6%
4.8%
1Q21
2Q21
3Q21
4Q21
Jan'22

Total Deposits
YoY Growth
5,971
5,959
5,980
6,229
6,198
3.9%
1.7%
2.4%
5.7%
5.9%
1Q21
2Q21
3Q21
4Q21
Jan'22

Demand Deposits (YoY Growth)
11.7%
9.3%
8.6%
9.3%
9.4%
1Q21
2Q21
3Q21
4Q21
Jan'22

Santander

5

5 Sustained Growth in System Loans while Demand Deposits Continue to Drive Total Deposits Source: CNBV Banks as of January 2022 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) - 1.9% 1Q21 - 7.4% 2Q21 - 5.6% 3Q21 4.6% 4Q21 4.8% Jan’22 5,349 5,325 5,383 5,549 5,606 YoY Growth 1.7% 3.9% 6,229 1Q21 2.4% 2Q21 3Q21 5.7% 4Q21 5.9% Jan’22 5,971 5,959 5,980 6,198 YoY Growth - 8.8% 1Q21 2Q21 3Q21 4Q21 Jan’22 - 1.7% 0.5% 2.5% 4.8% 2Q21 1Q21 9.3% 3Q21 4Q21 Jan’22 8.6% 11.7% 9.3% 9.4%

6 Notes: 1) CNBV Data as of January 2022. 2) In April, 2022, GetNet by Santander México was recognized by Fintech Americas. 3) In July, 2021, Santander México was recognized by the International Finance Magazine. Growing our auto loan business organically, achieving a market share of 13.0% 1 , +719 bps vs Jan2021, well on track to reach the 3rd position in the market Digitizing our services & still advancing operational transformation in our journey to become a customer - centric bank of 5.7m Digital clients (10% YoY) Solid mortgage performance, driven by Hipoteca Plus & Hipoteca Free, as well as our Hipoteca Online digital platform. Close to reaching 18% 1 market share, closing the gap vs #2 player Expect to continue growing organically with Hipoteca Integral, our newest mortgage L i k e U , Mexico’s first credit card that can be 100% personalized, offering the highest security features and experiencing strong market acceptance +540K cards issued, with +75% of active cards recording at least one purchase GetNet, Santander Mexico’s contactless payment platform, received Platinum Award 2 for implementing infrastructure with highest security and technology specifications that allow contactless payments on Mexico City’s Metrobus, which helps promote new payment methods and financial inclusion . Getnet Mexico has 2nd place among top players in ATMs, affiliations & transactions ▪ Customers served: +311K ▪ Digital savings accounts: +250K ▪ First - time medical assistance customers: 56% ▪ 80% of our customers have grown their business and 48% have increased the number of employees Recognized as Best financial inclusion bank in Mexico and the world 3 Further Strengthening Market Leading Position in Value - Added Products With Strong Growth Initiatives

Loan Growth Continues to Outpace YoY Market Performance

Total Loans

+7.9%
+4.8 %
System YoY growth[1]
+2.6%
713,989
710,323
715,759
750,966
770,440
1Q21
2Q21
3Q21
4Q21
1Q22

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 7%
Middle-Market 29%
Mortgages 26%
Corporates 9%
SMEs 7%
Gov&FinEnt 13%

	1Q22					1Q21	
	$$	Var YoY	System YoY Growth[1]	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:							
Middle-market	220,051	13.4%					
SMEs	55,790	(7.7%)	↑			51.5%	64.4%
Credit cards	54,136	6.6%	↑ 2.0%	52.2%	62.6%		
Consumer	72,537	16.1%	6.6%				
	402,514	9.5%					
Low-margin segments:							
Corporates	72,093	1.7%	↓			48.5%	35.6%
Government & Financial Entities	98,458	0.3%	↑ 3.8%	47.8%	37.4%		
Mortgages	197,375	11.4%	10.1%				
	367,926	6.3%					

Santander

7

7 Loan Growth Continues to Outpace YoY Market Performance Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of January 2022. Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 51.5% 64.4% 48.5% 35.6% 1Q22 1Q21 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments : Middle - market 220,051 13.4% 52.2% 62.6% SMEs 55,790 (7.7%) Credit cards 54,136 6.6% 2.0% Consumer 72,537 16.1% 6.6% 402,514 9.5% Low - margin segments : Corporates 72,093 1.7% 47.8% 37.4% Government & Financial Entities 98,458 0.3% 3.8% Mortgages 197,375 11.4% 10.1% 367,926 6.3% System YoY growth 1 +4.8 % Middle - Market 29% Corporates 9% Gov&FinEnt 13% SMEs 7% Mortgages 26% Credit Cards 7% Consumer 9% 750,966 1Q21 1Q22 710,323 2Q21 4Q21 3Q21 713,989 715,759 770,440 +2.6% +7.9%

8 Improved Performance in Credit Cards; Consumer Loans Boosted by Auto and Payroll. Mortgages and Auto Continue Gaining Market Share Organically Source : Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of January 2022. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 324,048 290,544 1Q21 1Q22 +11.5%  Like U billing represents 11.4% of the total  Usage +10% YoY in March  Maintaining conservative origination criteria  Customers paying balances in full increased to 40.8% in 1Q22 vs 35.4% in 1Q21  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki and Tesla  Market share in Auto reached 13.0% in January ‘22 vs 5.8% a year ago approaching top - three position  Payroll loans increased 6.5% YoY; personal loans contracted 13.0% YoY Mortgages 1Q21 197,375 1Q22 2Q21 3Q21 4Q21 177,250 182,652 193,840 188,274 +1.8% +11.4% 4Q21 1Q21 2Q21 3Q21 1Q22 50,807 50,989 50,454 53,405 54,136 + 1.4% + 6.6% 1Q21 2Q21 3Q21 4Q21 1Q22 64,602 72,537 62,487 65,612 68,357 +6.1% +16.1% Payroll Auto Personal  Organic growth of +14.8% YoY  One of the top mortgage originators in January, with Hipoteca Plus and Hipoteca Free accounting for 46% and 45% of new mortgages  E2E digital process managing 96% of operations Credit Cards Consumer 1

Ongoing Traction in Digital Adoption

Loyal Customers[1]

Loyal / Active
+8.5%
39%
42%
3,687
3,749
3,825
3,895
4,002
1Q21
2Q21
3Q21
4Q21
1Q22

Digital Customers[1]

+10.0%
5,154
5,164
5,308
5,544
5,668
1Q21
2Q21
3Q21
4Q21
1Q22

Digital Channels

Digital Transactions / Total Transactions[2]

40.5%
4%
96%
46.8%
3%
97%
Internet
Mobile
Mar'21
Mar'22

Products Sales by Channel[3]

49%
51%
63%
37%
Digital
Others
Mar'21
Mar'22

Mobile Customers[1]

+11.5%
4,829
4,850
5,011
5,252
5,383
1Q21
2Q21
3Q21
4Q21
1Q22

Santander

9

9 Ongoing Traction in Digital Adoption Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 3Q21 1Q21 2Q21 1Q22 4Q21 3,687 3,749 3,825 3,895 4,002 +8.5% 1Q21 4Q21 2Q21 3Q21 5,544 1Q22 5,154 5,164 5,308 5,668 +10.0% 5,252 3Q21 1Q21 2Q21 1Q22 4Q21 4,829 4,850 5,011 5,383 +11.5% 4% Mar’21 96% 3% 97% Mar’22 46.8% 40.5% Internet Mobile 63% 51% 49% Mar’21 37% Mar’22 Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 39% 42% Loyal / Active

Commercial Loans

1Q21 423,445 → +5.4% → 446,392 1Q22

SMEs

-7.7%
60,415
56,448
56,853
55,787
55,790
+0.0%
1Q21
2Q21
3Q21
4Q21
1Q22

Middle-Market

Corporates

+1.7%
70,857
65,309
68,033
84,447
72,093
-14.6%
1Q21
2Q21
3Q21
4Q21
1Q22

Government & Fin. Ent.

+0.3%
98,169
91,750
85,648
94,296
98,458
+4.4%
1Q21
2Q21
3Q21
4Q21
1Q22

Santander

Source: Company filings under CNBV GAAP, in million pesos.

10

10 Significant Pick - Up in Middle - Market while SMEs, Corporate and Government Loans Remained Soft Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 446,392 423,445 1Q21 1Q22 +5.4% SMEs Middle - Market Corporates Government & Fin. Ent . 55,790 55,787 1Q22 1Q21 2Q21 3Q21 4Q21 56,448 60,415 56,853 +0.0% - 7.7% 1Q21 2Q21 1Q22 3Q21 4Q21 194,004 198,573 200,885 200,834 220,051 +9.6% +13.4% 68,033 4Q21 1Q21 2Q21 3Q21 1Q22 72,093 70,857 65,309 84,447 - 14.6% +1.7% 4Q21 1Q21 3Q21 2Q21 1Q22 85,648 98,169 91,750 94,296 98,458 +4.4% +0.3%

Total Deposits

+2.5%
767,627
766,663
766,336
783,118
787,057
+0.5%
Term
Demand
30%
70%
28%
72%
26%
74%
28%
72%
27%
73%
1Q21
2Q21
3Q21
4Q21
1Q22

Demand Deposits

+7.0%
538,629
576,070
+6.2%
+7.4%
1Q21
1Q22

Term Deposits[1]

-7.9%
228,998
210,987
+5.8%
-16.7%
1Q21
1Q22
Individuals
Corporate

Mix Demand Deposits

25.2%
74.8%
34.9%
65.1%
2016
1Q22

Mix Term Deposits[1]

21.9%
78.1%
45.1%
54.9%
2016
1Q22
Individuals
Corporate

Santander

11

+7.4% 11 Focus on Driving Demand Deposits Over Time Deposits Reflected in Total Deposit Mix Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 2) Cost of demand deposits calculated with CNBV Banks as of January 2022. Total Deposits  Strategy to attract deposits boosted individual demand deposits by 6.2% YoY  35 bps YoY drop in demand deposit cost; beating market's decrease 2  Contribution of individuals in total deposits represents 37.7%, this is the best mix we have ever had versus previous first quarters 1Q21 30% 70% 74% 28% 26% 28% 2Q21 72% 3Q21 766,336 72% 4Q21 27% Term 73% 1Q22 Demand 787,057 767,627 766,663 783,118 +0.5% +2.5% 576,070 1Q21 1Q22 538,629 +7.0% 1Q21 210,987 1Q22 228,998 - 7.9% +6.2% Individuals Corporate +5.8% - 16.7% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 34.9% 2016 1Q22 65.1% 25.2% 74.8% 45.1% 21.9% 1Q22 78.1% 2016 54.9% Individuals Corporate

Maintained Sound Liquidity and Capital Position

Net Loans to Deposits[1]

89.76%
89.50%
90.27%
92.94%
94.99%
1Q21
2Q21
3Q21
4Q21
1Q22

Debt Maturity

27,914³
7,464
38,513
10,225
46,488
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

19.73%
18.91%
21.46%
21.56%
20.21%
14.81
14.25
14.86
14.84
14.89
Tier 2
AT1
CET1
1Q21
2Q21
3Q21
4Q21
1Q22⁴

Santander

12

12 Maintained Sound Liquidity and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.23,970 million of short - term maturities. 4) 1Q22 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Sound balance sheet and liquidity position  Diversified funding sources and manageable maturity profile  LCR 2 of 187.34%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 8 bps to 14.89%, same level for six consecutive quarters and third consecutive quarter above 20% in terms of total capitalization 14.81 14.25 14.86 14.84 14.89 4Q21 1Q22 4 2Q21 1Q21 3Q21 Tier 2 AT1 CET1 19.73% 18.91% 21.46% 21.56% 20.21% 7,464 38,513 10,225 46,488 2024 2026 2022 2023 >2028 2027 2025 27,914 3 3Q21 1Q21 89.76% 2Q21 89.50% 4Q21 1Q22 90.27% 92.94% 94.99%

13 NII and NIM Expansion Reflects Expansion of Retail Loan Volumes and Higher Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (1Q22). N et Interest Income and NIM 1  NII increased 5.3% YoY , principally due to the combination of: ▪ Higher interest income from total loan portfolio: +13.3% ▪ Partially offset by higher interest expense from: • Demand deposits: +42.4% ( 2/3 came for higher rates and 1/3 from higher volumes) • Time deposits: +25.1%  NIM increased 17 bps YoY to 4.59%  Average interest rate (TIIE28) was up 165 bps YoY to 6.02% 4.42 4.46 1Q21 4.52 2Q21 4.64 3Q21 4Q21 4.59 1Q22 15,585 15,770 15,684 16,046 16,416 +2.3% +5.3%

14 Slight YoY Decrease in Net Fees Driven by Solid Growth in Insurance Fees Despite Lower Credit Card Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 30% Cash management* 24% Credit cards 25% Investment funds 9% Financial advisory services 8% Purchase - sale of securities and money market transactions 4% 2Q21 1Q21 4,902 3Q21 4Q21 1Q22 4,873 4,447 4,760 4,876 +2.4% - 0.5% Var YoY 1Q21 4Q21 1Q22 $$ % Insurance 1,252 1,437 1,444 192 15.3% Cash management* 1,378 1,207 1,368 (10) (0.7%) Credit cards 1,450 1,430 1,227 (223) (15.4%) Investment funds 414 458 446 32 7.7% Financial advisory services 428 278 415 (13) (3.0%) Purchase - sale of securities and money market transactions 196 149 175 (21) (10.7%) Bank correspondents (216) (199) (199) 17 (7.9%) Net commissions and fees 4,902 4,760 4,876 (26) (0.5%)

15 Net Interest Income Expansion More than Offset Lower Net Fees and Market Related Revenue Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 3Q21 1Q21 2Q21 1Q22 21,605 21,885 4Q21 21,460 22,148 22,331 +0.8% +2.0% Net Interest Income 73.5% Net Commissions and Fees 21.8% Market related revenue 4.7% Var YoY 1Q21 4Q21 1Q22 Var $$ Var % Net Interest Income 15,585 16,046 16,416 831 5.3% Net Commissions and Fees 4,902 4,760 4,876 (26) (0.5%) Market related revenue 1,398 1,342 1,039 (359) (25.7%) Gross Operating Income* 21,885 22,148 22,331 446 2.0%

16 Healthy Asset Quality Support Lower Provisions and Cost of Risk. NPLs Reflect IFRS 9 Implementation Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 4Q21 2Q21 1Q21 3Q21 1Q22 2.90% 3.15% 2.75% 2.75% 2.41% - 49 bps - 74 bps 2Q21 1Q21 3Q21 4,289 4Q21 1Q22 4,385 7,075 5,068 3,874 - 9.7% - 45.2% 1Q21 4Q21 1Q22 Consumer 4.89% 3.09% 2.74% Credit Card 6.23% 3.56% 3.34% Other consumer 3.79% 2.73% 2.30% Mortgages 4.92% 4.25% 4.19% Commercial 2 1.54% 1.01% 2.18% SMEs 4.81% 2.80% 2.10% NPL ratio 2.91% 2.18% 2.79%

17 Administrative & Promotional Expenses Reflect Methodology Change and Persistently High Inflation. Source : Company filings under CNBV GAAP, in million pesos. Notes: 1) In 1Q22, contributions to IPAB were reclassified to other operating income. 2) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (1Q22*4). Administrative & Promotional Expenses Efficiency 2 1Q21 2Q21 9,955 3Q21 1Q22 4Q21 9,894 10,750 12,636 9,475 - 25.0% - 4.2% 1 47.28% 1Q21 2Q21 3Q21 4Q21 1Q22 46.62% 47.59% 50.97% 56.00% - 872bps +66 bps Expenses Breakdown & Performance Var YoY 1Q21 4Q21 1Q22 $$ % Personnel 3,938 5,665 4,473 535 13.6% Administrative expenses 2,539 2,790 2,516 (23) (0.9%) Technology services (IT) 1,297 2,057 1,261 (36) (2.8%) Depreciation and amortization 1,182 1,154 1,225 43 3.6% Administrative & prom expenses before IPAB 8,956 11,666 9,475 519 5.8% IPAB 938 970 - (938) (100.0%) Administrative & prom expenses 9,894 12,636 9,475 (419) (4.2%)

18 Profitability Up 56% YoY ; ROAE Still Impacted by Excess Capital Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q21,1Q22). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4Q21 3Q21 1Q21 4,843 1Q22 2Q21 3,279 4,713 5,245 5,111 - 2.6% +55.9% 1Q21 3Q21 2Q21 4Q21 1Q22 8.24% 11.83% 11.96% 12.92% 12.32% - 60bps +408bps 1Q21 2Q21 24.26% 3Q21 1Q22 4Q21 20.72% 19.27% 7.48% 24.82% +1,734bps +56bps 1Q21 1Q22 2Q21 3Q21 4Q21 4,329 5,945 5,999 5,669 6,798 +19.9% +57.0%

Santander México Revises 2022 Guidance 19 Metrics 2022 Target 1 Revised 2022 Target Total Loans Δ 8% − 10% Δ 8% − 10% Total Deposits Δ 6% − 8% Δ 6% − 8% Cost of Risk 2.7% − 2.9% 2.6% − 2.8% Expenses 1 Δ 3% − 4% Δ 5% − 7% Tax Rate 24% − 25% 23% − 24% Net Income Δ 10% − 12% North of 15% 1) Not including the reclassification of contributions to IPAB to other operating income (expenses), due to the new accountin g s tandards.

Questions and Answers

21 Annexes

Further Embedding ESG to Build a More Responsible Bank

Environmental: supporting the green transition

Helping customers go green

Going green ourselves

Carbon Neutral in our own operations

International Renewable Energy Certificates (IRECs).

Social: building a more inclusive society

Talented & diverse team

Top **9** company to work for[2]

18% women in senior positions

Financially empowering people

>1.4 mn people since 2019 - 2021

Supporting society

c.260k Microentrepreneurs supported 2019-1Q22

>55K Beneficiaries through 32 social initiatives

Governance: doing business the right way

A strong culture

Simple, Personal, Fair

An independent, diverse Board

54% Independent directors[3]

36% Women on Board

Other programmes:

D&I Committee with 4 sponsors:

Santander

Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

SAM Sustainability Award Industry mover 2020

22

22 (1) Taking as reference the total volume of sustainable operations 2020 (MXN 8,000,000,000) and 2021 (MXN 148,950,000,000). (2) The ninth position of the ranking is maintained as in 2020 since they publish the TopCompanies 2021 ranking until the first fortnight of May 2022, so it remains the current position to date. (3) 6 out of 11 proprietary members are independent Going green ourselves Environmental: supporting the green transition Social: building a more inclusive society Helping customers go green Financially empowering people >1.4 mn people since 2019 - 2021 Governance: doing business the right way Supporting society c.260k Microentrepreneurs supported 2019 - 1Q22 >55K Beneficiaries through 32 social initiatives Talented & diverse team An independent, diverse Board A strong culture Simple, Personal, Fair ESG Panel Formed to structure our governance in terms of sustainable businesses 54% Independent directors 3 36% Women on Board • ESG Solutions : Financial advisor : Carbon Neutral in our own operations Other programmes: D&I Committee with 4 sponsors: 1. Female Talent 2. LGBT+ 3. Disabilities 4. Generational Talent • Recognized as Outstanding Leader in Sustainable Finance in Latin America by Global Finance Magazine . 1 Sustainability Linked Loan Co - ESG advisor ( Coppel ) Recognized by International Finance Magazine as Best Financial Inclusion Bank in Mexico. 18% women in senior positions Top 9 company to work for 2 International Renewable Energy Certificates (IRECs). • 94% increase in our sustainable operations compared to 2020 1 • 100% electricity from renewable sources 3 Green Bonds 3 Sustainable Bonds 3 Social Bonds Further Embedding ESG to Build a More Responsible Bank

Macroeconomic

GDP Growth (%)
-0.2
-8.2
4.8
1.5*
2.8
2.4
2019
2020
2021
2022E
2023E

Average Exchange Rate
(MXP/USD)
19.3
21.5
20.2
20.5*
20.7
20.8*
21.0
2019
2020
2021
2022E
2023E

Annual Inflation Rate (%)
2.8
3.2
7.4
7.0*
4.3
4.3*
3.8
2019
2020
2021
2022E
2023E

Central Bank Monetary Policy
(%, end of year)
7.25
4.25
5.50
8.25*
6.75
9.00*
7.25
2019
2020
2021
2022E
2023E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

23

23 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) - 0.2 4.8 2.4 2019 2020 2021 2022E 2023E - 8.2 1.5 * 19.3 21.5 20.2 2019 2020 2021 2022E 2023E 20.5 * 20.8 * 2.8 3.2 7.4 2020 2019 2021 2022E 2023E 7.0 * 4.3 * 7.25 4.25 5.50 2019 2020 2021 2022E 2023E 8.25 * 9.00 * 6.75 7.25 2.8 20.7 21.0 4.3 3.8

24 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation 1Q21 4Q21 1Q22 QoQ YoY Interest income 25,099 26,848 28,261 5.3 12.6 Interest expense (9,514) (10,802) (11,845) 9.7 24.5 Net interest income 15,585 16,046 16,416 2.3 5.3 Provisions for loan losses (7,075) (4,289) (3,874) (9.7) (45.2) Net interest income after provisions for loan losses 8,510 11,757 12,542 6.7 47.4 Commission and fee income 6,535 6,943 7,102 2.3 8.7 Commission and fee expense (1,633) (2,183) (2,226) 2.0 36.3 Net gain (loss) on financial assets and liabilities 1,398 1,342 1,039 (22.6) (25.7) Other operating income (664) 416 (2,291) — — Administrative and promotional expenses (9,894) (12,636) (9,475) (25.0) (4.2) Operating income 4,252 5,639 6,691 18.7 57.4 Equity in results of associated companies 77 30 107 256.7 39.0 Operating income before income taxes 4,329 5,669 6,798 19.9 57.0 Current income taxes (1,151) (1,049) (846) (19.4) (26.5) Deferred income taxes (net) 101 625 (841) — — Income from continuing operations 3,279 5,245 5,111 (2.6) 55.9 Discontinued operations 0 0 0 — — Consolidated net income 3,279 5,245 5,111 (2.6) 55.9 Other comprehensive income — — (3,127) — — Valuation of financial instruments to collect or sell — — (3,028) — — Valuation of derivatives financial instruments for cash flow hedges — — (85) — — Income and expenses related to assets held for disposal — — 0 — — Remeasurement of defined benefit obligation — — (14) — — Cumulative translation effect — — 0 — — Result from holding non - monetary assets — — 0 — — Participation in ORI of other entities — — 0 — — Integral result — — 1,984 — — Net result attributable to: — — 5,111 — — Controlling interest — — 5,111 — — Non - controlling interest — — 0 — — Comprehensive income attributable to: — — 1,984) — — controlling interest — — (1,984) — — Non - controlling interest — — 0 — — Basic earnings per common share — — 0.75 — — Non - controlling interest — — 0 — — Net income 3,279 5,245 — (24.3) 21.0

25 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Mar - 21 Dec - 21 Mar - 22 QoQ YoY Funds available 97,483 80,835 0 — — Cash and cash equivalents 0 0 98,783 — — Margin accounts 4,017 6,261 4,353 (30.5) 8.4 Investment in securities 558,857 516,562 0 — — Investments in financial instruments 0 0 496,918 — — Debtors under sale and repurchase agreements 47,713 2,043 23,614 — (50.5) Derivatives 228,247 190,722 197,770 3.7 (13.4) Valuation adjustment for hedged financial assets 167 63 9 (85.7) (94.6) Total loan portafolio 713,989 750,966 770,440 2.6 7.9 (+/ - ) Deferred items 0 0 1,811 — — Allowance for loan losses (24,937) (23,174) (24,630) 6.3 (1.2) Loan portafolio (net) 689,052 727,792 747,621 2.7 8.5 Accrued income receivable from securitization transactions 151 0 0 — — Other receivables (net) 78,686 69,331 114,320 64.9 45.3 Foreclosed assets (net) 92 212 202 (4.7) 119.6 Property, furniture and fixtures (net) 12,045 12,760 12,326 (3.4) 2.3 Long - term investment in shares 1,168 1,470 1,577 7.3 35.0 Deferred taxes and deferred profit sharing (net) 19,675 19,351 0 — — Deferred charges, advance payments and intangibles 10,903 12,204 0 — — Other 42 46 0 — — Advance payments and other assets (net) — — 4,065 — — Rights of use assets for property, furniture and equipment (net) — — 5,999 — — Deferred income tax assets (net) — — 17,667 — — Intangible assets (net) — — 7,309 — — Goodwill — — 1,735 — — Total assets 1,748,298 1,639,652 1,734,268 5.8 (0.8) Deposits 848,345 868,635 873,136 0.5 2.9 Interbank loans and other organizations 42,825 28,770 52,164 81.3 21.8 Creditors under sale and repurchase agreements 295,632 196,858 183,196 (6.9) (38.0) Collateral sold or pledged as guarantee 20,952 20,082 26,484 31.9 26.4 Derivative financial instruments 223,898 184,872 190,922 3.3 (14.7) Valuation adjustment of financial liabilities hedging — — (17) — — Lease liabilities — — 6,648 — — Other payables 119,429 122,179 188,375 54.2 57.7 Subordinated credit notes 36,757 51,643 39,763 (23.0) 8.2 Employee benefits — — 7,063 — — Deferred revenues and other advances 806 719 432 (39.9) (46.4) Total liabilities 1,588,644 1,473,758 1,568,166 6.4 (1.3) Total stockholders' equity 159,654 165,894 166,102 0.1 4.0

Thank you.

Our purpose is to help people
and business prosper.

Simple Personal Fair

Santander

BSMX LISTED NYSE

BSMX

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

Thank you . Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: